2023
Annual Report

Johnson&Johnson

Our Credo

We believe our first responsibility is to the patients, doctors and nurses, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to provide value, reduce our costs and maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our business partners must have an opportunity to make a fair profit.

We are responsible to our employees who work with us throughout the world. We must provide an inclusive work environment where each person must be considered as an individual. We must respect their diversity and dignity and recognize their merit. They must have a sense of security, fulfillment and purpose in their jobs. Compensation must be fair and adequate and working conditions clean, orderly and safe. We must support the health and well-being of our employees and help them fulfill their family and other personal responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide highly capable leaders and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must help people be healthier by supporting better access and care in more places around the world. We must be good citizens — support good works and charities, better health and education, and bear our fair share of taxes. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed, investments made for the future and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson&Johnson

Dear shareholders,

2023 was a defining moment in Johnson & Johnson's 138-year history.

It was a year of transformation and growth that has positioned our company to be a leader in global healthcare for decades to come.

With the successful separation of our consumer health business, we entered a new era – one exclusively focused on tackling the world's toughest health challenges through scientific innovation and technology.

We remain the world's largest, most diversified healthcare products company, and Johnson & Johnson is now moving forward as a more focused and agile organization, with a stronger growth and margin profile.

Operating as a company focused on delivering innovative medicines and medical technologies has strengthened our position as an innovation powerhouse. Today, we are innovating for patients across a spectrum of healthcare solutions in ways no other company can, and our impact is significant.

Performance and priorities

In 2023, we delivered strong and sustained performance with 9.0% operational sales growth*, excluding the COVID-19 vaccine. Adjusted net earnings were $25.4 billion*. Adjusted diluted net earnings per share was $9.92*, an increase of 11.1% from 2022.

We maintained a healthy balance sheet and robust credit rating, underscoring the stability of our financial position, and executed against all our capital allocation priorities. We remain a top investor in innovation, funding $15.1 billion in R&D, or almost 18% of 2023 sales – an all-time high for the company.

We committed over $3 billion to external growth opportunities in the last 12 months, including the acquisitions of Ambrx and Laminar, and more than 50 smaller, early-stage licensing deals and partnerships. We increased our dividend for the 61st consecutive year and completed the share repurchase program initiated in 2022, returning a total of over $14 billion to shareholders.

Innovative Medicine

We are leading where medicine is going, and for the 12th consecutive year we reported above-market growth for our Innovative Medicine business. This strong performance was fueled by growth in key brands such as DARZALEX, ERLEADA, STELARA and TREMFYA, and the acceleration of recently launched products, including CARVYKTI, SPRAVATO, TALVEY and TECVAYLI.

We made significant advances in our pipeline, with FDA approvals for AKEEGA and TALVEY, and positive Phase III data readouts for 11 in-line and pipeline medicines. We initiated Phase III clinical development programs for milvexian and our targeted oral peptide, JNJ-2113, and received FDA Breakthrough Therapy Designation for TAR-200 for the treatment of bladder cancer. Milvexian also received FDA Fast Track designations in atrial fibrillation, stroke, and acute coronary syndrome.

With 19 U.S. and EU filings across Innovative Medicine in 2023, we have high expectations for the year ahead.

MedTech

Innovating at the intersection of biology and technology, our MedTech businesses delivered over $30 billion in sales, with sales growth across Orthopaedics, Surgery, Interventional Solutions, and Vision.

We progressed 20+ MedTech pipeline programs that each have an expected net present value of greater than $100 million, and launched 15 major products. To increase access for patients and deliver clinical differentiation, we produced more than 200 scientific publications.

We built on our commitment to interventional cardiology with our successful integration of Abiomed and our acquisition of Laminar, a company focused on eliminating the left atrial appendage to prevent stroke in AFib patients.

Profoundly impacting health for humanity

Science and technology will advance human health more in the next decade than in the last century. It will lead to more effective and personalized treatments, earlier intervention, and smarter, less invasive healthcare. One example is in lung cancer, where doctors can use our robotic bronchoscopy to make a diagnosis, perform surgery with our smart instruments, and treat with our bispecific antibody. In so many ways, we are just getting started.

We are energized by our future and our evolution at Johnson & Johnson, and we remain grounded in our purpose and guiding principles. For more than 80 years, Our Credo has reminded us of our responsibilities to the people we serve: patients, doctors and nurses, employees, communities, and investors.

Our Credo values are as strong as ever. I see them in action every day working with my colleagues—a team of over 130,000 incredible individuals that includes more than 26,000 employees working in R&D, innovation, and engineering, and approximately 6,000 data scientists and digital experts embedded across our businesses globally.

The people of Johnson & Johnson are my greatest source of inspiration and the foundation of my confidence in the future of our business. Fueled by our shared belief that health is everything, and our commitment to investing in transformative science and breakthrough technology, Johnson & Johnson is poised to lead the next wave of innovation. I look forward to seeing what we accomplish together in 2024 and beyond.



Sincerely,

Joaquin Duato

Joaquin Duato
Chairman and CEO



Delivering for Our Credo stakeholders

9%
operational sales growth*[1]

$85.2 billion
in consolidated sales

61st
consecutive year of increased dividends

$15.1 billion
invested in R&D

13,000+
employee promotions to new roles

80
years of Our Credo

800,000
courses of SIRTURO® delivered to fight multi-drug resistant tuberculosis since 2014

>$5 billion
global impact spend with small and diverse suppliers

6
consecutive years of recognition with a CDP A-List rating for our leadership in climate action

$3 billion
invested in externally sourced innovation

40,000
operating room and hospital staff trained in resource-limited settings

---

*   Non-GAAP Measure: Operational sales growth excludes the effect of translational currency. Adjusted net earnings and adjusted diluted net earnings per share excludes special items and intangible asset amortization expense. See Non-GAAP reconciliation in this Annual Report.

[1].   Excluding the Covid-19 vaccine.



Key drivers for long-term competitive growth

At our 2023 Enterprise Business Review, we presented the Company's overarching innovation strategy, diverse and robust pipelines, and expected long-term financial outlook:

5 - 7%
compound annual growth rate for the Enterprise between 2025-2030[2,3]

5 - 7%
compound annual growth rate in our Innovative Medicine business between 2025-2030[2,3]

10+
innovative medicines by 2030 with potential for $5+ billion in peak year sales[4]

15+
innovative medicines by 2030 with potential for $1-5 billion in peak year sales[4]

2022 - 2027
MedTech growth in the upper range of the market 5-7%[5]

1/3rd
of MedTech sales to be generated by new products[6] in 2027

[2.] Represents operational sales; Non-GAAP financial measure; excludes the impact of translational currency.

[3.] Based on risk-adjusted sales projection.

[4.] Peak non-risk adjusted operational sales, including partner sales.

[5.] MedTech Market WAMGR reflects the following sources: Internal estimates, Fitch, HRI, GlobalData, and DRG.

[6.] Products launched within last five years.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
for the transition period from   to

Commission file number 1-3215

Johnson & Johnson
(Exact name of registrant as specified in its charter)

New Jersey	22-1024240
(State of incorporation)	(I.R.S. Employer Identification No.)

One Johnson & Johnson Plaza New Brunswick, New Jersey	08933
(Address of principal executive offices)	(Zip Code)

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(Address of principal executive offices)
Registrant's telephone number, including area code: (732) 524-0400

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, Par Value $1.00	JNJ	New York Stock Exchange
0.650% Notes Due May 2024	JNJ24C	New York Stock Exchange
5.50% Notes Due November 2024	JNJ24BP	New York Stock Exchange
1.150% Notes Due November 2028	JNJ28	New York Stock Exchange
1.650% Notes Due May 2035	JNJ35	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☑

The aggregate market value of the Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was approximately $430 billion.

On February 9, 2024, there were 2,408,767,228 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the registrant's proxy statement for its 2024 annual meeting of shareholders filed within 120 days after the close of the registrant's fiscal year (the "Proxy Statement"), are incorporated by reference to this report on Form 10-K (this "Report").

Item

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K and Johnson & Johnson's other publicly available documents contain "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Management and representatives of Johnson & Johnson and its subsidiaries (the Company) also may from time to time make forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and reflect management's assumptions, views, plans, objectives and projections about the future. Forward-looking statements may be identified by the use of words such as "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; impact and timing of restructuring initiatives, including associated cost savings and other benefits; the Company's strategy for growth; product development activities; regulatory approvals; market position and expenditures.

Because forward-looking statements are based on current beliefs, expectations and assumptions regarding future events, they are subject to uncertainties, risks and changes that are difficult to predict and many of which are outside of the Company's control. Investors should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, the Company's actual results and financial condition could vary materially from expectations and projections expressed or implied in its forward-looking statements. Investors are therefore cautioned not to rely on these forward-looking statements. Risks and uncertainties include, but are not limited to:

Risks related to product development, market success and competition

- Challenges and uncertainties inherent in innovation and development of new and improved products and technologies on which the Company's continued growth and success depend, including uncertainty of clinical outcomes, additional analysis of existing clinical data, obtaining regulatory approvals, health plan coverage and customer access, and initial and continued commercial success;

- Challenges to the Company's ability to obtain and protect adequate patent and other intellectual property rights for new and existing products and technologies in the United States and other important markets;

- The impact of patent expirations, typically followed by the introduction of competing generic, biosimilar or other products and resulting revenue and market share losses;

- Increasingly aggressive and frequent challenges to the Company's patents by competitors and others seeking to launch competing generic, biosimilar or other products and increased receptivity of courts, the United States Patent and Trademark Office and other decision makers to such challenges, potentially resulting in loss of market exclusivity and rapid decline in sales for the relevant product sooner than expected;

- Competition in research and development of new and improved products, processes and technologies, which can result in product and process obsolescence;

- Competition to reach agreement with third parties for collaboration, licensing, development and marketing agreements for products and technologies;

- Competition based on cost-effectiveness, product performance, technological advances and patents attained by competitors; and

- Allegations that the Company's products infringe the patents and other intellectual property rights of third parties, which could adversely affect the Company's ability to sell the products in question and require the payment of money damages and future royalties.

Risks related to product liability, litigation and regulatory activity

- Product efficacy or safety concerns, whether or not based on scientific evidence, potentially resulting in product withdrawals, recalls, regulatory action on the part of the United States Food and Drug Administration (U.S. FDA) (or international counterparts), declining sales, reputational damage, increased litigation expense and share price impact;

- The impact, including declining sales and reputational damage, of significant litigation or government action adverse to the Company, including product liability claims and allegations related to pharmaceutical marketing practices and contracting strategies;

- The impact of an adverse judgment or settlement and the adequacy of reserves related to legal proceedings, including patent litigation, product liability, personal injury claims, securities class actions, government investigations, employment and other legal proceedings;

- Increased scrutiny of the healthcare industry by government agencies and state attorneys general resulting in investigations and prosecutions, which carry the risk of significant civil and criminal penalties, including, but not limited to, debarment from government business;

- Failure to meet compliance obligations in compliance agreements with governments or government agencies, which could result in significant sanctions;

- Potential changes to applicable laws and regulations affecting United States and international operations, including relating to: approval of new products; licensing and patent rights; sales and promotion of healthcare products; access to, and reimbursement and pricing for, healthcare products and services; environmental protection; and sourcing of raw materials;

- Compliance with local regulations and laws that may restrict the Company's ability to manufacture or sell its products in relevant markets, including requirements to comply with medical device reporting regulations and other requirements such as the European Union's Medical Devices Regulation;

- Changes in domestic and international tax laws and regulations, increasing audit scrutiny by tax authorities around the world and exposures to additional tax liabilities potentially in excess of existing reserves; and

- The issuance of new or revised accounting standards by the Financial Accounting Standards Board and regulations by the Securities and Exchange Commission.

Risks related to the Company's strategic initiatives, healthcare market trends and the realization of benefits from the separation of the Company's Consumer Health Business

- Pricing pressures resulting from trends toward healthcare cost containment, including the continued consolidation among healthcare providers and other market participants, trends toward managed care, the shift toward governments increasingly becoming the primary payors of healthcare expenses, significant new entrants to the healthcare markets seeking to reduce costs and government pressure on companies to voluntarily reduce costs and price increases;

- Restricted spending patterns of individual, institutional and governmental purchasers of healthcare products and services due to economic hardship and budgetary constraints;

- Challenges to the Company's ability to realize its strategy for growth including through externally sourced innovations, such as development collaborations, strategic acquisitions, licensing and marketing agreements, and the potential heightened costs of any such external arrangements due to competitive pressures;

- The potential that the expected strategic benefits and opportunities from any planned or completed acquisition or divestiture by the Company may not be realized or may take longer to realize than expected;

- The potential that the expected benefits and opportunities related to past and ongoing restructuring actions may not be realized or may take longer to realize than expected;

- The Company's ability to divest the Company's remaining ownership interest in Kenvue Inc. (Kenvue) and realize the anticipated benefits from the separation; and

- Kenvue's ability to succeed as a standalone publicly traded company.

Risks related to economic conditions, financial markets and operating internationally

- The risks associated with global operations on the Company and its customers and suppliers, including foreign governments in countries in which the Company operates;

- The impact of inflation and fluctuations in interest rates and currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins;

- Potential changes in export/import and trade laws, regulations and policies of the United States and other countries, including any increased trade restrictions or tariffs and potential drug reimportation legislation;

- The impact on international operations from financial instability in international economies, sovereign risk, possible imposition of governmental controls and restrictive economic policies, and unstable international governments and legal systems;

- The impact of global public health crises and pandemics;

- Changes to global climate, extreme weather and natural disasters that could affect demand for the Company's products and services, cause disruptions in manufacturing and distribution networks, alter the availability of goods and services within the supply chain, and affect the overall design and integrity of the Company's products and operations;

- The impact of global or economic changes or events, including global tensions and war; and

- The impact of armed conflicts and terrorist attacks in the United States and other parts of the world, including social and economic disruptions and instability of financial and other markets.

Risks related to supply chain and operations

- Difficulties and delays in manufacturing, internally, through third-party providers or otherwise within the supply chain, that may lead to voluntary or involuntary business interruptions or shutdowns, product shortages, withdrawals or suspensions of products from the market, and potential regulatory action;

- Interruptions and breaches of the Company's information technology systems or those of the Company's vendors, which could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action;

- Reliance on global supply chains and production and distribution processes that are complex and subject to increasing regulatory requirements that may adversely affect supply, sourcing and pricing of materials used in the Company's products; and

- The potential that the expected benefits and opportunities related to restructuring actions may not be realized or may take longer to realize than expected, including due to any required approvals from applicable regulatory authorities.

Investors also should carefully read the risk factors described in Item 1A of this Annual Report on Form 10-K for a description of certain risks that could, among other things, cause the Company's actual results to differ materially from those expressed in its forward-looking statements. Investors should understand that it is not possible to predict or identify all such factors and should not consider the risks described above and in Item 1A to be a complete statement of all potential risks and uncertainties. The Company does not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments.

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Part I

Item 1. Business

General

Johnson & Johnson and its subsidiaries (the Company) have approximately 131,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. Johnson & Johnson is a holding company, with operating companies conducting business in virtually all countries of the world. The Company's primary focus is products related to human health and well-being. Johnson & Johnson was incorporated in the State of New Jersey in 1887.

The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Company's two business segments: Innovative Medicine (previously referred to as Pharmaceutical) and MedTech. Within the strategic parameters provided by the Committee, senior management groups at U.S. and international operating companies are each responsible for their own strategic plans and the day-to-day operations of those companies. Each subsidiary within the business segments is, with limited exceptions, managed by residents of the country where located.

Segments of business

Following the completion of the separation of the Consumer Health business (Kenvue) in August 2023, the Company is now organized into two business segments: Innovative Medicine and MedTech. Additional information required by this item is incorporated herein by reference to the narrative and tabular descriptions of segments and operating results under: Item 7. Management's discussion and analysis of results of operations and financial condition of this Report; and Note 17 Segments of business and geographic areas of the notes to consolidated financial statements included in Item 8 of this Report.

Innovative Medicine

The Innovative Medicine segment is focused on the following therapeutic areas: Immunology (e.g., rheumatoid arthritis, psoriatic arthritis, inflammatory bowel disease and psoriasis), Infectious Diseases (e.g., HIV/AIDS), Neuroscience (e.g., mood disorders, neurodegenerative disorders and schizophrenia), Oncology (e.g., prostate cancer, hematologic malignancies, lung cancer and bladder cancer), Cardiovascular and Metabolism (e.g., thrombosis, diabetes and macular degeneration) and Pulmonary Hypertension (e.g., Pulmonary Arterial Hypertension). Medicines in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. Key products in the Innovative Medicine segment include: REMICADE (infliximab), a treatment for a number of immune-mediated inflammatory diseases; SIMPONI (golimumab), a subcutaneous treatment for adults with moderate to severe rheumatoid arthritis, active psoriatic arthritis, active ankylosing spondylitis and moderately active to severely active ulcerative colitis; SIMPONI ARIA (golimumab), an intravenous treatment for adults with moderate to severe rheumatoid arthritis, active psoriatic arthritis and active ankylosing spondylitis and active polyarticular juvenile idiopathic arthritis (pJIA) in people 2 years of age and older; STELARA (ustekinumab), a treatment for adults and children with moderate to severe plaque psoriasis, for adults with active psoriatic arthritis, for adults with moderately to severely active Crohn's disease and treatment of moderately to severely active ulcerative colitis; TREMFYA (guselkumab), a treatment for adults with moderate to severe plaque psoriasis and active psoriatic arthritis; EDURANT (rilpivirine), PREZISTA (darunavir) and PREZCOBIX/REZOLSTA (darunavir/cobicistat), antiretroviral medicines for the treatment of human immunodeficiency virus (HIV) in combination with other antiretroviral products and SYMTUZA (darunavir/cobicistat/emtricitabine/tenofovir alafenamide), a once-daily single tablet regimen for the treatment of HIV; CONCERTA (methylphenidate HCl) extended-release tablets CII, a treatment for attention deficit hyperactivity disorder; INVEGA SUSTENNA/XEPLION (paliperidone palmitate), for the treatment of schizophrenia and schizoaffective disorder in adults; INVEGA TRINZA/TREVICTA (paliperidone palmitate), for the treatment of schizophrenia in patients after they have been adequately treated with INVEGA SUSTENNA for at least four months; SPRAVATO (Esketamine), a nasal spray, used along with an oral antidepressant, to treat adults with treatment-resistant depression (TRD) and depressive symptoms in adults with major depressive disorder (MDD) with suicidal thoughts or actions; CARVYKTI (ciltacabtagene autoleucel), a chimeric antigen receptor (CAR)-T-cell therapy for the treatment of patients with relapsed/refractory multiple myeloma; ZYTIGA (abiraterone acetate), a treatment for patients with prostate cancer; ERLEADA (apalutamide), a next-generation androgen receptor inhibitor for the treatment of patients with prostate cancer; IMBRUVICA (ibrutinib), a treatment for certain B-cell malignancies, or blood cancers and chronic graft versus host disease; DARZALEX (daratumumab), a treatment for multiple myeloma; DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), a treatment for multiple myeloma and light chain (AL) Amyloidosis; XARELTO (rivaroxaban), an oral anticoagulant for the prevention of deep vein thrombosis (DVT), which may lead to pulmonary embolism (PE) in patients undergoing hip or knee replacement surgery, to reduce the risk of stroke and systemic embolism in patients with nonvalvular atrial fibrillation, and for the treatment and reduction of risk of recurrence of DVT and PE to reduce the risk of major cardiovascular events in patients with coronary artery disease (CAD) and peripheral artery disease (PAD), for the treatment and secondary prevention of thromboembolism in pediatric patients, and for thromboprophylaxis in pediatric patients following the Fontan procedure; OPSUMIT (macitentan) as monotherapy or in combination, indicated for the long-term treatment of pulmonary arterial hypertension (PAH); UPTRAVI (selexipag), the only approved oral and intravenous, selective IP receptor agonist targeting a prostacyclin pathway in PAH. Many of these medicines were developed in collaboration with strategic partners or are licensed from other companies and maintain active lifecycle development programs.

MedTech

The MedTech segment includes a broad portfolio of products used in the Interventional Solutions, Orthopaedics, Surgery and Vision categories. Interventional Solutions include electrophysiology products (Biosense Webster) to treat heart rhythm disorders, the heart recovery portfolio (Abiomed) which includes technologies to treat severe coronary artery disease requiring high-risk PCI or AMI cardiogenic shock, and Neurovascular care (Cerenovus) that treats hemorrhagic and ischemic stroke. The Orthopaedics portfolio (DePuy Synthes) includes products and enabling technologies that support Hips, Knees, Trauma, and Spine, Sports & Other. The Surgery portfolios include advanced and general surgery technologies (Ethicon), as well as solutions that focus on breast aesthetics (Mentor), and Ear, Nose and Throat (Acclarent) procedures. Johnson & Johnson Vision products include ACUVUE Brand contact lenses and TECNIS intraocular lenses for cataract surgery. These products are distributed to wholesalers, hospitals and retailers, and used predominantly in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

Geographic areas

Johnson & Johnson and its subsidiaries (the Company) have approximately 131,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The products made and sold in the international business include many of those described above under Segments of Business – Innovative Medicine and MedTech. However, the principal markets, products and methods of distribution in the international business vary with the country and the culture. The products sold in international business include those developed in the U.S. and by subsidiaries abroad.

Investments and activities in some countries outside the U.S. are subject to higher risks than comparable U.S. activities because the investment and commercial climate may be influenced by financial instability in international economies, restrictive economic policies and political and legal system uncertainties.

Raw materials

Raw materials essential to the Company's business are generally readily available from multiple sources. Where there are exceptions, the temporary unavailability of those raw materials would not likely have a material adverse effect on the financial results of the Company.

Patents

The Company's subsidiaries have made a practice of obtaining patent protection on their products and processes where possible. They own, or are licensed under, a significant number of patents in the U.S. and other countries relating to their products, product uses, formulations and manufacturing processes, which in the aggregate are believed to be of material importance to the Company in the operation of its businesses. The Company's subsidiaries face patent challenges from third parties, including challenges seeking to manufacture and market generic and biosimilar versions of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. Significant legal proceedings and claims involving the Company's patent and other intellectual property are described in Note 19 Legal proceedings—Intellectual property of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Sales of the Company's largest product, STELARA (ustekinumab) accounted for approximately 12.8% of the Company's total revenues for fiscal 2023. Accordingly, the patents related to this product are believed to be material to the Company. Janssen Biotech, Inc., a wholly-owned subsidiary of Johnson & Johnson, owns patents specifically related to STELARA. The latest expiring United States composition of matter patent expired in 2023. As a result of settlements and other agreements with third parties, the Company does not anticipate the launch of a biosimilar version of STELARA before January 1, 2025 in the United States. The latest expiring European composition of matter patent (Supplementary Protection Certificate) expires in 2024.

Sales of the Company's second largest product, collectively DARZALEX (daratumumab) and DARZALEX FASPRO (daratumumab and hyaluronidase-fihj), accounted for approximately 11.4% of the Company's total revenues for fiscal 2023. Accordingly, the patents related to this product are believed to be material to the Company. Genmab A/S owns two patent families related to DARZALEX, and Janssen Biotech, Inc. has an exclusive license to those patent families. The two patent families both expire in the United States in 2029, and in Europe, compound patent protection in select countries extends to 2031/2032. Janssen Biotech, Inc. owns a separate patent portfolio related to DARZALEX FASPRO.

Trademarks

The Company's subsidiaries have made a practice of selling their products under trademarks and of obtaining protection for these trademarks by all available means. These trademarks are protected by registration in the U.S. and other countries where such products are marketed. The Company considers these trademarks in the aggregate to be of material importance in the operation of its businesses.

Seasonality

Worldwide sales do not reflect any significant degree of seasonality; however, spending has typically been heavier in the fourth quarter of each year than in other quarters. This reflects increased spending decisions, principally for research and development activity.

Competition

In all of their product lines, the Company's subsidiaries compete with companies both locally and globally. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, both internally and externally sourced, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products, as well as protecting the underlying intellectual property of the Company's product portfolio, is important to the Company's success in all areas of its business. The competitive environment requires substantial investments in continuing research.

Environment

The Company is subject to a variety of environmental laws and regulations in the United States and other jurisdictions. The Company believes that its operations comply in all material respects with applicable environmental laws and regulations. The Company's compliance with these requirements is not expected to have a material effect upon its capital expenditures, cash flows, earnings or competitive position.

Regulation

The Company's businesses are subject to varying degrees of governmental regulation in the countries in which operations are conducted, and the general trend is toward increasingly stringent regulation and enforcement. The Company is subject to costly and complex U.S. and foreign laws and governmental regulations and any adverse regulatory action may materially adversely affect the Company's financial condition and business operations. In the U.S., the pharmaceutical product and medical technology industries have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling and safety reporting. The exercise of broad regulatory powers by the U.S. Food and Drug Administration (the U.S. FDA) continues to result in increases in the amounts of testing and documentation required for U.S. FDA approval of new drugs and devices and a corresponding increase in the expense of product introduction. Similar trends are also evident in major markets outside of the U.S.

The new medical device regulatory framework and the evolving privacy, data localization, and emerging cyber security laws and regulations around the world are examples of such increased regulation. Within the U.S., an increasing number of U.S. States have enacted comprehensive privacy laws and federal regulators (e.g., the U.S. FDA, FTC and HHS) continue to stress the intersection of health and privacy as a compliance and enforcement priority. In the EU, multiple directives and laws (including NIS2, EHDS, the Data Act, the Cyber Resilience Act, and the AI Act) are rapidly changing privacy and cybersecurity compliance requirements while introducing new enforcement risks. In addition, China has introduced broad personal information protection and data security regulations, with more anticipated, thereby increasing China's scrutiny of company compliance and data transfer practices. With other jurisdictions enacting similar privacy laws, local data protection authorities will force greater accountability on the collection, access and use of personal data in the healthcare industry. These laws can also restrict transfers of data across borders, potentially impacting how data-driven health care solutions are developed and deployed globally in a compliant manner. Moreover, as a result of the broad scale release and availability of Artificial Intelligence (AI) technologies such as generative AI, a global trend towards more comprehensive and nuanced regulation (e.g., White House's Executive Order on the Safe, Secure, and Trustworthy Development and Use of Artificial Intelligence; the EU AI Act) to ensure the ethical use, privacy, and security of AI is underway that includes standards for transparency, accountability, and fairness, which will require compliance developments or enhancements.

The regulatory agencies under whose purview the Company operates have administrative powers that may subject it to actions such as product withdrawals, recalls, seizure of products and other civil and criminal sanctions. In some cases, the Company's subsidiaries may deem it advisable to initiate product recalls regardless of whether it has been required or directed to.

The U.S. FDA and regulatory agencies around the globe are also increasing their enforcement activities. If the U.S. FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our pharmaceutical products or medical technologies are ineffective or pose an unreasonable health risk, the U.S. FDA could ban such products, detain or seize adulterated or misbranded products, order a recall, repair, replacement, or refund of such products, refuse to grant pending applications for marketing authorization or require certificates of foreign governments for exports, and/or require us to notify health professionals and others that the products present unreasonable risks of substantial harm to the public health. The U.S. FDA may also assess civil or criminal penalties against us, our officers or employees and impose operating restrictions on a company-wide basis, or enjoin and/or restrain certain conduct resulting in violations of applicable law. The U.S. FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products and limit our ability to obtain future clearances or approvals, and could result in a substantial modification to our business practices and operations. Equivalent enforcement mechanisms exist in different countries in which we conduct business.

The costs of human healthcare have been and continue to be a subject of study, investigation and regulation by governmental agencies and legislative bodies around the world. In the U.S., attention has been focused by states, regulatory agencies and Congress on prices, profits, overutilization and the quality and costs of healthcare generally. Laws and regulations have been enacted to require adherence to strict compliance standards and prevent fraud and abuse in the healthcare industry. There is increased focus on interactions and financial relationships between healthcare companies and healthcare providers. Various state and federal transparency laws and regulations require disclosures of payments and other transfers of value made to certain healthcare practitioners, including physicians, teaching hospitals, and certain non-physician practitioners. Federal and foreign laws governing international business practices require strict compliance with anti-bribery standards and certain prohibitions with respect to payments to any foreign government official. Payors and Pharmacy Benefit Managers (PBMs) are a potent force in the marketplace, and increased attention is being paid to the impact of PBM practices on healthcare cost and access in the U.S.

Our business has been and continues to be affected by federal and state legislation that alters the pricing, coverage, and reimbursement landscape. At the federal level, in August 2022, President Biden signed into law the Inflation Reduction Act

(IRA), which includes provisions that effectively authorize the government to establish prices for certain high-spend single-source drugs and biologics reimbursed by the Medicare program, starting in 2026 for Medicare Part D drugs and 2028 for Medicare Part B drugs. On August 29, 2023, the Centers for Medicare & Medicaid Services ("CMS") published the first "Selected Drug" list, which includes XARELTO and STELARA as well as IMBRUVICA, which is developed in collaboration and co-commercialized in the U.S. with Pharmacyclics LLC, an AbbVie company. The Selected Drug list also included other medicines targeting disease states that are prevalent in the Medicare population. There remains uncertainty, however, regarding how the federal government will establish prices for the selected products, as the IRA specifies a ceiling price but not a minimum price. In any event, we anticipate that the selected products will be subjected to a government-established price for the Medicare population.

The IRA also contains provisions that impose rebates if certain prices increase at a rate that outpaces the rate of inflation, beginning October 1, 2022, for Medicare Part D drugs and January 1, 2023, for Medicare Part B drugs. Separate IRA provisions redesign the Medicare Part D benefit in various ways, including by shifting a greater portion of costs to manufacturers within certain coverage phases and replacing the Part D coverage gap discount program with a new manufacturer discounting program. Failure to comply with IRA provisions may subject manufacturers to various penalties, including civil monetary penalties.

In July 2023, Janssen Pharmaceuticals, Inc. (Janssen) filed litigation against the U.S. Department of Health and Human Services as well as the Centers for Medicare and Medicaid Services challenging the constitutionality of the Inflation Reduction Act's (IRA) Medicare Drug Price Negotiation Program. The litigation requests a declaration that the IRA violates Janssen's rights under the First Amendment and the Fifth Amendment to the Constitution and therefore that Janssen is not subject to the IRA's mandatory pricing scheme. The impact of the IRA on our business and the broader pharmaceutical industry remains uncertain, as litigation filed by Janssen and other pharmaceutical companies remains ongoing and CMS has yet to publicly announce the maximum fair price for each of the selected drugs.

Additionally, we expect continued scrutiny on drug pricing and government price reporting from Congress, agencies, and other bodies at the federal and state levels, which may result in additional regulations or other mechanisms to increase pricing transparency and controls.

There are a number of additional bills pending in Congress and healthcare reform proposals at the state level that would affect drug pricing, including in the Medicare and Medicaid programs. This changing legal landscape has both positive and negative impacts on the U.S. healthcare industry with much remaining uncertain as to how various provisions of federal and state law, and potential modification or repeal of these laws, will ultimately affect the industry. The IRA and any other federal or state legislative change could affect the pricing and market conditions for our products.

In addition, business practices in the healthcare industry have come under increased scrutiny, particularly in the U.S., by government agencies and state attorneys general, and resulting investigations and prosecutions carry the risk of significant civil and criminal penalties. Of note is the increased enforcement activity by data protection authorities in various jurisdictions, particularly in the European Union, where significant fines have been levied on companies for data breaches, violations of privacy requirements, and unlawful cross-border data transfers. In the U.S., the Federal Trade Commission has stepped up enforcement of data privacy with several significant settlements (including settlements concerning the downstream sharing of personal information and use and disclosure of personal health data) and there have been a material increase in class-action lawsuits linked to the collection and use of biometric data and use of tracking technologies.

Further, the Company relies on global supply chains, and production and distribution processes, that are complex, and subject to increasing regulatory requirements that may affect sourcing, supply and pricing of materials used in the Company's products. These processes also are subject to complex and lengthy regulatory approvals.

Employees and human capital management

As of December 31, 2023, the number of employees was approximately:

	2023
Employees[1]	134,400
Full-time equivalent (FTE) positions[2]	131,900

1   "Employee" is defined as an individual working full-time or part-time, excluding fixed term employees, interns and co-op employees. Employee data may not include full population from more recently acquired companies and individuals on long-term disability are excluded. Contingent workers, contractors and subcontractors are also excluded.

2   FTE represents the total number of full-time equivalent positions and does not reflect the total number of individual employees as some work part-time.

Employees by region (in percentages)



17.5% Latin America

35.8% North America

28.6% EMEA

18.1% Asia Pacific

Strategy

The Company believes that its employees are critical to its continued success and are an essential element of its long-term strategy. Management is responsible for ensuring that its policies and processes reflect and reinforce the Company's desired corporate culture, including policies and processes related to strategy, risk management, and ethics and compliance. The Company's human capital management strategy is built on three fundamental focus areas:

- Attracting and recruiting the best talent
- Developing and retaining talent
- Empowering and inspiring talent

Underpinning these focus areas are ongoing efforts to cultivate and foster a culture built on diversity, equity and inclusion (DEI), innovation, health, well-being and safety, where the Company's employees are encouraged to succeed both professionally and personally while helping the Company achieve its business goals.

Culture and employee engagement

At the Company, employees are guided by Our Credo which sets forth the Company's responsibilities to patients, consumers, customers, healthcare professionals, employees, communities and shareholders. Employees worldwide must adhere to the Company's Code of Business Conduct which sets basic requirements and serves as a foundation for the Company policies, procedures and guidelines, all of which provide additional guidance on expected employee behaviors in every market where it operates. The Company conducts global surveys that offer its employees the ability to provide feedback and valuable insight to help address potential human resources risks and identify opportunities to improve. In 2023, 94% of global employees across 76 countries participated in Our Credo Survey which was offered in 36 languages.

Growth and development

To lead in the changing healthcare landscape, it is crucial that the Company continue to attract and retain top talent. In 2023, the Company's voluntary turnover rate was 7%. The Company believes that its employees must be equipped with the right knowledge and skills and be provided with opportunities to grow and develop in their careers. Accordingly, professional development programs and educational resources are available to all employees. The Company's objective is to foster a learning culture that helps shape each person's unique career path while creating a robust pipeline of talent to deliver on the Company's long-term strategies. In furtherance of this objective, the Company deploys a global approach to ensure development is for everyone, regardless of where they are on their career journey. To prioritize learning, the Company recently held Johnson & Johnson's first Global Learning Day. Employees were encouraged to set aside a full day to explore skill-building courses across five areas: leadership, business skills, digital upskilling, DEI, and well-being, on J&J Learn, the Company's new learning platform.

Diversity, equity, and inclusion (DEI)

The Company is committed to workplace diversity and to cultivating, fostering, and advancing a culture of equity and inclusion. The Company's evidenced-based global enterprise Diversity, Equity and Inclusion strategy recognizes how DEI accelerates the Company's ability to meet the changing needs of the communities the Company serves in, as outlined in Our Credo. The Company's DEI Vision is: *Be yourself, change the world*. The Company's DEI Mission is: *Make diversity, equity and inclusion how we work everyday*. The Company's enterprise DEI Strategy is aligned to the DEI Vision and Mission and rests on four core pillars:

- Build a workforce of individuals with diverse backgrounds, cultures, abilities and perspectives
- Foster a culture of inclusion where every individual belongs
- Transform talent and business processes to achieve equitable opportunities for all
- Drive innovation and growth with our business to serve diverse markets around the world

The Company's DEI strategy is guided by internal and external insights, global best practices and continual employee feedback and recognizes that while diversity changes by location, inclusion is the same everywhere.

Compensation and benefits

As part of the Company's total rewards philosophy, the Company offers competitive compensation and benefits to attract and retain top talent. The Company is committed to fairness and equitable treatment in its compensation and benefits for employees at all levels. The Company observes legal minimum wage provisions and exceeds them where possible. The Company's total rewards offerings include an array of programs to support its employees' well-being, including annual performance incentive opportunities, pension and retirement savings programs, health and welfare benefits, paid time off, leave programs, flexible work schedules and employee assistance programs. In recognition of the Company's commitment to help employees balance their personal and professional responsibilities, the Company enhanced its caregiver, bereavement, and volunteer paid leave benefits, effective July 2023.

Health, wellness and safety

The Company's investment in employee health, well-being and safety is built on its conviction that advancing health for humanity starts with advancing the health of its employees. With the right awareness, focus, practices and tools, the Company ensures that all its employees around the world, as well as temporary contractors and visitors to the Company's sites, can work safely. The Company has continuously expanded health and well-being programs throughout the Company and across the globe, incorporating new thinking and technologies to keep its offerings best-in-class and to help employees achieve their personal health goals. The programs and practices the Company advances for total health—physical, mental, emotional and financial—ensure employee health protection for emerging health risks. The Company continues to address our employees needs through J&J Flex, a hybrid model that empowers the Company's office-based employees to find the right productivity and balance of in-person and remote work.

Available information

The Company's main corporate website address is www.jnj.com. The Company makes its SEC filings available on the Company's website at www.investor.jnj.com/financials/sec-filings, as soon as reasonably practicable after having been electronically filed or furnished to the SEC. The Company's SEC filings are also available at the SEC's website at www.sec.gov.

Investors and the public should note that the Company also announces information at www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com and www.LLTManagementInformation.com. We use these websites to communicate with investors and the public about our products, litigation and other matters. It is possible that the information we post to these websites could be deemed to be material information. Therefore, we encourage investors and others interested in the Company to review the information posted to these websites in conjunction with www.jnj.com, the Company's SEC filings, press releases, public conference calls and webcasts.

In addition, the Amended and Restated Certificate of Incorporation, By-Laws, the written charters of the Audit Committee, the Compensation & Benefits Committee, the Nominating & Corporate Governance Committee, the Regulatory Compliance & Sustainability Committee, the Science & Technology Committee and any special committee of the Board of Directors and the Company's Principles of Corporate Governance, Code of Business Conduct (for employees), Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers, and other corporate governance materials, are available at www.investor.jnj.com/governance/corporate-governance-overview on the Company's website and will be provided without charge to any shareholder submitting a written request, as provided above. The information on www.jnj.com, www.factsaboutourprescriptionopioids.com, www.factsabouttalc.com and www.LLTManagementInformation.com is not, and will not be deemed, a part of this Report or incorporated into any other filings the Company makes with the SEC.

Item 1A. Risk factors

An investment in the Company's common stock or debt securities involves risks and uncertainties. The Company seeks to identify, manage and mitigate risks to our business, but uncertainties and risks are difficult to predict and many are outside of the Company's control and cannot therefore be eliminated. In addition to the other information in this report and the Company's other filings with the SEC, investors should consider carefully the factors set forth below. Investors should be aware that it is not possible to predict or identify all such factors and that the following is not meant to be a complete discussion of all potential risks or uncertainties. If known or unknown risks or uncertainties materialize, the Company's business, results of operations or financial condition could be adversely affected, potentially in a material way.

Risks related to our business, industry and operations

The Company's businesses operate in highly competitive product markets and competitive pressures could adversely affect the Company's earnings.

The Company faces substantial competition in its two operating segments and in all geographic markets. The Company's businesses compete with companies of all sizes on the basis of cost-effectiveness, technological innovations, intellectual property rights, product performance, real or perceived product advantages, pricing and availability and rate of reimbursement. The Company also competes with other market participants in securing rights to acquisitions, collaborations and licensing agreements with third parties. Competition for rights to product candidates and technologies may result in significant investment and acquisition costs and onerous agreement terms for the Company. Competitors' development of more effective or less costly products, and/or their ability to secure patent and other intellectual property rights and successfully market products ahead of the Company, could negatively impact sales of the Company's existing products as well as its ability to bring new products to market despite significant prior investment in the related product development. The Company may also experience operational and financial risk in connection with acquisitions if we are unable to fully identify potential risks and liabilities associated with acquired businesses or products, successfully integrate operations and employees, and successfully identify and realize synergies with existing businesses while containing acquisition-related strain on our management, operations and financial resources.

For the Company's Innovative Medicine businesses, loss of patent exclusivity for a product often is followed by a substantial reduction in sales as competitors gain regulatory approval for generic and other competing products and enter the market. Similar competition can be triggered by the loss of exclusivity for a biological product. For the Company's MedTech businesses, technological innovation, product quality, reputation and customer service are especially important to competitiveness. Development by other companies of new or improved products, processes and technologies could threaten to make the Company's products or technologies less desirable, less economical or obsolete. The Company's business and operations will be negatively impacted if we are unable to introduce new products or technological advances that are safe, more effective, more effectively marketed or otherwise outperform those of our competitors.

Interruptions and delays in manufacturing operations could adversely affect the Company's business, sales and reputation.

The Company's manufacturing of products requires the timely delivery of sufficient amounts of complex, high-quality components and materials. The Company's subsidiaries operate 61 manufacturing facilities as well as sourcing from thousands of suppliers around the world. The Company has in the past, and may in the future, face unanticipated interruptions and delays in manufacturing through its internal or external supply chain. Manufacturing disruptions can occur for many reasons including regulatory action, production quality deviations or safety issues, labor disputes, labor shortages, site-specific incidents (such as fires), natural disasters such as hurricanes and other severe weather events, raw material shortages, political unrest, terrorist attacks and epidemics or pandemics. Such delays and difficulties in manufacturing can result in product shortages, declines in sales and reputational impact as well as significant remediation and related costs associated with addressing the shortage.

The Company relies on third parties to manufacture and supply certain of our products. Any failure by or loss of a third-party manufacturer or supplier could result in delays and increased costs, which may adversely affect our business.

The Company relies on third parties to manufacture and supply certain of our raw materials, component parts and products. We depend on these third-party manufacturers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis and at acceptable prices. However, we cannot guarantee that these third-party manufacturers will be able to meet our near-term or long-term manufacturing requirements, which could result in lost sales and have an adverse effect on our business.

Other risks associated with our reliance on third parties to manufacture these products include reliance on the third party for regulatory compliance and quality assurance, misappropriation of the Company's intellectual property, limited ability to manage our inventory, possible breach of the manufacturing agreement by the third party and the possible termination or nonrenewal of the manufacturing agreement by the third party at a time that is costly or inconvenient for us. Moreover, if any of our third-party manufacturers suffers any damage to facilities, loses benefits under material agreements, experiences power outages, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other reduction in efficiency, the Company may experience significant business disruption. In the event of any such disruption, the Company would need to seek and source other qualified third-party manufacturers, likely resulting in further delays and increased costs which could affect our business adversely.

Counterfeit versions of our products could harm our patients and have a negative impact on our revenues, earnings, reputation and business.

Our industry continues to be challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit products in a growing number of markets and over the Internet. Third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. To distributors and patients, counterfeit products may be visually indistinguishable from the authentic version. Counterfeit medicines pose a risk to patient health and safety because of the conditions under which they are manufactured – often in unregulated, unlicensed, uninspected and unsanitary sites – as well as the lack of regulation of their contents.

The industry's failure to mitigate the threat of counterfeit medicines could adversely impact our business and reputation by impacting patient confidence in our authentic products, potentially resulting in lost sales, product recalls, and an increased threat of litigation. In addition, diversion of our products from their authorized market into other channels may result in reduced revenues and negatively affect our profitability.

Global health crises, pandemics, epidemics, or other outbreaks could adversely disrupt or impact certain aspects of the Company's business, results of operations and financial condition.

We are subject to risks associated with global health crises, epidemics, pandemics and other outbreaks (such incident(s), a health crisis or health crises). For example, the COVID-19 pandemic adversely impacted certain aspects of the Company's business, results of operations and financial condition, including lower sales and reduced customer demand and usage of certain of our products. The spread of any health crises may cause the Company to modify its business practices, and take further actions as may be required by government authorities or as the Company determines are in the best interests of our patients, customers, employees and business partners under such circumstances. While the Company has robust business continuity plans in place across our global supply chain network designed to help mitigate the impact of health crises, these efforts may not completely prevent our business from being adversely affected in the event of a health crisis. Health crises could adversely impact the Company's operations, including, among other things, our manufacturing operations, supply chain, third-party suppliers, sales and marketing, and clinical trial operations. Any of these factors could adversely affect the Company's business, financial results, and global economic conditions generally.

Risks related to government regulation and legal proceedings

Global sales in the Company's Innovative Medicine and MedTech segments may be negatively impacted by healthcare reforms and increasing pricing pressures.

Sales of the Company's Innovative Medicine and MedTech products are significantly affected by reimbursements by third-party payors such as government healthcare programs, private insurance plans and managed care organizations. As part of various efforts to contain healthcare costs, these payors are putting downward pressure on prices at which products will be reimbursed. In the U.S., increased purchasing power of entities that negotiate on behalf of Medicare, Medicaid, and private sector beneficiaries, in part due to continued consolidation among healthcare providers, could result in further pricing pressures. In addition, recent legislation and ongoing political scrutiny on pricing, coverage and reimbursement could result in additional pricing pressures. Specifically, the Inflation Reduction Act of 2022 (IRA) may subject certain products to government-established pricing, potentially impose rebates, and subject manufacturers who fail to adhere to the government's interpretations of the law to penalties. Further, increased third-party utilization of the 340B Federal Drug Discount Program from expanded interpretations of the statute may have a negative impact on the Company's financial performance. Outside the U.S., numerous major markets, including the EU, United Kingdom, Japan and China, have pervasive government involvement in funding healthcare and, in that regard, directly or indirectly impose price controls, limit access to, or reimbursement for, the Company's products, or reduce the value of its intellectual property protection.

We are subject to an increasing number of costly and complex governmental regulations in the countries in which operations are conducted which may materially adversely affect the Company's financial condition and business operations.

As described in Item 1. Business, the Company is subject to an increasing number of extensive government laws and regulations, investigations and legal action by national, state and local government agencies in the U.S. and other countries in which it operates. For example, changes to the U.S. FDA's timing or requirements for approval or clearance of our products may have a negative impact on our ability to bring new products to market. New laws and regulations may also impose deadlines on the Company, or its third-party suppliers, manufacturers or other partners and providers, for which there may be insufficient time to implement changes to comply with such new regulations and may result in manufacturing delays or other supply chain constraints. If the Company is unable to identify ways to mitigate these delays or constraints, there may be an adverse effect on sales and access to our products.

The Company is subject to significant legal proceedings that can result in significant expenses, fines and reputational damage.

In the ordinary course of business, Johnson & Johnson and its subsidiaries are subject to numerous claims and lawsuits involving various issues such as product liability, patent disputes and claims that their product sales, marketing and pricing practices violate various antitrust, unfair trade practices and/or consumer protection laws. The Company's more significant legal proceedings are described in Note 19 Legal proceedings under Notes to the Consolidated Financial Statements included in Item 8 of this Report. Litigation, in general, and securities, derivative action, class action and multi-district litigation, in particular, can be expensive and disruptive. Some of these matters may include thousands of plaintiffs, may involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. For example, the Company is a defendant in numerous lawsuits arising out of the use of body powders containing talc, primarily JOHNSON'S Baby Powder, and the Company's sale, manufacturing and marketing of opioids. While the Company believes it has substantial defenses in these matters, it is not feasible to predict the ultimate outcome of litigation. The Company could in the future be required to pay significant amounts as a result of settlements or judgments in these matters, potentially in excess of accruals, including matters where the Company could be held jointly and severally liable among other defendants. The resolution of, or increase in accruals for, one or more of these matters in any reporting period could have a material adverse effect on the Company's results of operations and cash flows for that period. The Company does not purchase third-party product liability insurance; however, the Company utilizes a wholly owned captive insurance company subject to certain limits.

Product reliability, safety and effectiveness concerns can have significant negative impacts on sales and results of operations, lead to litigation and cause reputational damage.

Concerns about product safety, whether raised internally or by litigants, regulators or consumer advocates, and whether or not based on scientific evidence, can result in safety alerts, product recalls, governmental investigations, regulatory action on the part of the U.S. FDA (or its counterpart in other countries), private claims and lawsuits, payment of fines and settlements, declining sales and reputational damage. These circumstances can also result in damage to brand image, brand equity and consumer trust in the Company's products. Product recalls have in the past, and could in the future, prompt government investigations and inspections, the shutdown of manufacturing facilities, continued product shortages and related sales declines, significant remediation costs, reputational damage, possible civil penalties and criminal prosecution.

The Company faces significant regulatory scrutiny, which imposes significant compliance costs and exposes the Company to government investigations, legal actions and penalties.

The rapid increase in new government laws and regulations imposes significant compliance costs to the Company and a failure of the Company to timely implement changes to comply with these new laws may expose the Company to investigations, legal actions or penalties. Regulatory issues regarding compliance with current Good Manufacturing Practices (cGMP) (and comparable quality regulations in foreign countries) by manufacturers of drugs and devices can lead to fines and penalties, product recalls, product shortages, interruptions in production, delays in new product approvals and litigation. In addition, the marketing, pricing and sale of the Company's products are subject to regulation, investigations and legal actions including under the Federal Food, Drug, and Cosmetic Act, the Medicaid Rebate Program, federal and state false claims acts, state unfair trade practices acts and consumer protection laws. Scrutiny of healthcare industry business practices by government agencies and state attorneys general in the U.S., and any resulting investigations and prosecutions, carry risk of significant civil and criminal penalties including, but not limited to, debarment from participation in government healthcare programs. Any such debarment could have a material adverse effect on the Company's business and results of operations. The most significant current investigations and litigation brought by government agencies are described in Note 19 Legal proceedings—Government proceedings under Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Changes in tax laws or exposures to additional tax liabilities could negatively impact the Company's operating results.

Changes in tax laws or regulations around the world, including in the U.S. and as led by the Organization for Economic Cooperation and Development, such as the recent enactment by certain EU and non-EU countries, and the anticipated enactment by additional countries, of a global minimum tax, could negatively impact the Company's effective tax rate and results of operations. A change in statutory tax rate or certain international tax provisions in any country would result in the revaluation of the Company's deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. This change would result in an expense or benefit recorded to the Company's Consolidated Statement of Earnings. The Company closely monitors these proposals as they arise in the countries where it operates. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted.

See Note 8 Income taxes under Notes to the Consolidated Financial Statements included in Item 8 of this Report for additional information.

The Company conducts business and files tax returns in numerous countries and is addressing tax audits and disputes with many tax authorities. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other countries. The Company regularly assesses the likely outcomes of its tax audits and disputes to determine the appropriateness of its tax reserves. However, any tax authority could take a position on tax treatment that is contrary to the Company's expectations, which could result in tax liabilities in excess of reserves.

Risks related to our intellectual property

The Company faces increased challenges to intellectual property rights central to its business.

The Company owns or licenses a significant number of patents and other proprietary rights relating to its products and manufacturing processes. These rights are essential to the Company's businesses and materially important to the Company's results of operations. Public policy, both within and outside the U.S., has become increasingly unfavorable toward intellectual property rights. The Company cannot be certain that it will obtain adequate patent protection for new products and technologies in the United States and other important markets or that such protections, once granted, will last as long as originally anticipated.

Competitors routinely challenge the validity or extent of the Company's owned or licensed patents and proprietary rights through litigation, interferences, oppositions and other proceedings, such as inter partes review (IPR) proceedings before the United States Patent & Trademark Office (USPTO). These proceedings absorb resources and can be protracted as well as unpredictable. In addition, challenges that the Company's products infringe the patents of third parties could result in an injunction and/or the need to pay past damages and future royalties and adversely affect the competitive position and sales of the products in question.

The Company has faced increasing patent challenges from third parties seeking to manufacture and market generic and biosimilar versions of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. In the U.S., manufacturers of generic versions of innovative human pharmaceutical products may challenge the validity, or claim non-infringement, of innovator products through the Abbreviated New Drug Application, or ANDA, process with the U.S. FDA and related ANDA litigation. The Biologics Price Competition and Innovation Act (BPCIA), enacted in 2010, which created a new regulatory pathway for the approval by the U.S. FDA of biosimilar alternatives to innovator-developed biological products, also created mechanisms for biosimilar applicants to challenge the patents on the innovator biologics. The IPR process with the USPTO is also being used by competitors to challenge patents asserted in litigation.

In the event the Company is not successful in defending its patents against such challenges, or upon the "at-risk" launch by the generic or biosimilar firm of its product, the Company can lose a major portion of revenues for the referenced product in a very short period of time. Current legal proceedings involving the Company's patents and other intellectual property rights are described in Note 19 Legal proceedings—Intellectual property under Notes to the Consolidated Financial Statements included in Item 8 of this Report.

Risks related to product development, regulatory approval and commercialization

Significant challenges or delays in the Company's innovation, development and implementation of new products, technologies and indications could have an adverse impact on the Company's long-term success.

The Company's continued growth and success depends on its ability to innovate and develop new and differentiated products and services that address the evolving healthcare needs of patients, providers and consumers. Development of successful products and technologies is also necessary to offset revenue losses when the Company's existing products lose market share due to various factors such as competition and loss of patent exclusivity. New products introduced within the past five years accounted for approximately 25% of 2023 sales. The Company cannot be certain when or whether it will be able to develop, license or otherwise acquire companies, products and technologies, whether particular product candidates will be granted regulatory approval, and, if approved, whether the products will be commercially successful.

The Company pursues product development through internal research and development as well as through collaborations, acquisitions, joint ventures and licensing or other arrangements with third parties. In all of these contexts, developing new products, particularly pharmaceutical and biotechnology products and medical devices, requires significant investment of resources over many years. Only a very few biopharmaceutical research and development programs result in commercially viable products. The process depends on many factors including the ability to: discern patients' and healthcare providers' future needs; develop promising new compounds, strategies and technologies; achieve successful clinical trial results; secure effective intellectual property protection; obtain regulatory approvals on a timely basis; and, if and when they reach the market, successfully differentiate the Company's products from competing products and approaches to treatment. New products or enhancements to existing products may not be accepted quickly or significantly in the marketplace due to product and price competition, changes in customer preferences or healthcare purchasing patterns, resistance by healthcare providers or uncertainty over third-party reimbursement. Even following initial regulatory approval, the success of a product can be adversely impacted by safety and efficacy findings in larger real-world patient populations, as well as market entry of competitive products.

The Company leverages the use of data science, machine learning and other forms of AI and emerging technologies across varying parts of its business and operations, and the introduction and incorporation of AI may result in unintended consequences or other new or expanded risks and liabilities. AI technology is continuously evolving, and the AI technologies we develop and adopt may become obsolete earlier than planned. Our investments in these technologies may not result in the benefits we anticipate or enable us to obtain or maintain a competitive advantage. The application of machine learning and AI in our business is emerging and evolving alongside new laws and regulations that may entail significant costs or ultimately limit our ability to continue the use of these technologies. These technologies also carry inherent risks related to data privacy and security further described below.

Risks related to financial and economic market conditions

The Company faces a variety of financial, economic, legal, social and political risks associated with conducting business internationally.

The Company's extensive operations and business activity throughout the world are accompanied by certain financial, economic, legal, social and political risks, including those listed below.

Foreign currency exchange: In fiscal 2023, approximately 45% of the Company's sales occurred outside of the U.S., with approximately 24% in Europe, 5% in the Western Hemisphere, excluding the U.S., and 16% in the Asia-Pacific and Africa region. Changes in non-U.S. currencies relative to the U.S. dollar impact the Company's revenues and expenses. While the Company uses financial instruments to mitigate the impact of fluctuations in currency exchange rates on its cash flows, unhedged exposures continue to be subject to currency fluctuations. In addition, the weakening or strengthening of the U.S. dollar may result in significant favorable or unfavorable translation effects when the operating results of the Company's non-U.S. business activity are translated into U.S. dollars.

Inflation and currency devaluation risks: The Company faces challenges in maintaining profitability of operations in economies experiencing high inflation rates. Specifically, the Company has accounted for operations in Argentina, Turkey and Venezuela as highly inflationary, as the prior three-year cumulative inflation rate surpassed 100%. While the Company strives to maintain profit margins in these areas through cost reduction programs, productivity improvements and periodic price increases, it might experience operating losses as a result of continued inflation. In addition, the impact of currency devaluations in countries experiencing high inflation rates or significant currency exchange fluctuations could negatively impact the Company's operating results.

Illegal importation of pharmaceutical products: The illegal importation of pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect the Company's sales and profitability in the U.S. and other countries in which the Company operates. With the exception of limited quantities of prescription drugs for personal use, foreign imports of pharmaceutical products are illegal under current U.S. law. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain the lower-priced imports has grown significantly.

Anti-bribery and other regulations: The Company is subject to various federal and foreign laws that govern its international business practices with respect to payments to government officials. Those laws include the U.S. Foreign Corrupt Practices Act (FCPA), which prohibits U.S. publicly traded companies from promising, offering, or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of helping the Company obtain or retain business or gain any improper advantage. The Company's business is heavily regulated and therefore involves significant interaction with foreign officials. Also, in many countries outside the U.S., the healthcare providers who prescribe human pharmaceuticals are employed by the government and the purchasers of human pharmaceuticals are government entities; therefore, the Company's interactions with these prescribers and purchasers are subject to regulation under the FCPA. In addition to the U.S. application and enforcement of the FCPA, various jurisdictions in which the Company operates have laws and regulations, including the U.K. Bribery Act 2010, aimed at preventing and penalizing corrupt and anticompetitive behavior. Enforcement activities under these laws could subject the Company to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions, and administrative remedies, including exclusion from healthcare programs.

Other financial, economic, legal, social and political risks. Other risks inherent in conducting business globally include:

- local and regional economic environments and policies in the markets that we serve, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices, and currency controls or other limitations on the ability to expatriate cash;

- protective economic policies taken by governments, such as trade protection measures, increased antitrust reporting requirements and enforcement activity, and import/export licensing requirements;

- compliance with local regulations and laws including, in some countries, regulatory requirements restricting the Company's ability to manufacture or sell its products in the relevant market;

- diminished protection of intellectual property and contractual rights in certain jurisdictions;

- potential nationalization or expropriation of the Company's foreign assets;

- political or social upheavals, economic instability, repression, or human rights issues; and

- geopolitical events, including natural disasters, disruptions to markets due to war, armed conflict, terrorism, epidemics or pandemics.

Due to the international nature of the Company's business, geopolitical or economic changes or events, including global tensions and war, could adversely affect our business, results of operations or financial condition.

As described above, the Company has extensive operations and business activity throughout the world. Global tensions, conflict and/or war among any of the countries in which we conduct business or distribute our products may result in foreign currency volatility, decreased demand for our products in affected countries, and challenges to our global supply chain related to increased costs of materials and other inputs for our products and suppliers. Most recently, we have experienced, and expect to continue to experience, impacts to the Company's business resulting from the Russia-Ukraine war, rising conflict in the Middle East as well as increasing tensions between the U.S. and China. In response to heightened conflict, such as the Russia-Ukraine war, governments may impose export controls and broad financial and economic sanctions. Our business and operations may be further impacted by the imposition of trade protection measures or other policies adopted by any country that favor domestic companies and technologies over foreign competitors. Additional sanctions or other measures may be imposed by the global community, including but not limited to limitations on our ability to file, prosecute and maintain patents, trademarks and other intellectual property rights. Furthermore, in some countries, such as in Russia, action may be taken that allows companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation and we may not be able to prevent third parties from practicing the Company's inventions in Russia or from selling or importing products in and into Russia.

Weak financial performance, failure to maintain a satisfactory credit rating or disruptions in the financial markets could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

We currently maintain investment grade credit ratings with Moody's Investors Service and Standard & Poor's Ratings Services. Rating agencies routinely evaluate us, and their ratings of our long-term and short-term debt are based on a number of factors. Any downgrade of our credit ratings by a credit rating agency, whether as a result of our actions or factors which are beyond our control, can increase the cost of borrowing under any indebtedness we may incur, reduce market capacity for our commercial paper or require the posting of additional collateral under our derivative contracts. There can be no assurance that we will be able to maintain our credit ratings, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

Other risks

Our business depends on our ability to recruit and retain talented, highly skilled employees and a diverse workforce.

Our continued growth requires us to recruit and retain talented employees representing diverse backgrounds, experiences, and skill sets. The market for highly skilled workers and leaders in our industry is extremely competitive and our ability to compete depends on our ability to hire, develop and motivate highly skilled personnel in all areas of our organization. Maintaining our brand and reputation, as well as a diverse, equitable and inclusive work environment enables us to attract top talent. If we are less successful in our recruiting efforts, or if we cannot retain highly skilled workers and key leaders, our ability to develop and deliver successful products and services may be adversely affected. In addition, effective succession planning is important to our long-term success. Any unsuccessful implementation of our succession plans or failure to ensure effective transfer of knowledge and smooth transitions involving key employees could adversely affect our business, financial condition, or results of operations.

Climate change or legal, regulatory or market measures to address climate change may negatively affect our business and results of operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to our operations, including an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. Natural disasters and extreme weather conditions, such as a hurricane, tornado, earthquake, wildfire or flooding, may pose physical risks to our facilities and disrupt the operation of our supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting our ability to access sufficient high-quality water in certain locations, which may increase operational costs.

Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, we may experience disruption in, or an increase in the costs associated with sourcing, manufacturing and distribution of our products, which may adversely affect our business, results of operations or financial condition. Further, the impacts of climate change have an influence on customer preferences, and failure to provide climate-friendly products could potentially result in loss of market share.

An information security incident, including a cybersecurity breach, could have a negative impact on the Company's business or reputation.

To meet business objectives, the Company relies on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store sensitive data, including confidential research, business plans, financial information, intellectual property, and personal data that may be subject to legal protection, and ensure the continuity of the Company's supply chain and operations. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these systems and networks, including customer products that are connected to or rely on such systems and networks, and the confidentiality, integrity, and availability of the Company's sensitive data. The Company assesses these threats and makes investments to increase internal protection, detection, and response capabilities, as well as ensure the Company's third-party providers have required capabilities and controls, to address this risk. Because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for the Company to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. Also, increasing use of AI could increase these risks. The Company maintains cybersecurity insurance in the event of an information security or cyber incident; however, the coverage may not be sufficient to cover all financial, legal, business or reputational losses.

As a result of increased global tensions, the Company expects there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by adversaries of countries where the Company maintains operations. Given the potential sophistication of these attacks, the Company may not be able to address the threat of information security or cybersecurity incidents proactively or implement adequate preventative measures and we may not be able to detect and address any such disruption or security breach promptly, or at all, which could adversely affect our business, results of operations or financial condition. Moreover, these threats could also impact our third-party partners resulting in compromise of the Company's IT systems, networks and data which could negatively affect the Company.

A breach of privacy laws or unauthorized access, loss or misuse of personal data could have a negative impact on the Company's business or reputation.

The Company is subject to privacy and data protection laws across the globe that impose broad compliance obligations on the collection, use, storage, access, transfer and protection of personal data. Breach of such requirements could result in substantial fines, penalties, private right of actions, claims and damage to our reputation and business. New privacy laws are expected in other territories, together with greater privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows. The Company has established privacy compliance programs and controls that our businesses worldwide are required to comply with, but with many technology and data-driven initiatives being prioritized across the Company and involving multiple vendors and third parties, there are potential risks of controls imposed on cross border data flows, unauthorized access, and loss of personal data through internal and external threats that could impact our business operations and research activities.

The Company may be unable to achieve some or all of the anticipated strategic and financial benefits following the separation of Kenvue Inc. (Kenvue), including with respect to the Company's remaining ownership interest.

The Company incurred significant expenses in connection with the Kenvue separation (the Separation). In addition, the Company may not be able to achieve the full strategic and financial benefits that are expected to result from the Separation. The anticipated benefits of the Separation were based on a number of assumptions, some of which may prove incorrect. The Company holds a 9.5% ownership interest in Kenvue. The Company cannot predict the trading price of shares of Kenvue's common stock and the market value of the Kenvue shares are subject to market volatility and other factors outside of the Company's control. The Company intends to divest its ownership interest in Kenvue, but there can be no assurance regarding the ultimate timing of such divestiture. Unanticipated developments could delay, prevent or otherwise adversely affect the divestiture, including but not limited to financial market conditions.

The Separation could result in substantial tax liability.

The Company received a private letter ruling from the IRS as to the tax-free nature of the Separation under the U.S. Internal Revenue Code of 1986, as amended. Notwithstanding the private letter ruling and opinions of tax advisors, if the IRS determines that certain steps of the transaction did not qualify for tax-free treatment for U.S. federal income tax purposes, the resulting tax liability to the Company and its shareholders could be substantial. The Separation may also not qualify for tax-free treatment in other countries around the world, and as a result may trigger substantial tax liability to the Company.

Item 1B. Unresolved staff comments

Not applicable.

Item 1C. Cybersecurity

Risk management and strategy

The Company has documented cybersecurity policies and standards, assesses risks from cybersecurity threats, and monitors information systems for potential cybersecurity issues. To protect the Company's information systems from cybersecurity threats, the Company uses various security tools supporting protection, detection, and response capabilities. The Company maintains a cybersecurity incident response plan to help ensure a timely, consistent response to actual or attempted cybersecurity incidents impacting the Company.

The Company also identifies and assesses third-party risks within the enterprise, and through the Company's use of third-party service providers, across a range of areas including data security and supply chain through a structured third-party risk management program.

The Company maintains a formal information security training program for all employees that includes training on matters such as phishing and email security best practices. Employees are also required to complete mandatory training on data privacy.

To evaluate and enhance its cybersecurity program, the Company periodically utilizes third-party experts to undertake maturity assessments of the Company's information security program.

To date, the Company is not aware of any cybersecurity incident that has had or is reasonably likely to have a material impact on the Company's business or operations; however, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential for the Company to be adversely impacted. This impact could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. Refer to the risk factor captioned An information security incident, including a cybersecurity breach, could have a negative impact to the Company's business or reputation in Part I, Item 1A. Risk factors for additional description of cybersecurity risks and potential related impacts on the Company.

Governance - management's responsibility

The Company takes a risk-based approach to cybersecurity and has implemented cybersecurity controls designed to address cybersecurity threats and risks. The Chief Information Officer (CIO), who is a member of the Company's Executive Committee, and the Chief Information Security Officer (CISO) are responsible for assessing and managing cybersecurity risks, including the prevention, mitigation, detection, and remediation of cybersecurity incidents.

The Company's CISO, in coordination with the CIO, is responsible for leading the Company's cybersecurity program and management of cybersecurity risk. The current CISO has over twenty-five years of experience in information security, and his background includes technical experience, strategy and architecture focused roles, cyber and threat experience, and various leadership roles.

Governance - board oversight

The Company's Board of Directors oversees the overall risk management process, including cybersecurity risks, directly and through its committees. The Regulatory Compliance & Sustainability Committee (RCSC) of the board is primarily responsible for oversight of risk from cybersecurity threats and oversees compliance with applicable laws, regulations and Company policies related to, among others, privacy and cybersecurity.

RCSC meetings include discussions of specific risk areas throughout the year including, among others, those relating to cybersecurity. The CISO provides at least two updates each year to RCSC on cybersecurity matters. These reports include an overview of the cybersecurity threat landscape, key cybersecurity initiatives to improve the Company's risk posture, changes in the legal and regulatory landscape relative to cybersecurity, and overviews of certain cybersecurity incidents that have occurred within the Company and within the industry.

Item 2. Properties

The Company's subsidiaries operate 61 manufacturing facilities occupying approximately 9.8 million square feet of floor space. The manufacturing facilities are used by the industry segments of the Company's business approximately as follows:

Segment	Square Feet (in thousands)
Innovative Medicine	5,026
MedTech	4,782
Worldwide Total	9,808

Within the U.S., five facilities are used by the Innovative Medicine segment and 18 by the MedTech segment. Outside of the U.S., 13 facilities are used by the Innovative Medicine segment and 25 by the MedTech segment.

The locations of the manufacturing facilities by major geographic areas of the world are as follows:

Geographic Area	Number of Facilities	Square Feet (in thousands)
United States	23	2,973
Europe	20	4,900
Western Hemisphere, excluding U.S.	5	692
Africa, Asia and Pacific	13	1,243
Worldwide Total	61	9,808

In addition to the manufacturing facilities discussed above, the Company maintains numerous office and warehouse facilities throughout the world.

The Company's subsidiaries generally seek to own, rather than lease, their manufacturing facilities, although some, principally in non-U.S. locations, are leased. Office and warehouse facilities are often leased. The Company also engages contract manufacturers.

The Company is committed to maintaining all of its properties in good operating condition.

Segment information on additions to property, plant and equipment is contained in Note 17 Segments of business and geographic areas of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 3. Legal proceedings

The information called for by this item is incorporated herein by reference to the information set forth in Note 19 Legal proceedings of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 4. Mine safety disclosures

Not applicable.

Executive officers of the registrant

Listed below are the executive officers of the Company. There are no family relationships between any of the executive officers, and there is no arrangement or understanding between any executive officer and any other person pursuant to which the executive officer was selected. At the annual meeting of the Board of Directors, the executive officers are elected by the Board to hold office for one year and until their respective successors are elected and qualified, or until earlier resignation or removal.

Name	Age	Position
Vanessa Broadhurst	55	Member, Executive Committee; Executive Vice President, Global Corporate Affairs[a]
Joaquin Duato	61	Chairman of the Board; Chief Executive Officer[b]
Peter M. Fasolo, Ph.D.	61	Member, Executive Committee; Executive Vice President, Chief Human Resources Officer[c]
Elizabeth Forminard	53	Member, Executive Committee; Executive Vice President, General Counsel[d]
William N. Hait, M.D., Ph. D.	74	Member, Executive Committee; Executive Vice President, Chief External Innovation and Medical Officer[e]
John C. Reed, M.D., Ph.D.	65	Member, Executive Committee; Executive Vice President, Innovative Medicine, R&D[f]
Tim Schmid	54	Member, Executive Committee; Executive Vice President, Worldwide Chairman, MedTech[g]
James Swanson	58	Member, Executive Committee; Executive Vice President, Chief Information Officer[h]
Jennifer L. Taubert	60	Member, Executive Committee; Executive Vice President, Worldwide Chairman, Innovative Medicine[i]
Kathryn E. Wengel	58	Member, Executive Committee; Executive Vice President, Chief Technical Operations & Risk Officer[j]
Joseph J. Wolk	57	Member, Executive Committee; Executive Vice President, Chief Financial Officer[k]

(a) Ms. V. Broadhurst was named Executive Vice President, Global Corporate Affairs and appointed to the Executive Committee in 2022. Ms. Broadhurst rejoined the Company in 2017 and was appointed Company Group Chairman, Global Commercial Strategy Organization in 2018. From 2013 to 2017, she held General Manager roles at Amgen in Inflammation & Cardiovascular, and Cardiovascular & Bone. Prior to her roles at Amgen, she served in various leadership roles at the Company from 2005-2013.

(b) Mr. J. Duato became Chairman of the Board of Directors in January 2023 subsequent to his appointments as Chief Executive Officer and Director in January 2022. Mr. Duato was appointed to the Executive Committee in 2016 when he was named Executive Vice President, Worldwide Chairman, Pharmaceuticals and subsequently served as Vice Chairman of the Executive Committee. Mr. Duato first joined the Company in 1989 with Janssen-Farmaceutica S.A. (Spain), a subsidiary of the Company, and held executive positions of increasing responsibility in all business sectors and across multiple geographies and functions.

(c) Dr. P. M. Fasolo was appointed to the Executive Committee in 2011 and was named Executive Vice President, Chief Human Resources Officer in 2016. He first joined the Company in 2004 as Worldwide Vice President, Human Resources in the MedTech segment, and subsequently served as the Company's Chief Talent Officer. He left Johnson & Johnson in 2007 to join Kohlberg Kravis Roberts & Co. as Chief Talent Officer and returned to the Company in 2010 as the Vice President, Global Human Resources.

(d) Ms. E. Forminard was appointed as Executive Vice President, General Counsel and a member of the Executive Committee in October 2022. Ms. Forminard joined the Company in 2006, serving in roles of increasing responsibility including General Counsel Medical Devices & Diagnostics, General Counsel Consumer Group & Supply Chain, Worldwide Vice President Corporate Governance, and in her immediate past role as General Counsel Pharmaceuticals.

(e) Dr. W. Hait was appointed Executive Vice President, Chief External Innovation, Medical Safety and Global Public Health Officer, and a member of the Executive Committee in 2022. He first joined the Company in 2007 and has served in a number of leadership roles including

Global Head, Janssen Research & Development from 2011 to 2018 and Global Head, Johnson & Johnson Global External Innovation from 2018 to 2022.

(f) Dr. J. C. Reed joined the Company in 2023 as Executive Vice President, Innovative Medicine, R&D and a member of the Executive Committee. Prior to joining the Company, Dr. Reed held executive leadership positions at Sanofi (2018-2022) and Roche (2013-2018), serving on their respective executive committees. He also served as CEO of Sanford-Burnham Medical Research Institute (now Sanford Burnham Prebys) where he established multiple therapeutic area-aligned research centers and platform technology centers.

(g) Mr. T. Schmid was named as Executive Vice President, Worldwide Chairman, MedTech and appointed to the Executive Committee in October 2023. He joined the Company in 1993 and has served in leadership positions throughout Johnson & Johnson MedTech, including Chief Strategic Customer Officer and President of Ethicon, and most recently served as Company Group Chairman MedTech Asia Pacific from 2018-2023.

(h) Mr. J. Swanson was appointed Executive Vice President, Chief Information Officer and a member of the Executive Committee in 2022. He rejoined the Company in 2019 as Chief Information Officer of Johnson & Johnson from Bayer Crop Science, where he served as a member of the Executive Leadership Team and as Chief Information Officer and Head of Digital Transformation. From 1996 to 2005, Mr. Swanson held positions of increasing responsibility at the Company, including Project Manager, Director IT, Sr. Director IT and Vice President, Chief Information Officer.

(i) Ms. J. L. Taubert was appointed Executive Vice President, Worldwide Chairman, Innovative Medicine (formerly Pharmaceuticals) and a member of the Executive Committee in 2018. She joined the Company in 2005 as Worldwide Vice President and held several executive positions of increasing responsibility in the Pharmaceuticals sector, including Company Group Chairman, North America, and Company Group Chairman, The Americas from 2012-2018.

(j) Ms. K. E. Wengel was appointed Executive Vice President, Chief Technical Operations & Risk Officer in 2023, subsequent to her appointment to the Executive Committee in 2018 when she was named as Executive Vice President, Chief Global Supply Chain Officer. Ms. Wengel first joined the Company in 1988 as Project Engineer and Engineering Supervisor at Janssen, a subsidiary of the Company. During her tenure with the Company, she has held a variety of strategic leadership and executive positions, including in roles within operations, quality, engineering, new products, information technology, and other technical and business functions.

(k) Mr. J. J. Wolk was appointed Executive Vice President, Chief Financial Officer and a member of the Executive Committee in July 2018. He first joined the Company in 1998 as Finance Manager, Business Development for Ortho-McNeil, a subsidiary of the Company. During his tenure at the Company, he has held a variety of senior leadership roles in several segments and functions across the Company's subsidiaries, including Vice President, Finance and Chief Financial Officer of the Janssen Pharmaceutical Companies, and Vice President, Investor Relations.

Part II

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

As of February 9, 2024, there were 118,772 record holders of common stock of the Company. Additional information called for by this item is incorporated herein by reference to the following sections of this Report: Note 16 "Common Stock, Stock Option Plans and Stock Compensation Agreements" of the Notes to Consolidated Financial Statements included in Item 8; and Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Equity Compensation Plan Information."

Issuer purchases of equity securities

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's Common Stock. The repurchase program was completed during the fiscal first quarter of 2023.

The following table provides information with respect to common stock purchases by the Company during the fiscal fourth quarter of 2023. Common stock purchases on the open market are made as part of a systematic plan to meet the needs of the Company's compensation programs. The repurchases below also include the stock-for-stock option exercises that settled in the fiscal fourth quarter.

Fiscal Period	Total Number of Shares Purchased[1]	Avg. Price Paid Per Share	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 2, 2023 through October 29, 2023	—	—	—	—
October 30, 2023 through November 26, 2023	125,000	$147.61	—	—
November 27, 2023 through December 31, 2023	1,265,000	$156.76	—	—
Total	**1,390,000**		—	

[1] During the fiscal fourth quarter of 2023, the Company repurchased an aggregate of 1,390,000 shares of Johnson & Johnson Common Stock in open-market transactions, all of which were purchased as part of a systematic plan to meet the needs of the Company's compensation programs.

Item 6. Reserved

Item 7. Management's discussion and analysis of results of operations and financial condition

Organization and business segments

Description of the company and business segments

Johnson & Johnson and its subsidiaries (the Company) have approximately 131,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into two business segments: Innovative Medicine and MedTech. The Innovative Medicine segment is focused on the following therapeutic areas, including Immunology, Infectious diseases, Neuroscience, Oncology, Pulmonary Hypertension, and Cardiovascular and Metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. The MedTech segment includes a broad portfolio of products used in the Orthopaedic, Surgery, Interventional Solutions and Vision fields. These products are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

The Executive Committee of Johnson & Johnson is the principal management group responsible for the strategic operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Innovative Medicine and MedTech business segments.

In all of its product lines, the Company competes with other companies both locally and globally, throughout the world. Competition exists in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and innovative products, as well as protecting the underlying intellectual property of the Company's product portfolio, is important to the Company's success in all areas of its business. The competitive environment requires substantial investments in continuing research.

Management's objectives

With "Our Credo" as the foundation, the Company's purpose is to blend heart, science and ingenuity to profoundly impact health for humanity. The Company, believes health is everything. The Company's strength in healthcare innovation empowers us to build a world where complex diseases are prevented, treated, and cured, where treatments are smarter and less invasive, and solutions are personal. Through the Company's expertise in Innovative Medicine and MedTech, the Company is uniquely positioned to innovate across the full spectrum of healthcare solutions today to deliver the breakthroughs of tomorrow, and profoundly impact health for humanity.

New products introduced within the past five years accounted for approximately 25% of 2023 sales. In 2023, $15.1 billion was invested in research and development reflecting management's commitment to create life-enhancing innovations and to create value through partnerships that will profoundly impact of health for humanity.

A critical driver of the Company's success is the diversity of its 131,900 employees worldwide. Employees are empowered and inspired to lead with Our Credo and purpose as guides. This allows every employee to use the Company's reach and size to advance the Company's purpose, and to also lead with agility and urgency. Leveraging the extensive resources across the enterprise enables the Company to innovate and execute with excellence. This ensures the Company can remain focused on addressing the unmet needs of society every day and invest for an enduring impact, ultimately delivering value to its patients, consumers and healthcare professionals, employees, communities and shareholders.



Research & development

$ In Billions

15.1 — 2023
14.1 — 2022

Acquisitions* (net of cash acquired)

$ In Billions

0.5 — 2023
17.7 — 2022

*Includes acquisitions of in process research and development assets that were not accounted for as a business combination

Dividends paid per share

In Dollars

4.70 — 2023
4.45 — 2022

Results of operations

Analysis of consolidated sales

For discussion on results of operations and financial condition pertaining to the fiscal years 2022 and 2021 see the Company's Annual Report on Form 10-K for the fiscal year ended January 1, 2023, Item 7. Management's discussion and analysis of results of operations and financial condition. Prior periods disclosed herein were recast to reflect the continuing operations of the Company.

In 2023, worldwide sales increased 6.5% to $85.2 billion as compared to an increase of 1.6% in 2022. These sales changes consisted of the following:

Sales increase/(decrease) due to:	2023	2022
Volume	6.8%	8.3%
Price	0.6	(1.8)
Currency	(0.9)	(4.9)
Total	**6.5%**	**1.6%**

The net impact of acquisitions and divestitures on the worldwide sales growth was a positive impact of 1.5% in 2023 and no impact in 2022.

Sales by U.S. companies were $46.4 billion in 2023 and $42.0 billion in 2022. This represents increases of 10.6% in 2023 and 3.3% in 2022. Sales by international companies were $38.7 billion in 2023 and $38.0 billion in 2022. This represents an increase of 1.9% in 2023 and a decrease of 0.2% in 2022.

The five-year compound annual growth rates for worldwide, U.S. and international sales were 4.7%, 5.2% and 4.1%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 4.2%, 5.7% and 2.6%, respectively.

In 2023, sales by companies in Europe experienced a decline of 1.2% as compared to the prior year, which included an operational decline of 2.2% and a positive currency impact of 1.0%. In fiscal 2023, the net impact of the Covid-19 Vaccine and the loss of exclusivity of Zytiga on the European regions change in operational sales was a negative 9.8%. Sales by companies in the Western Hemisphere, excluding the U.S., achieved growth of 10.7% as compared to the prior year, which included operational growth of 15.8%, and a negative currency impact of 5.1%. Sales by companies in the Asia-Pacific, Africa region achieved growth of 3.9% as compared to the prior year, including operational growth of 9.5% and a negative currency impact of 5.6%.

In 2023, the Company utilized three wholesalers distributing products for both segments that represented approximately 18.2%, 15.1% and 14.2% of the total consolidated revenues. In 2022, the Company had three wholesalers distributing products for both segments that represented approximately 18.9%, 15.0% and 13.8% of the total consolidated revenues.

2023 Sales by geographic region (in billions)



$20.4
Europe

$4.5
Western Hemisphere (ex. U.S.)

$46.4
U.S.

$13.8
Asia-Pacific, Africa

2023 Sales by segment (in billions)



$30.4
MedTech

$54.8
Innovative Medicine

Note: values may have been rounded

Analysis of sales by business segments

Innovative Medicine segment[1]

Innovative Medicine segment sales in 2023 were $54.8 billion, an increase of 4.2% from 2022, which included operational growth of 4.8% and a negative currency impact of 0.6%. U.S. sales were $31.2 billion, an increase of 9.0%. International sales were $23.6 billion, a decrease of 1.5%, which included an operational decline of 0.2% and a negative currency impact of 1.3%. In 2023, acquisitions and divestitures had a net negative impact of 0.1% on the operational sales growth of the worldwide Innovative Medicine segment.

Major Innovative Medicine therapeutic area sales:

(Dollars in Millions)	2023	2022	Total Change	Operations Change	Currency Change
Total Immunology	**$18,052**	**$16,935**	**6.6%**	**7.1%**	**(0.5)%**
REMICADE	1,839	2,343	(21.5)	(20.7)	(0.8)
SIMPONI/SIMPONI ARIA	2,197	2,184	0.6	2.4	(1.8)
STELARA	10,858	9,723	11.7	11.9	(0.2)
TREMFYA	3,147	2,668	17.9	18.3	(0.4)
Other Immunology	11	17	(33.8)	(33.8)	—
Total Infectious Diseases	**4,418**	**5,449**	**(18.9)**	**(19.8)**	**0.9**
COVID-19 VACCINE	1,117	2,179	(48.8)	(50.1)	1.3
EDURANT/rilpivirine	1,150	1,008	14.1	11.5	2.6
PREZISTA/ PREZCOBIX/REZOLSTA/ SYMTUZA	1,854	1,943	(4.6)	(4.9)	0.3
Other Infectious Diseases	297	318	(6.7)	(3.6)	(3.1)
Total Neuroscience	**7,140**	**6,893**	**3.6**	**5.4**	**(1.8)**
CONCERTA/methylphenidate	783	644	21.6	24.9	(3.3)
INVEGA SUSTENNA/XEPLION/INVEGA TRINZA/TREVICTA	4,115	4,140	(0.6)	0.0	(0.6)
SPRAVATO	689	374	84.1	84.0	0.1
Other Neuroscience[2]	1,553	1,734	(10.4)	(5.9)	(4.5)
Total Oncology	**17,661**	**15,983**	**10.5**	**11.2**	**(0.7)**
CARVYKTI	500	133	*	*	*
DARZALEX	9,744	7,977	22.2	22.9	(0.7)
ERLEADA	2,387	1,881	26.9	27.5	(0.6)
IMBRUVICA	3,264	3,784	(13.7)	(13.2)	(0.5)
ZYTIGA /abiraterone acetate	887	1,770	(49.9)	(48.4)	(1.5)
Other Oncology	879	438	*	*	*
Total Pulmonary Hypertension	**3,815**	**3,417**	**11.6**	**12.9**	**(1.3)**
OPSUMIT	1,973	1,783	10.6	11.6	(1.0)
UPTRAVI	1,582	1,322	19.7	20.4	(0.7)
Other Pulmonary Hypertension	260	313	(16.7)	(12.0)	(4.7)
Total Cardiovascular / Metabolism / Other	**3,671**	**3,887**	**(5.5)**	**(5.5)**	**0.0**
XARELTO	2,365	2,473	(4.4)	(4.4)	—
Other[3]	1,306	1,414	(7.6)	(7.4)	(0.2)
Total Innovative Medicine Sales	**$54,759**	**52,563**	**4.2%**	**4.8%**	**(0.6)%**

*   Percentage greater than 100% or not meaningful

[1]   Previously referred to as Pharmaceutical

[2]   Inclusive of RISPERDAL CONSTA which was previously disclosed separately

[3]   Inclusive of INVOKANA which was previously disclosed separately

Immunology products achieved sales of $18.1 billion in 2023, representing an increase of 6.6% as compared to the prior year. Increased sales of STELARA (ustekinumab) were primarily driven by patient mix, market growth, and continued strength in Inflammatory Bowel Disease. Growth of TREMFYA (guselkumab) was due to market growth, continued strength in PsO/PsA (Psoriasis and Psoriatic Arthritis) and patient mix. Additionally, SIMPONI/SIMPONI ARIA growth was driven by growth outside the U.S. Lower sales of REMICADE (infliximab) were due to biosimilar competition.

Biosimilar versions of REMICADE have been introduced in the United States and certain markets outside the United States and additional competitors continue to enter the market. Continued infliximab biosimilar competition will result in a further reduction in sales of REMICADE.

Sales of STELARA in the United States were approximately $7.0 billion in fiscal 2023. Third parties have filed abbreviated Biologics License Applications with the FDA seeking approval to market biosimilar versions of STELARA. The Company has settled certain litigation under the Biosimilar Price Competition and Innovation Act of 2009. As a result of these settlements and other agreements with separate third parties, the Company does not anticipate the launch of a biosimilar version of STELARA until January 1, 2025 in the United States.

Infectious disease products sales were $4.4 billion in 2023, a decline of 18.9% as compared to the prior year primarily driven by a decline in COVID-19 vaccine revenue and loss of exclusivity of PREZISTA.

Neuroscience products sales were $7.1 billion in 2023, representing an increase of 3.6% as compared to the prior year. The growth of SPRAVATO (esketamine) was driven by ongoing launches as well as increased physician confidence and patient demand. Growth was partially offset by declines in RISPERDAL/RISPERDAL CONSTA and the paliperidone long-acting injectables outside the U.S. due to the XEPLION loss of exclusivity in the European Union.

Oncology products achieved sales of $17.7 billion in 2023, representing an increase of 10.5% as compared to the prior year. Sales of DARZALEX (daratumumab) were driven by continued share gains in all regions and market growth. Growth of ERLEADA (apalutamide) was due to continued share gains and market growth in Metastatic Castration Resistant Prostate Cancer. Sales of CARVYKTI (ciltacabtagene autoleucel) were driven by the ongoing launch, share gains and capacity improvement. Additionally, sales from the launch of TECVAYLI (teclistamab-cqyv) and TALVEY (talquetamab-tgvs), included in Other Oncology, contributed to the growth. Growth was partially offset by ZYTIGA (abiraterone acetate) due to loss of exclusivity and IMBRUVICA (ibrutinib) due to global competitive pressures.

Pulmonary Hypertension products sales were $3.8 billion, representing an increase of 11.6% as compared to the prior year. Sales growth was due to favorable patient mix, share gains and market growth from UPTRAVI (selexipag) and OPSUMIT (macitentan) partially offset by declines in Other Pulmonary Hypertension.

Cardiovascular/Metabolism/Other products sales were $3.7 billion, a decline of 5.5% as compared to the prior year. The decline of XARELTO (rivaroxaban) sales was primarily driven by unfavorable patient mix and access changes.

The Company maintains a policy that no end customer will be permitted direct delivery of product to a location other than the billing location. This policy impacts contract pharmacy transactions involving non-grantee 340B covered entities for most of the Company's drugs, subject to multiple exceptions. Both grantee and non-grantee covered entities can maintain certain contract pharmacy arrangements under policy exceptions. The Company has been and will continue to offer 340B discounts to covered entities on all of its covered outpatient drugs, and it believes its policy will improve its ability to identify inappropriate duplicate discounts and diversion prohibited by the 340B statute. The 340B Drug Pricing Program is a U.S. federal government program requiring drug manufacturers to provide significant discounts on covered outpatient drugs to covered entities. This policy had discount implications which positively impacted sales to customers in 2023.

During 2023, the Company advanced its pipeline with several regulatory submissions and approvals for new drugs and additional indications for existing drugs as follows:

Product Name (Chemical Name)	Indication	US Approval	EU Approval	US Filing	EU Filing
AKEEGA (Niraparib and Abiraterone Acetate)	First-And-Only Dual Action Tablet for the Treatment of Patients with BRCA-Positive Metastatic Castration-Resistant Prostate Cancer (MAGNITUDE)	•	•		
BALVERSA (erdafitinib)	Treatment of Patients with Locally Advanced or Metastatic Urothelial Carcinoma and Selected Fibroblast Growth Factor Receptor Gene Alterations (THOR)			•	•
CARVYKTI (ciltacabtagene autoleucel)	Treatment for Relapsed and Refactor multiple myeloma with 1-3 PL (CARTITUDE-4)			•	•
EDURANT (rilpivirine)	Treatment for pediatric patients (2-12 years old) with HIV			•	•
ERLEADA (apalutamide)	Tablet reduction	•	•		
OPSUMIT (macitentan)	Treatment for pediatric pulmonary arterial hypertension				•
OPSYNVI (mecitentan/ tadalafil STCT)	Treatment for pulmonary arterial hypertension			•	•
RYBREVANT (amivantamab)	In Combination with Chemotherapy for the First-Line Treatment of Adult Patients with Advanced Non-Small Cell Lung Cancer with Activating EGFR Exon 20 Insertion Mutations (PAPILLON)			•	•
RYBREVANT / lazertinib	Treatment for Non-Small Cell Lung Cancer 2L (MARIPOSA)			•	•
RYBREVANT / lazertinib	Treatment for Non-Small Cell Lung Cancer 2L (MARIPOSA-2)			•	•
TECVAYLI (teclistamab)	Treatment of Patients with Relapsed Refractory Multiple Myeloma Biweekly Dosing		•		
TALVEY (talquetamab)	Treatment of Patients with Relapsed and Refractory Multiple Myeloma	•	•		

MedTech segment

The MedTech segment sales in 2023 were $30.4 billion, an increase of 10.8% from 2022, which included operational growth of 12.4% and a negative currency impact of 1.6%. U.S. sales were $15.3 billion, an increase of 14.2% as compared to the prior year. International sales were $15.1 billion, an increase of 7.7% as compared to the prior year, which included operational growth of 10.6% and a negative currency impact of 2.9%. In 2023, the net impact of acquisitions and divestitures on the MedTech segment worldwide operational sales growth was a positive 4.6% primarily related to the Abiomed acquisition.

Major MedTech franchise sales:

(Dollars in Millions)	2023	2022	Total Change	Operations Change	Currency Change
Surgery	**$10,037**	**9,690**	**3.6 %**	**5.5%**	**(1.9)%**
Advanced	4,671	4,569	2.2	4.2	(2.0)
General	5,366	5,121	4.8	6.8	(2.0)
Orthopaedics	**8,942**	**8,587**	**4.1**	**4.6**	**(0.5)**
Hips	1,560	1,514	3.0	3.5	(0.5)
Knees	1,456	1,359	7.1	7.5	(0.4)
Trauma	2,979	2,871	3.8	4.0	(0.2)
Spine, Sports & Other	2,947	2,843	3.7	4.5	(0.8)
Interventional Solutions	**6,350**	**4,300**	**47.7**	**49.8**	**(2.1)**
Electrophysiology	4,688	3,937	19.1	21.1	(2.0)
Abiomed	1,306	31	*	*	*
Other Interventional Solutions	356	332	7.1	9.9	(2.8)
Vision	**5,072**	**4,849**	**4.6**	**6.6**	**(2.0)**
Contact Lenses/Other	3,702	3,543	4.5	6.9	(2.4)
Surgical	1,370	1,306	4.9	5.8	(0.9)
Total MedTech Sales	**$30,400**	**27,427**	**10.8%**	**12.4%**	**(1.6)%**

* Percentage greater than 100% or not meaningful

The Surgery franchise sales were $10.0 billion in 2023, representing an increase of 3.6% from 2022. The growth in Advanced Surgery was primarily driven by Biosurgery global procedure growth and strength of the portfolio as well as uptake of new products in Endocutters and Energy. The growth was partially offset by competitive pressures and volume-based procurement impacts in Endocutters and Energy. The growth in General Surgery was primarily driven by increased procedures coupled with technology penetration and benefits from the differentiated Wound Closure portfolio.

The Orthopaedics franchise sales were $8.9 billion in 2023, representing an increase of 4.1% from 2022. The growth in hips reflects global procedure growth and continued strength of the portfolio partially offset by volume-based procurement impacts and Russia sanctions. The growth in knees was primarily driven by procedures, benefits from recent product additions to the ATTUNE portfolio and pull through related to the VELYS Robotic assisted solution. This was partially offset by stocking dynamics, primarily outside the U.S. The growth in Trauma was driven by global procedures and the adoption of recently launched products. This was partially offset by volume-based procurement impacts. The growth in Spine, Sports & Other was primarily driven by Digital Solutions, Shoulders, Sports and Craniomaxillofacial products partially offset by Russia sanctions and supply constraints, primarily outside the U.S.

The Interventional Solutions franchise achieved sales of $6.4 billion in 2023, representing an increase of 47.7% from 2022, which includes sales from Abiomed acquired on December 22, 2022. Electrophysiology grew by double digits due to global procedure growth, new product performance and commercial execution. This was partially offset by the impacts of volume-based procurement in China. Abiomed sales reflect the strength of all commercialized regions and continued adoption of Impella 5.5 and Impella RP.

The Vision franchise achieved sales of $5.1 billion in 2023, representing an increase of 4.6% from 2022. The Contact Lenses/Other growth was primarily driven by the continued strong performance in the ACUVUE OASYS 1-Day family including recent launches and commercial execution. This was partially offset by impacts of U.S. stocking dynamics, Russia sanctions, impacts from strategic portfolio decisions and supply challenges. The Surgical operational growth was primarily driven by cataract procedure growth, continued strength of recent innovations and reduction of prior year stocking outside the U.S. This was partially offset by softer Refractive and premium IOL markets and Russia sanctions.

Analysis of consolidated earnings before provision for taxes on income

Consolidated earnings before provision for taxes on income was $15.1 billion and $19.4 billion for the years 2023 and 2022, respectively. As a percent to sales, consolidated earnings before provision for taxes on income was 17.7% and 24.2%, in 2023 and 2022, respectively.

Earnings before provision for taxes



(Dollars in billions. Percentages in chart are as a percent to total sales)

Cost of products sold and selling, marketing and administrative expenses:

Cost of products sold	Selling, marketing & administrative





(Dollars in billions. Percentages in chart are as a percent to total sales)

Cost of products sold:

Cost of products sold increased as a percent to sales driven by:

• Commodity inflation, unfavorable product mix, restructuring related excess inventory costs and Abiomed amortization in the MedTech business

partially offset by

• Favorable patient mix and lower one-time COVID-19 vaccine manufacturing related exit costs in 2023 in the Innovative Medicine business

The intangible asset amortization expense included in cost of products sold was $4.5 billion and $3.9 billion for the fiscal years 2023 and 2022, respectively.

Selling, Marketing and Administrative expense:

Selling, Marketing and Administrative Expenses decreased slightly as a percent to sales driven by:

• Leveraging in Selling and Marketing expenses both the Innovative Medicine and MedTech businesses

partially offset by

• An increase in administrative costs

Research and Development Expense:

Research and development expense by segment of business was as follows:

(Dollars in Millions)	2023		2022	
	Amount	% of Sales*	Amount	% of Sales*
Innovative Medicine	$11,963	21.8%	$11,642	22.1%
MedTech	3,122	10.3	2,493	9.1
Total research and development expense	**$15,085**	**17.7%**	**$14,135**	**17.7%**
Percent increase/(decrease) over the prior year	6.7 %		(1.0%)	

*As a percent to segment sales

Research and development activities represent a significant part of the Company's business. These expenditures relate to the processes of discovering, testing and developing new products, upfront payments and developmental milestones, improving existing products, as well as ensuring product efficacy and regulatory compliance prior to launch. The Company remains committed to investing in research and development with the aim of delivering high quality and innovative products.

Research and Development was flat as a percent to sales primarily driven by:

• Higher milestone payments in the Innovative Medicine business
• Acquired in-process research & development asset from the Laminar acquisition in the MedTech business in the fiscal year 2023

offset by

• Portfolio prioritization in the Innovative Medicine business

In-Process Research and Development Impairments (IPR&D): In the fiscal year 2023, the Company recorded a charge of approximately $0.3 billion which included $0.2 billion related to market dynamics associated with a non-strategic asset (M710) acquired as part of the acquisition of Momenta Pharmaceuticals in 2020, In the fiscal year 2022, the Company recorded an intangible asset impairment charge of approximately $0.8 billion related to an in-process research and development asset, bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS). Additional information regarding efficacy of the AD indication and HS indication became available which led the Company to the decision to terminate the development of bermekimab for both AD and HS. The Company acquired all rights to bermekimab from XBiotech, Inc. in the fiscal year 2020.

Other (Income) Expense, Net: Other (income) expense, net is the account where the Company records gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Innovation - JJDC, Inc. (JJDC), changes in the fair value of securities, investment (income)/loss related to employee benefit programs, gains and losses on divestitures, certain transactional currency gains and losses, acquisition and divestiture related costs, litigation accruals and settlements, as well as royalty income.

Other (income) expense, net for the fiscal year 2023 was unfavorable by $5.8 billion as compared to the prior year primarily due to the following:

(Dollars in Billions)(Income)/Expense	2023	2022	Change
Litigation related[1]	$6.9	0.9	6.0
Changes in the fair value of securities[2]	0.6	0.7	(0.1)
COVID-19 vaccine manufacturing exit related costs	0.4	0.7	(0.3)
Acquisition, Integration and Divestiture related[3]	0.3	0.2	0.1
Employee benefit plan related	(1.4)	(1.2)	(0.2)
Other	(0.2)	(0.5)	0.3
Total Other (Income) Expense, Net	**$6.6**	**0.8**	**5.8**

[1] 2023 was primarily related to the approximately $7.0 billion charge for talc (See Note 19 to the Consolidated Financial Statements for more details) and favorable intellectual property related litigation settlements of approximately $0.3 billion. 2022 was primarily related to pelvic mesh.

[2] The fiscal 2023 includes $0.4 billion related to the unfavorable change in the fair value of the remaining stake in Kenvue and $0.4 billion related to the partial impairment of Idorsia convertible debt and the change in the fair value of the Idorsia equity securities held.

[3] 2023 primarily related to the impairment of Ponvory and one-time integration costs related to the acquisition of Abiomed. 2022 was primarily costs related to the acquisition of Abiomed.

Interest (Income) Expense: Interest income in the fiscal year 2023 was $1.3 billion as compared to interest income of $0.5 billion in the fiscal year 2022 primarily due to higher rates of interest earned on cash balances. Interest expense in the fiscal year 2023 was $0.8 billion as compared to interest expense of $0.3 billion in the fiscal year 2022 primarily due to higher interest rates on debt balances. Cash, cash equivalents and marketable securities totaled $22.9 billion at the end of 2023, and averaged $22.6 billion as compared to the cash, cash equivalents and marketable securities total of $22.3 billion and $26.9 billion average balance in 2022. The total debt balance at the end of 2023 was $29.3 billion with an average debt balance of $34.5 billion as compared to $39.6 billion at the end of 2022 and an average debt balance of $36.7 billion. The lower average cash, cash equivalents and marketable securities was primarily due to the acquisition of Abiomed in late December of 2022. The lower average debt balance was primarily due to the repayment of commercial paper.

Income before tax by segment

Income (loss) before tax by segment of business were as follows:

(Dollars in Millions)	Income Before Tax		Segment Sales		Percent of Segment Sales	
	2023	2022	2023	2022	2023	2022
Innovative Medicine	$18,246	15,647	54,759	52,563	33.3%	29.8
MedTech	4,669	4,447	30,400	27,427	15.4	16.2
Segment earnings before tax[1]	22,915	20,094	85,159	79,990	26.9	25.1
Less: Expenses not allocated to segments[2]	7,853	735				
Worldwide income before tax	$15,062	19,359	85,159	79,990	17.7%	24.2

[1] See Note 17 to the Consolidated Financial Statements for more details.

[2] Amounts not allocated to segments include interest (income) expense and general corporate (income) expense. Fiscal 2023 includes an approximately $7.0 billion charge related to talc matters and the approximately $0.4 billion unfavorable change in the fair value of the retained stake in Kenvue.

Innovative Medicine segment:

In 2023, the Innovative Medicine segment income before tax as a percent to sales was 33.3% versus 29.8% in 2022. The increase in the income before tax as a percent of sales was primarily driven by the following:

• Lower one-time COVID-19 Vaccine related exit costs of $0.7 billion in 2023 versus $1.5 billion in 2022

• Lower In-process research & development impairments of $0.2 billion in 2023 versus $0.8 billion in 2022

• Unfavorable changes in the fair value of securities in 2023 of $0.4 billion as compared to $0.7 billion in 2022

• Lower litigation related expense of $0.2 billion

• Leveraging in selling and marketing expenses

• R&D Portfolio prioritization

partially offset by

• Restructuring charges of $0.5 billion in 2023 versus $0.1 billion in 2022

• Impairment of Ponvory in 2023

• Higher milestone payments in 2023

MedTech segment:

In 2023, the MedTech segment income before tax as a percent to sales was 15.4% versus 16.2% in 2022. The decrease in the income before tax as a percent to sales was primarily driven by the following:

• Higher amortization expense of $0.5 billion in 2023 related to Abiomed

• Expense of $0.4 billion for an acquired in process research and development asset from the Laminar acquisition in 2023

• Commodity inflation in 2023

partially offset by

• Income from litigation settlements of $0.1 billion in 2023 versus expense of $0.6 billion in 2022

• Lower integration/acquisition costs related to Abiomed of $0.2 billion in 2023 versus $0.3 billion in 2022

• Leveraging in selling and marketing expenses in 2023

Restructuring: In the fiscal year 2023, the Company completed a prioritization of its research and development (R&D) investment within the Innovative Medicine segment to focus on the most promising medicines with the greatest benefit to patients. This resulted in the exit of certain programs within therapeutic areas. The R&D program exits are primarily in infectious diseases and vaccines including the discontinuation of its respiratory syncytial virus (RSV) adult vaccine program, hepatitis and HIV development. The pre-tax restructuring charge of approximately $0.5 billion in the fiscal year 2023, of which $449 million was recorded in Restructuring and $30 million was recorded in Cost of products sold on the Consolidated Statement of Earnings, included the termination of partnered and non-partnered program costs and asset impairments.

In the fiscal year 2023, the Company initiated a restructuring program of its Orthopaedics franchise within the MedTech segment to streamline operations by exiting certain markets, product lines and distribution network arrangements. The pre-tax restructuring expense of $0.3 billion in the fiscal year 2023, of which $40 million was recorded in Restructuring and $279 million was recorded in Cost of products sold on the Consolidated Statement of Earnings, primarily included inventory and instrument charges related to market and product exits.

In 2022, the Company recorded a pre-tax charge of $0.4 billion related to a restructuring program of its Global Supply Chain. The Global Supply Chain program was announced in the second quarter of 2018 and was completed in the fiscal fourth quarter of 2022.

See Note 20 to the Consolidated Financial Statements for additional details related to the restructuring programs.

Provision for Taxes on Income: The worldwide effective income tax rate from continuing operations was 11.5% in 2023 and 15.4% in 2022.

On December 15, 2022, the European Union (EU) Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework that was supported by over 130 countries worldwide. As of December 31, 2023, several EU and non-EU countries have enacted Pillar 2 legislation with an initial effective date of January 1, 2024, with other aspects of the law effective in 2025 or later. The Company is estimating that as result of this legislation the 2024 effective tax rate will increase by approximately 1.5% or 150 basis points compared to fiscal 2023. Further legislation, guidance and regulations that may be issued in fiscal 2024, as well as other business events, may impact this estimate.

For discussion related to the fiscal 2023 provision for taxes refer to Note 8 to the Consolidated Financial Statements.

Liquidity and capital resources

Liquidity & cash flows

Cash and cash equivalents were $21.9 billion at the end of 2023 as compared to $14.1 billion at the end of 2022.

The primary sources and uses of cash that contributed to the $7.8 billion increase were:

(Dollars in billions)

$14.1	Q4 2022 Cash and cash equivalents balance
22.8	cash generated from operating activities
0.9	net cash from investing activities
(15.8)	net cash used by financing activities
(0.1)	effect of exchange rate and rounding
$21.9	Q4 2023 Cash and cash equivalents balance

In addition, the Company had $1.1 billion in marketable securities at the end of fiscal year 2023 and $9.4 billion at the end of fiscal year 2022. See Note 1 to the Consolidated Financial Statements for additional details on cash, cash equivalents and marketable securities.

Cash flow from operations of $22.8 billion was the result of:

(Dollars In billions)

$35.2	Net Earnings
(14.9)	gain on the Kenvue separation, net gain on sale of assets/businesses and the deferred tax provision partially offset by non-cash expenses and other adjustments primarily for depreciation and amortization, stock-based compensation, asset write-downs and charge for purchase of in process research and development assets
5.6	an increase in current and non-current liabilities
(3.5)	an increase in other current and non-current assets
2.3	an increase in accounts payable and accrued liabilities
(1.9)	an increase in accounts receivable and inventories
$22.8	Cash flow from operations

Cash flow from investing activities of $0.9 billion was primarily due to:

(Dollars in billions)	
$(4.5)	additions to property, plant and equipment
0.4	proceeds from the disposal of assets/businesses, net
(0.5)	purchases of in-process research and development assets
8.5	net sales of investments
(3.0)	credit support agreements activity, net
$0.9	Net cash from investing activities

Cash flow used for financing activities of $15.8 billion was primarily due to:

(Dollars in billions)	
$(11.8)	dividends to shareholders
(5.1)	repurchase of common stock
(10.8)	net repayment from short and long term debt
1.1	proceeds from stock options exercised/employee withholding tax on stock awards, net
(0.2)	Credit support agreements activity, net
8.0	Proceeds of short and long-term debt, net of issuance cost, related to the debt that transferred to Kenvue at separation
4.2	proceeds from Kenvue initial public offering
(1.1)	Cash transferred to Kenvue at separation
(0.1)	other and rounding
$(15.8)	Net cash used for financing activities

As of December 31, 2023, the Company's notes payable and long-term debt was in excess of cash, cash equivalents and marketable securities. As of December 31, 2023, the net debt position was $6.4 billion as compared to the prior year of $17.4 billion. The debt balance at the end of 2023 was $29.3 billion as compared to $39.6 billion in 2022. Considering recent market conditions, the Company has re-evaluated its operating cash flows and liquidity profile and does not foresee any significant incremental risk. The Company anticipates that operating cash flows, the ability to raise funds from external sources, borrowing capacity from existing committed credit facilities and access to the commercial paper markets will continue to provide sufficient resources to fund operating needs, including the Company's remaining balance to be paid on the agreement to settle opioid litigation for approximately $2.1 billion and the establishment of the approximately $9 billion reserve for talc matters (See Note 19 to the Consolidated Financial Statements for additional details). In addition, the Company monitors the global capital markets on an ongoing basis and from time to time may raise capital when market conditions are favorable.

On May 8, 2023, Kenvue, completed an initial public offering (the IPO) resulting in the issuance of 198,734,444 shares of its common stock, par value $0.01 per share (the Kenvue Common Stock), at an initial public offering of $22.00 per share for net proceeds of $4.2 billion. The excess of the net proceeds from the IPO over the net book value of the Johnson & Johnson divested interest was $2.5 billion and was recorded to additional paid-in capital. As of the closing of the IPO, Johnson & Johnson owned approximately 89.6% of the total outstanding shares of Kenvue Common Stock and at July 2, 2023, the non-controlling interest of $1.3 billion associated with Kenvue was reflected in equity attributable to non-controlling interests in the consolidated balance sheet.

On August 23, 2023, Johnson & Johnson completed the disposition of an additional 80.1% ownership of Kenvue Common Stock through an exchange offer, which resulted in Johnson & Johnson acquiring 190,955,436 shares of the Company's common stock in exchange for 1,533,830,450 shares of Kenvue Common Stock. The $31.4 billion of Johnson & Johnson common stock received in the exchange offer is recorded in Treasury stock. Following the exchange offer, the Company owns 9.5% of the total outstanding shares of Kenvue Common Stock that was recorded in other assets within continuing operations at the fair market value of $4.3 billion as of August 23, 2023 and $3.9 billion as of December 31, 2023.

Johnson & Johnson divested net assets of $11.6 billion as of August 23, 2023, and the accumulated other comprehensive loss attributable to the Consumer Health business at that date was $4.3 billion. Additionally, at the date of the exchange offer,

Johnson & Johnson decreased the non-controlling interest by $1.2 billion to record the deconsolidation of Kenvue. This resulted in a gain on the exchange offer of $21.0 billion that was recorded in Net earnings from discontinued operations, net of taxes in the consolidated statements of earnings for the fiscal third quarter of 2023. This one-time gain includes a gain of $2.8 billion on the Kenvue Common Stock retained by Johnson & Johnson. The gain on the exchange offer qualifies as a tax-free transaction for U.S. federal income tax purposes.

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's Common Stock. In the fiscal year 2022, approximately $2.5 billion was repurchased under the program. In the fiscal year 2023, $2.5 billion has been repurchased and the repurchase program was completed.

The following table summarizes the Company's material contractual obligations and their aggregate maturities as of December 31, 2023: To satisfy these obligations, the Company intends to use cash from operations.

(Dollars in Millions)	Tax Legislation (TCJA)	Debt Obligations	Interest on Debt Obligations	Total
2024	$2,029	1,469	843	4,341
2025	2,536	1,700	789	5,025
2026	—	1,997	744	2,741
2027	—	2,320	736	3,056
2028	—	2,325	691	3,016
After 2028	—	17,539	8,706	26,245
Total	$4,565	27,350	12,509	44,424

For tax matters, see Note 8 to the Consolidated Financial Statements.

Financing and market risk

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency transactions primarily related to product costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 31, 2023 market rates would increase the unrealized value of the Company's forward contracts by $0.1 billion. Conversely, a 10% depreciation of the U.S. Dollar from the December 31, 2023 market rates would decrease the unrealized value of the Company's forward contracts by $0.1 billion. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $1.6 billion. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction, and therefore, would have no impact on future anticipated cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an investment grade credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counterparty. Management believes the risk of loss is remote. The Company entered into credit support agreements (CSA) with certain derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. See Note 6 to the Consolidated Financial Statements for additional details on credit support agreements.

The Company invests in both fixed rate and floating rate interest earning securities which carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. A 1% (100 basis points) change in spread on the Company's interest rate sensitive investments would either increase or decrease the unrealized value of cash equivalents and current marketable securities by less than $0.8 billion.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2023, the Company secured a new 364-day Credit Facility of $10 billion, which expires on September 5, 2024. The Company early terminated the additional 364-day revolving Credit Facility of $10 billion, which had an expiration of November 21, 2023. Interest charged on borrowings under the credit line agreement is based on either Secured Overnight Financing Rate (SOFR) Reference Rate or other applicable market rate as allowed plus applicable margins. Commitment fees under the agreement are not material.

Total borrowings at the end of 2023 and 2022 were $29.3 billion and $39.6 billion, respectively. The decrease in the debt balance was due to the repayment of commercial paper. In 2023, net debt (cash and current marketable securities, net of debt) was $6.4 billion compared to net debt of $17.4 billion in 2022. Total debt represented 30.0% of total capital (shareholders' equity and total debt) in 2023 and 34.0% of total capital in 2022. Shareholders' equity per share at the end of 2023 was $28.57 compared to $29.39 at year-end 2022.

A summary of borrowings can be found in Note 7 to the Consolidated Financial Statements.

Dividends

The Company increased its dividend in 2023 for the 61st consecutive year. Cash dividends paid were $4.70 per share in 2023 and $4.45 per share in 2022.

On January 2, 2024, the Board of Directors declared a regular cash dividend of $1.19 per share, payable on March 5, 2024 to shareholders of record as of February 20, 2024.

Other information

Critical accounting policies and estimates

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. (GAAP). The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock based awards.

Revenue Recognition: The Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control of the goods to customers. The Company's global payment terms are typically between 30 to 90 days. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns, discounts to customers and governmental clawback provisions are accounted for as variable consideration and recorded as a reduction in sales.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including consideration of competitor pricing. Rebates are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The sales returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Innovative Medicine segments are almost exclusively not resalable. Sales returns for certain franchises in the MedTech segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been less than 1.0% of annual net trade sales during the fiscal years 2023, 2022 and 2021.

Promotional programs, such as product listing allowances are recorded in the same period as related sales and include volume-based sales incentive programs. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. These arrangements are evaluated to determine the appropriate amounts to be deferred or recorded as a reduction of revenue. The Company also earns profit-share payments through collaborative arrangements of certain products, which are included in sales to customers. Profit-share payments were less than 2.0% of the total revenues in fiscal year 2023 and less than 3.0% of the total revenues in fiscal year 2022 and 2021 are included in sales to customers.

In addition, the Company enters into collaboration arrangements that contain multiple revenue generating activities. Amounts due from collaborative partners for these arrangements are recognized as each activity is performed or delivered, based on the relative selling price. Upfront fees received as part of these arrangements are deferred and recognized over the performance period. See Note 1 to the Consolidated Financial Statements for additional disclosures on collaborations.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a material financial statement impact.

Below are tables that show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the fiscal years ended December 31, 2023 and January 1, 2023.

Innovative Medicine segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Credits[2]	Balance at End of Period
2023				
Accrued rebates [1]	$12,289	47,523	(45,151)	14,661
Accrued returns	649	332	(347)	634
Accrued promotions	1	12	(7)	6
Subtotal	**$12,939**	**47,867**	**(45,505)**	**15,301**
Reserve for doubtful accounts	44	0	(11)	33
Reserve for cash discounts	110	1,386	(1,385)	111
Total	**$13,093**	**49,253**	**(46,901)**	**15,445**
2022				
Accrued rebates [1]	$10,331	43,026	(41,068)	12,289
Accrued returns	520	444	(315)	649
Accrued promotions	3	5	(7)	1
Subtotal	**$10,854**	**43,475**	**(41,390)**	**12,939**
Reserve for doubtful accounts	50	0	(6)	44
Reserve for cash discounts	94	1,281	(1,265)	110
Total	**$10,998**	**44,756**	**(42,661)**	**13,093**

[1] Includes reserve for customer rebates of $165 million at December 31, 2023 and $203 million at January 1, 2023, recorded as a contra asset.

[2] Includes prior period adjustments

MedTech segment

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Credits	Balance at End of Period
2023				
Accrued rebates[1]	$1,470	6,241	(6,256)	1,455
Accrued returns	134	555	(564)	125
Accrued promotions	43	74	(92)	25
Subtotal	**$1,647**	**6,870**	**(6,912)**	**1,605**
Reserve for doubtful accounts	125	33	(25)	133
Reserve for cash discounts	9	96	(100)	5
Total	**$1,781**	**6,999**	**(7,037)**	**1,743**
2022				
Accrued rebates[1]	$1,446	6,131	(6,107)	1,470
Accrued returns	134	531	(531)	134
Accrued promotions	54	102	(113)	43
Subtotal	**$1,634**	**6,764**	**(6,751)**	**1,647**
Reserve for doubtful accounts	148	6	(29)	125
Reserve for cash discounts	10	99	(100)	9
Total	**$1,792**	**6,869**	**(6,880)**	**1,781**

[1] Includes reserve for customer rebates of $740 million at December 31, 2023 and $802 million at January 1, 2023, recorded as a contra asset.

Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.

The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from its international subsidiaries. The Company has not provided deferred taxes on the undistributed earnings subsequent to January 1, 2018 from certain international subsidiaries where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $0.5 billion under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.

See Note 1 and Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies, including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses and, where applicable, actuarially determined estimates. The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated.

See Notes 1 and 19 to the Consolidated Financial Statements for further information regarding product liability and legal proceedings.

Long-Lived and Intangible Assets: The Company assesses changes, both qualitatively and quantitatively, in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, mortality rates, expected salary increases, healthcare cost trend rates and attrition rates. See Note 10 to the Consolidated Financial Statements for further details on these rates.

Stock Based Compensation: The Company recognizes compensation expense associated with the issuance of equity instruments to employees for their services. Based on the type of equity instrument, the fair value is estimated on the date of grant using either the Black-Scholes option valuation model or a combination of both the Black-Scholes option valuation model and Monte Carlo valuation model, and is expensed in the financial statements over the service period. The input assumptions used in determining fair value are the expected life, expected volatility, risk-free rate and expected dividend yield. For performance share units, the fair market value is calculated for the two component goals at the date of grant: adjusted operational earnings per share and relative total shareholder return. The fair values for the earnings per share goal of each performance share unit was estimated on the date of grant using the fair market value of the shares at the time of the award, discounted for dividends, which are not paid on the performance share units during the vesting period. The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. See Note 16 to the Consolidated Financial Statements for additional information.

New accounting pronouncements

Refer to Note 1 to the Consolidated Financial Statements for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of December 31, 2023.

Economic and market factors

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of healthcare. In response to these concerns, the Company has a long-standing policy of pricing products responsibly. For the period 2013 - 2023, in the U.S., the weighted average compound annual growth rate of the Company's net price increases for healthcare products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

The Company operates in certain countries where the economic conditions continue to present significant challenges. The Company continues to monitor these situations and take appropriate actions. Inflation rates continue to have an effect on worldwide economies and, consequently, on the way companies operate. The Company has accounted for operations in Argentina, Venezuela and Turkey (beginning in the fiscal second quarter of 2022) as highly inflationary, as the prior three-year cumulative inflation rate surpassed 100%. This did not have a material impact to the Company's results in the period. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases.

In December 2023, the Argentine government devalued the peso by approximately 50%. During 2023, the Company recorded a charge of approximately $130 million related to operations in Argentina due to the application of highly inflationary accounting. As of December 31, 2023, the Company's Argentine subsidiaries represented less than 1.0% of the Company's consolidated assets, liabilities, revenues and profits from continuing operations; therefore, the effect of a change in the exchange rate is not expected to have a material adverse effect on the Company's 2024 full-year results.

In July 2023, Janssen Pharmaceuticals, Inc. (Janssen) filed litigation against the U.S. Department of Health and Human Services as well as the Centers for Medicare and Medicaid Services challenging the constitutionality of the Inflation Reduction Act's (IRA) Medicare Drug Price Negotiation Program. The litigation requests a declaration that the IRA violates Janssen's rights under the First Amendment and the Fifth Amendment to the Constitution and therefore that Janssen is not subject to the IRA's mandatory pricing scheme.

Russia-Ukraine War

Although the long-term implications of Russia's invasion of Ukraine are difficult to predict at this time, the financial impact of the conflict in the fiscal year 2023, including accounts receivable or inventory reserves, was not material. As of and for each of the fiscal years ending December 31, 2023 and January 1, 2023, the business of the Company's Russian subsidiaries represented less than 1% of the Company's consolidated assets and represented 1% of revenues. The Company does not maintain Ukraine subsidiaries subsequent to the Kenvue separation.

In early March of 2022, the Company took steps to suspend all advertising, enrollment in clinical trials, and any additional investment in Russia. The Company continues to supply products relied upon by patients for healthcare purposes.

Conflict in the Middle East

Although the long-term implications of Israel's conflict are difficult to predict at this time, the financial impact of the conflict in the fiscal year 2023, including accounts receivable or inventory reserves, was not material. As of and for the fiscal year ending December 31, 2023, the business of the Company's Israel subsidiaries represented 1% of the Company's consolidated assets and represented less than 1% of revenues.

The Company is exposed to fluctuations in currency exchange rates. A 1% change in the value of the U.S. Dollar as compared to all foreign currencies in which the Company had sales, income or expense in 2023 would have increased or decreased the translation of foreign sales by approximately $0.4 billion and net income by approximately $0.2 billion.

Governments around the world consider various proposals to make changes to tax laws, which may include increasing or decreasing existing statutory tax rates. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other countries. A change in statutory tax rate in any country would result in the revaluation of the Company's deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. This change would result in an expense or benefit recorded to the Company's Consolidated Statement of Earnings. The Company closely monitors these proposals as they arise in the countries where it operates. Changes to the statutory tax rate may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted.

The Company faces various worldwide healthcare changes that may continue to result in pricing pressures that include healthcare cost containment and government legislation relating to sales, promotions, pricing and reimbursement of healthcare products.

Changes in the behavior and spending patterns of purchasers of healthcare products and services, including delaying medical procedures, rationing prescription medications, reducing the frequency of physician visits and foregoing healthcare insurance coverage may continue to impact the Company's businesses.

The Company also operates in an environment increasingly hostile to intellectual property rights. Firms have filed Abbreviated New Drug Applications or Biosimilar Biological Product Applications with the U.S. FDA or otherwise challenged the coverage and/or validity of the Company's patents, seeking to market generic or biosimilar forms of many of the Company's key pharmaceutical products prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in the resulting lawsuits, generic or biosimilar versions of the products at issue will be introduced to the market, resulting in the potential for substantial market share and revenue losses for those products, and which may result in a non-cash impairment charge in any associated intangible asset. There is also a risk that one or more competitors could launch a generic or biosimilar version of the product at issue following regulatory approval even though one or more valid patents are in place.

Legal proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability, intellectual property, commercial, employment, indemnification and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of business.

The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. As of December 31, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25, Contingencies. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

See Note 19 to the Consolidated Financial Statements included in Item 8 of this report for further information regarding legal proceedings.

Common stock

The Company's Common Stock is listed on the New York Stock Exchange under the symbol JNJ. As of February 9, 2024, there were 118,772 record holders of Common Stock of the Company.

Item 7A. Quantitative and qualitative disclosures about market risk

The information called for by this item is incorporated herein by reference to Item 7. Management's discussion and analysis of results of operations and financial condition - Liquidity and capital resources - Financing and market risk of this Report; and Note 1 Summary of significant accounting policies - Financial instruments of the Notes to Consolidated Financial Statements included in Item 8 of this Report.

Item 8. Financial statements and supplementary data

Index to audited Consolidated Financial Statements

Johnson & Johnson and subsidiaries consolidated balance sheets

At December 31, 2023 and January 1, 2023
(Dollars in Millions Except Share and Per Share Amounts) (Note 1)

	2023	2022
Assets		
Current assets		
Cash and cash equivalents (Notes 1 and 2)	$21,859	12,889
Marketable securities (Notes 1 and 2)	1,068	9,392
Accounts receivable trade, less allowances $166 (2022, $169)	14,873	14,039
Inventories (Notes 1 and 3)	11,181	10,268
Prepaid expenses and other receivables	4,514	2,876
Current assets of discontinued operations (Note 21)	—	5,830
Total current assets	**53,495**	**55,294**
Property, plant and equipment, net (Notes 1 and 4)	19,898	17,982
Intangible assets, net (Notes 1 and 5)	34,175	38,489
Goodwill (Notes 1 and 5)	36,558	36,047
Deferred taxes on income (Note 8)	9,279	8,947
Other assets	14,153	9,212
Noncurrent assets of discontinued operations (Note 21)	—	21,407
Total assets	**$167,558**	**187,378**
Liabilities and Shareholders' Equity		
Current liabilities		
Loans and notes payable (Note 7)	$3,451	12,756
Accounts payable	9,632	9,889
Accrued liabilities	10,212	10,719
Accrued rebates, returns and promotions	16,001	13,579
Accrued compensation and employee related obligations	3,993	3,049
Accrued taxes on income (Note 8)	2,993	2,220
Current liabilities of discontinued operations (Note 21)	—	3,590
Total current liabilities	**46,282**	**55,802**
Long-term debt (Note 7)	25,881	26,886
Deferred taxes on income (Note 8)	3,193	3,991
Employee related obligations (Notes 9 and 10)	7,149	6,542
Long-term taxes payable (Note 1)	2,881	4,306
Other liabilities	13,398	10,146
Noncurrent liabilities of discontinued operations (Note 21)	—	2,901
Total liabilities	**98,784**	**110,574**
Commitments and Contingencies (Note 19)		
Shareholders' equity		
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 12) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (loss) (Note 13)	(12,527)	(12,967)
Retained earnings and Additional-paid-in-capital	153,843	128,345
Less: common stock held in treasury, at cost (Note 12) (712,765,000 shares and 506,246,000 shares)	75,662	41,694
Total shareholders' equity	**68,774**	**76,804**
Total liabilities and shareholders' equity	**$167,558**	**187,378**

See Notes to Consolidated Financial Statements

Johnson & Johnson and subsidiaries consolidated statements of earnings

(Dollars and Shares in Millions Except Per Share Amounts) (Note 1)

	2023	2022	2021
Sales to customers	$85,159	79,990	78,740
Cost of products sold	26,553	24,596	23,402
Gross profit	58,606	55,394	55,338
Selling, marketing and administrative expenses	21,512	20,246	20,118
Research and development expense	15,085	14,135	14,277
In-process research and development impairments	313	783	900
Interest income	(1,261)	(490)	(53)
Interest expense, net of portion capitalized (Note 4)	772	276	183
Other (income) expense, net	6,634	810	526
Restructuring (Note 20)	489	275	209
Earnings before provision for taxes on income	15,062	19,359	19,178
Provision for taxes on income (Note 8)	1,736	2,989	1,377
Net earnings from continuing operations	13,326	16,370	17,801
Net earnings from discontinued operations, net of tax (Note 21)	21,827	1,571	3,077
Net earnings	**$35,153**	**17,941**	**20,878**
Net earnings per share (Notes 1 and 15)			
Continuing operations - basic	$5.26	6.23	6.76
Discontinued operations - basic	$8.62	0.60	1.17
Total net earnings per share - basic	**$13.88**	**6.83**	**7.93**
Continuing operations - diluted	$5.20	6.14	6.66
Discontinued operations - diluted	$8.52	0.59	1.15
Total net earnings per share - diluted	**$13.72**	**6.73**	**7.81**
Average shares outstanding (Notes 1 and 15)			
Basic	**2,533.5**	**2,625.2**	**2,632.1**
Diluted	**2,560.4**	**2,663.9**	**2,674.0**

See Notes to Consolidated Financial Statements

Johnson & Johnson and subsidiaries consolidated statements of comprehensive income

(Dollars in Millions) (Note 1)

	2023	2022	2021
Net earnings	$35,153	17,941	20,878
Other comprehensive income (loss), net of tax			
Foreign currency translation	(3,221)	(1,796)	(1,079)
Securities:			
Unrealized holding gain (loss) arising during period	26	(24)	(4)
Reclassifications to earnings	—	—	—
Net change	26	(24)	(4)
Employee benefit plans:			
Prior service credit (cost), net of amortization	(149)	(160)	(169)
Gain (loss), net of amortization	(1,183)	1,854	4,318
Consumer settlement/ curtailment	23	—	—
Effect of exchange rates	(90)	111	106
Net change	(1,399)	1,805	4,255
Derivatives & hedges:			
Unrealized gain (loss) arising during period	422	454	(199)
Reclassifications to earnings	(569)	(348)	(789)
Net change	(147)	106	(988)
Other comprehensive income (loss)	(4,741)	91	2,184
Comprehensive income	**$30,412**	**18,032**	**23,062**

The tax effects in other comprehensive income for the fiscal years 2023, 2022 and 2021 respectively: Foreign Currency Translation; $797 million, $460 million and $346 million; Employee Benefit Plans: $289 million, $461 million and $1,198 million, Derivatives & Hedges: $39 million, $30 million and $263 million.

See Notes to Consolidated Financial Statements

Amounts presented have not been recast to exclude discontinued operations

Johnson & Johnson and subsidiaries consolidated statements of equity

(Dollars in Millions) (Note 1)

	Total	Retained Earnings and Additional paid-in capital	Accumulated Other Comprehensive Income (Loss)	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 3, 2021	**$63,278**	**113,890**	**(15,242)**	**3,120**	**(38,490)**
Net earnings	20,878	20,878			
Cash dividends paid ($4.19 per share)	(11,032)	(11,032)			
Employee compensation and stock option plans	2,171	(676)			2,847
Repurchase of common stock	(3,456)				(3,456)
Other comprehensive income (loss), net of tax	2,184		2,184		
Balance, January 2, 2022	**74,023**	**123,060**	**(13,058)**	**3,120**	**(39,099)**
Net earnings	17,941	17,941			
Cash dividends paid ($4.45 per share)	(11,682)	(11,682)			
Employee compensation and stock option plans	2,466	(974)			3,440
Repurchase of common stock	(6,035)				(6,035)
Other comprehensive income (loss), net of tax	91		91		
Balance, January 1, 2023	**76,804**	**128,345**	**(12,967)**	**3,120**	**(41,694)**
Net earnings	35,153	35,153			
Cash dividends paid ($4.70 per share)	(11,770)	(11,770)			
Employee compensation and stock option plans	2,193	(336)			2,529
Repurchase of common stock	(5,054)				(5,054)
Other	(25)				(25)
Kenvue Separation /IPO (Note 21)	(23,786)	2,451	5,181		(31,418)
Other comprehensive income (loss), net of tax	(4,741)		(4,741)		
Balance, December 31, 2023	**$68,774**	**153,843**	**(12,527)**	**3,120**	**(75,662)**

See Notes to Consolidated Financial Statements

Johnson & Johnson and subsidiaries consolidated statements of cash flows

(Dollars in Millions) (Note 1)

	2023	2022	2021
Cash flows from operating activities			
Net earnings	$35,153	17,941	20,878
Adjustments to reconcile net earnings to cash flows from operating activities:			
Depreciation and amortization of property and intangibles	7,486	6,970	7,390
Stock based compensation	1,162	1,138	1,135
Asset write-downs	1,295	1,216	989
Charge for purchase of in-process research and development assets	483	—	—
Gain on Kenvue separation	(20,984)	—	—
Net gain on sale of assets/businesses	(117)	(380)	(617)
Deferred tax provision	(4,194)	(1,663)	(2,079)
Credit losses and accounts receivable allowances	—	(17)	(48)
Changes in assets and liabilities, net of effects from acquisitions and divestitures:			
Increase in accounts receivable	(624)	(1,290)	(2,402)
Increase in inventories	(1,323)	(2,527)	(1,248)
Increase in accounts payable and accrued liabilities	2,346	1,098	2,437
(Increase)/Decrease in other current and non-current assets	(3,480)	687	(1,964)
Increase/(Decrease) in other current and non-current liabilities	5,588	(1,979)	(1,061)
Net cash flows from operating activities	**22,791**	**21,194**	**23,410**
Cash flows from investing activities			
Additions to property, plant and equipment	(4,543)	(4,009)	(3,652)
Proceeds from the disposal of assets/businesses, net	358	543	711
Acquisitions, net of cash acquired (Note 18)	—	(17,652)	(60)
Purchases of in-process research and development assets (Note 18)	(470)	—	—
Purchases of investments	(10,906)	(32,384)	(30,394)
Sales of investments	19,390	41,609	25,006
Credit support agreements activity, net	(2,963)	(249)	214
Other (including capitalized licenses and milestones)	12	(229)	(508)
Net cash from/(used) by investing activities	**878**	**(12,371)**	**(8,683)**
Cash flows from financing activities			
Dividends to shareholders	(11,770)	(11,682)	(11,032)
Repurchase of common stock	(5,054)	(6,035)	(3,456)
Proceeds from short-term debt	13,743	16,134	1,997
Repayment of short-term debt	(22,973)	(6,550)	(1,190)
Proceeds from long-term debt, net of issuance costs	—	2	5
Repayment of long-term debt	(1,551)	(2,134)	(1,802)
Proceeds from the exercise of stock options/employee withholding tax on stock awards, net	1,094	1,329	1,036
Credit support agreements activity, net	(219)	(28)	281

	2023	2022	2021
Proceeds of short and long-term debt, net of issuance cost, related to the debt that transferred to Kenvue at separation	8,047	—	—
Proceeds from Kenvue initial public offering	4,241	—	—
Cash transferred to Kenvue at separation	(1,114)	—	—
Other	(269)	93	114
Net cash used by financing activities	**(15,825)**	**(8,871)**	**(14,047)**
Effect of exchange rate changes on cash and cash equivalents	(112)	(312)	(178)
Increase/(Decrease) in cash and cash equivalents	7,732	(360)	502
Cash and cash equivalents from continuing operations, beginning of period	12,889	13,309	12,697
Cash and cash equivalents from discontinued operations, beginning of period	1,238	1,178	1,288
Cash and cash equivalents, beginning of year (Note 1)	14,127	14,487	13,985
Cash and cash equivalents from continuing operations, end of period	21,859	12,889	13,309
Cash and cash equivalents from discontinued operations, end of period	—	1,238	1,178
Cash and cash equivalents, end of year (Note 1)	**$21,859**	**14,127**	**14,487**
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$1,836	982	990
Interest, net of amount capitalized	1,766	933	941
Income taxes, inclusive of discontinued operations	8,574	5,223	4,768
Supplemental schedule of non-cash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds/ employee withholding tax on stock awards	$1,435	2,114	1,811
Acquisitions			
Fair value of assets acquired	$—	18,710	61
Fair value of liabilities assumed	—	(1,058)	(1)
Net cash paid for acquisitions (Note 18)	$—	17,652	60

See Notes to Consolidated Financial Statements

Amounts presented have not been recast to exclude discontinued operations.

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Johnson & Johnson and its subsidiaries (the Company). Intercompany accounts and transactions are eliminated. Columns and rows within tables may not add due to rounding. Percentages have been calculated using actual, non-rounded figures.

Description of the company and business segments

The Company has approximately 131,900 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the healthcare field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

Kenvue IPO/separation and discontinued operations

On May 8, 2023, Kenvue, completed an initial public offering (the IPO) resulting in the issuance of 198,734,444 shares of its common stock, par value $0.01 per share (the "Kenvue Common Stock"), at an initial public offering of $22.00 per share for net proceeds of $4.2 billion. The excess of the net proceeds from the IPO over the net book value of the Johnson & Johnson divested interest was $2.5 billion and was recorded to additional paid-in capital. As of the closing of the IPO, Johnson & Johnson owned approximately 89.6% of the total outstanding shares of Kenvue Common Stock and at July 2, 2023, the non-controlling interest of $1.3 billion associated with Kenvue was reflected in equity attributable to non-controlling interests in the consolidated balance sheet in the fiscal second quarter of 2023.

On August 23, 2023, Johnson & Johnson completed the disposition of an additional 80.1% ownership of the shares of Kenvue through an exchange offer. Following the exchange offer, the Company owns 9.5% of the shares of Kenvue which are accounted for as an equity investment carried at fair value within continuing operations. The historical results of the Consumer Health business (which previously represented the Consumer Health business segment) are reflected as discontinued operations in the Company's Consolidated Financial Statements through the date of the exchange offer (see Note 21 for additional details). Unless otherwise indicated, the information in the notes to the Consolidated Financial Statements refer only to Johnson & Johnson's continuing operations.

Business segments

Following the completion of the exchange offer, the Company is organized into two business segments: Innovative Medicine and MedTech. The Innovative Medicine segment is focused on the following therapeutic areas, including Immunology, Infectious diseases, Neuroscience, Oncology, Pulmonary Hypertension, and Cardiovascular and Metabolic diseases. Products in this segment are distributed directly to retailers, wholesalers, distributors, hospitals and healthcare professionals for prescription use. The MedTech segment includes a broad portfolio of products used in the Orthopaedic, Surgery, Interventional Solutions and Vision fields. These products are distributed to wholesalers, hospitals and retailers, and used principally in the professional fields by physicians, nurses, hospitals, eye care professionals and clinics.

New accounting standards

Recently adopted accounting standards

ASU 2022-04: Liabilities-Supplier Finance Programs (Topic 405-50) – Disclosure of Supplier Finance Program Obligations

The Company adopted the standard as of the beginning of fiscal year 2023, which requires that a buyer in a supplier finance program disclose additional information about the program for financial statement users.

The Company has agreements for supplier finance programs with third-party financial institutions. These programs provide participating suppliers the ability to finance payment obligations from the Company with the third-party financial institutions. The Company is not a party to the arrangements between the suppliers and the third-party financial institutions. The Company's obligations to its suppliers, including amounts due, and scheduled payment dates (which have general payment terms of 90 days), are not affected by a participating supplier's decision to participate in the program.

As of both December 31, 2023, and January 1, 2023, $0.7 billion were valid obligations under the program. The obligations are presented as Accounts payable on the Consolidated Balance Sheets.

Recently issued accounting standards

Not adopted as of December 31, 2023

ASU 2023-07: Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures
This update requires expanded annual and interim disclosures for significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. This update will be effective for fiscal years beginning after December 15, 2023, and is to be applied retrospectively to all periods presented in the financial statements. Early adoption is permitted. As this accounting standard only impacts disclosures, it will not have a material impact on the Company's Consolidated Financial Statements.

ASU 2023-09: Income Taxes (Topic 740) - Improvements to Income Tax Disclosures
This update standardizes categories for the effective tax rate reconciliation, requires disaggregation of income taxes and additional income tax-related disclosures. This update is required to be effective for the Company for fiscal periods beginning after December 15, 2024. As this accounting standard only impacts disclosures, it will not have a material impact on the Company's Consolidated Financial Statements.

Cash equivalents

The Company classifies all highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents and all highly liquid investments with stated maturities of greater than three months from the date of purchase as current marketable securities. The Company has a policy of making investments only with commercial institutions that have at least an investment grade credit rating. The Company invests its cash primarily in government securities and obligations, corporate debt securities, money market funds and reverse repurchase agreements (RRAs).

RRAs are collateralized by deposits in the form of Government Securities and Obligations for an amount not less than 102% of their value. The Company does not record an asset or liability as the Company is not permitted to sell or repledge the associated collateral. The Company has a policy that the collateral has at least an A (or equivalent) credit rating. The Company utilizes a third party custodian to manage the exchange of funds and ensure that collateral received is maintained at 102% of the value of the RRAs on a daily basis. RRAs with stated maturities of greater than three months from the date of purchase are classified as marketable securities.

Investments

Investments classified as held to maturity investments are reported at amortized cost and realized gains or losses are reported in earnings. Investments classified as available-for-sale debt securities are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Available-for-sale securities available for current operations are classified as current assets; otherwise, they are classified as long term. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company reviews its investments for impairment and adjusts these investments to fair value through earnings, as required.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 8 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When certain events or changes in operating or economic conditions occur, an impairment assessment may be performed on the recoverability of the carrying value of these assets. If the asset is determined to be impaired, the loss is measured based on the difference between the asset's fair value and its carrying value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows.

Revenue recognition

The Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied; generally, this occurs with the transfer of control of the goods to customers. The Company's global payment terms are typically between 30 to 90 days. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns, discounts to customers and governmental clawback provisions are accounted for as variable consideration and recorded as a reduction in sales. The liability is recognized within Accrued rebates, returns, and promotions on the consolidated balance sheet.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including consideration of competitor pricing. Rebates are estimated based on contractual terms, historical experience, patient outcomes, trend analysis and projected market conditions in the various markets served. A significant portion of the liability related to rebates is from the sale of the Company's pharmaceutical products within the U.S., primarily the Managed Care, Medicare and Medicaid programs, which amounted to $11.5 billion and $9.6 billion as of December 31, 2023 and January 1, 2023, respectively. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third-party sell-through and market research data, as well as internally generated information.

Sales returns are estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The sales returns reserve is based on historical return trends by product and by market as a percent to gross sales. In accordance with the Company's accounting policies, the Company generally issues credit to customers for returned goods. The Company's sales returns reserves are accounted for in accordance with the U.S. GAAP guidance for revenue recognition when right of return exists. Sales returns reserves are recorded at full sales value. Sales returns in the Innovative Medicine segments are almost exclusively not resalable. Sales returns for certain franchises in the MedTech segment are typically resalable but are not material. The Company infrequently exchanges products from inventory for returned products. The sales returns reserve for the total Company has been less than 1.0% of annual net trade sales during each of the fiscal years 2023, 2022 and 2021.

Promotional programs, such as product listing allowances are recorded in the same period as related sales and include volume-based sales incentive programs. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. These arrangements are evaluated to determine the appropriate amounts to be deferred or recorded as a reduction of revenue. The Company also earns profit-share payments through collaborative arrangements of certain products, which are included in sales to customers. Profit-share payments were less than 2.0% of the total revenues in fiscal year 2023 and less than 3.0% of the total revenues in the fiscal years 2022 and 2021 and are included in sales to customers.

See Note 17 to the Consolidated Financial Statements for further disaggregation of revenue.

Shipping and handling

Shipping and handling costs incurred were $0.9 billion, $0.8 billion and $0.8 billion in fiscal years 2023, 2022 and 2021, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 1.0% of sales to customers for all periods presented.

Inventories

Inventories are stated at the lower of cost or net realizable value determined by the first-in, first-out method.

Intangible assets and goodwill

The authoritative literature on U.S. GAAP requires that goodwill and intangible assets with indefinite lives be assessed annually for impairment. The Company completed its annual impairment test for 2023 in the fiscal fourth quarter. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if warranted. Purchased in-process research and development is accounted for as an indefinite lived intangible asset until the underlying project is completed, at which point the intangible asset will be accounted for as a definite lived intangible asset. If warranted the purchased in-process research and development could be written off or partially impaired depending on the underlying program.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 5 for further details on Intangible Assets and Goodwill.

Financial instruments

As required by U.S. GAAP, all derivative instruments are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value, with Level 1 having the highest priority and Level 3 having the lowest. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions. See Note 6 for additional information on Financial Instruments.

Leases

The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Right of Use (ROU) Assets and Lease Liabilities for operating leases are included in Other assets, Accrued liabilities, and Other liabilities on the consolidated balance sheet. The ROU Assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease. Commitments under finance leases are not significant, and are included in Property, plant and equipment, Loans and notes payable, and Long-term debt on the consolidated balance sheet.

ROU Assets and Lease Liabilities are recognized at the lease commencement date based on the present value of all minimum lease payments over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, when the implicit rate is not readily determinable. Lease terms may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected the following policy elections on adoption: use of portfolio approach on leases of assets under master service agreements, exclusion of short term leases on the balance sheet, and not separating lease and non-lease components.

The Company primarily has operating lease for space, vehicles, manufacturing equipment and data processing equipment. The ROU asset pertaining to leases from continuing operation was $1.0 billion in both fiscal years 2023 and 2022. The lease liability from continuing operations was $1.1 billion in both fiscal years 2023 and 2022. The operating lease costs from continuing operations were $0.2 billion in fiscal years 2023, 2022 and 2021. Cash paid for amounts included in the measurement of lease liabilities from continuing operations were $0.2 billion in fiscal years 2023, 2022 and 2021.

Product liability

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information and actuarially determined estimates where applicable. The accruals are adjusted periodically as additional information becomes available. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. To the extent adverse verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

The Company has self insurance through a wholly-owned captive insurance company. In addition to accruals in the self insurance program, claims that exceed the insurance coverage are accrued when losses are probable and amounts can be reasonably estimated.

Research and development

Research and development expenses are expensed as incurred in accordance with ASC 730, Research and Development. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

The Company enters into collaborative arrangements, typically with other pharmaceutical or biotechnology companies, to develop and commercialize drug candidates or intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due from collaborative partners related to development activities are generally reflected as a reduction of research and development expense because the performance of contract development services is not central to the Company's operations. In general, the income statement presentation for these collaborations is as follows:

Nature/Type of Collaboration	Statement of Earnings Presentation
Third-party sale of product & profit share payments received	Sales to customers
Royalties/milestones paid to collaborative partner (post-regulatory approval)*	Cost of products sold
Royalties received from collaborative partner	Other income (expense), net
Upfront payments & milestones paid to collaborative partner (pre-regulatory approval)	Research and development expense
Research and development payments to collaborative partner	Research and development expense
Research and development payments received from collaborative partner or government entity	Reduction of Research and development expense

* Milestones are capitalized as intangible assets and amortized to cost of products sold over the useful life.

For all years presented, there was no individual project that represented greater than 5% of the total annual consolidated research and development expense.

The Company has a number of products and compounds developed in collaboration with strategic partners including XARELTO, co-developed with Bayer HealthCare AG and IMBRUVICA, developed in collaboration and co-marketed with Pharmacyclics LLC, an AbbVie company.

Separately, the Company has a number of licensing arrangements for products and compounds including DARZALEX, licensed from Genmab A/S.

Advertising

Costs associated with advertising are expensed in the year incurred and are included in selling, marketing and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and Internet advertising, were $0.5 billion, $0.7 billion and $1.2 billion in fiscal years 2023, 2022 and 2021, respectively.

Income taxes

Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future.

The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

In 2017, the United States enacted into law new U.S. tax legislation, the U.S. Tax Cuts and Jobs Act (TCJA). This law included provisions for a comprehensive overhaul of the corporate income tax code, including a reduction of the statutory corporate tax rate from 35% to 21%, effective on January 1, 2018. The TCJA included a provision for a tax on all previously undistributed earnings of U.S. companies located in foreign jurisdictions. Undistributed earnings in the form of cash and cash equivalents were taxed at a rate of 15.5% and all other earnings were taxed at a rate of 8.0%. This tax is payable over 8 years and will not accrue interest. These payments began in 2018 and will continue through 2025. The remaining balance at the end of the 2023 was approximately $4.5 billion, of which $2.5 billion is classified as noncurrent and reflected as "Long-term taxes payable" on the Company's balance sheet.

The TCJA also includes provisions for a tax on global intangible low-taxed income (GILTI). GILTI is described as the excess of a U.S. shareholder's total net foreign income over a deemed return on tangible assets, as provided by the TCJA. In January 2018, the FASB issued guidance that allows companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., "period cost") or provide for deferred tax assets and liabilities related to basis differences that exist and are expected to effect the amount of GILTI inclusion in future years upon reversal (i.e., "deferred method"). The Company has elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.

The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 from its international subsidiaries. The Company has not provided deferred taxes on the undistributed earnings subsequent to January 1, 2018 from certain international subsidiaries where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the U.S., the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $0.5 billion under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.

See Note 8 to the Consolidated Financial Statements for further information regarding income taxes.

Net earnings per share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, withholding taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. Actual results may or may not differ from those estimates.

The Company follows the provisions of U.S. GAAP when recording litigation related contingencies. A liability is recorded when a loss is probable and can be reasonably estimated. The best estimate of a loss within a range is accrued; however, if no estimate in the range is better than any other, the minimum amount is accrued.

Annual closing date

The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026.

2. Cash, cash equivalents and current marketable securities

At the end of the fiscal year 2023 and 2022, cash, cash equivalents and current marketable securities comprised:

(Dollars in Millions)	2023				
	Carrying Amount	Unrecognized Loss	Estimated Fair Value	Cash & Cash Equivalents	Current Marketable Securities
Cash	$3,340	—	3,340	3,340	—
Non-U.S. Sovereign Securities[1]	522	—	522	174	348
U.S. Reverse repurchase agreements	4,377	—	4,377	4,377	—
Corporate debt securities[1]	338	—	338	189	149
Money market funds	4,814	—	4,814	4,814	—
Time deposits[1]	662	—	662	662	—
Subtotal	**$14,053**	**—**	**14,053**	**13,556**	**497**
U.S. Gov't Securities	$8,562	—	8,562	8,259	303
U.S. Gov't Agencies	71	(1)	70	—	70
Other Sovereign Securities	5	—	5	1	4
Corporate and other debt securities	237	—	237	43	194
Subtotal available for sale[2]	**$8,875**	**(1)**	**8,874**	**8,303**	**571**
Total cash, cash equivalents and current marketable securities				**$21,859**	**1,068**

(Dollars in Millions)	2022				
	Carrying Amount	Unrecognized Loss	Estimated Fair Value	Cash & Cash Equivalents	Current Marketable Securities
Cash	$3,691	—	3,691	3,691	—
U.S. Reverse repurchase agreements	1,419	—	1,419	1,419	—
Corporate debt securities[1]	873	(1)	872	—	873
Money market funds	5,368	—	5,368	5,368	—
Time deposits[1]	443	—	443	443	—
Subtotal	**11,794**	**(1)**	**11,793**	**10,921**	**873**
U.S. Gov't Securities	$9,959	(28)	9,931	1,922	8,009
U.S. Gov't Agencies	210	(5)	205	—	205
Corporate and other debt securities	352	(1)	351	46	305
Subtotal available for sale[2]	**$10,521**	**(34)**	**10,487**	**1,968**	**8,519**
Total cash, cash equivalents and current marketable securities				**$12,889**	**9,392**

[1] Held to maturity investments are reported at amortized cost and realized gains or losses are reported in earnings.

[2] Available for sale debt securities are reported at fair value with unrealized gains and losses reported net of taxes in other comprehensive income.

Fair value of government securities and obligations and corporate debt securities were estimated using quoted broker prices and significant other observable inputs.

The contractual maturities of the available for sale debt securities at December 31, 2023 are as follows:

(Dollars in Millions)	Cost Basis	Fair Value
Due within one year	$8,865	8,864
Due after one year through five years	10	10
Due after five years through ten years	—	—
Total debt securities	**$8,875**	**8,874**

The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an investment grade credit rating.

3. Inventories

At the end of fiscal years 2023 and 2022, inventories comprised:

(Dollars in Millions)	2023	2022
Raw materials and supplies	$2,355	1,719
Goods in process	1,952	1,577
Finished goods	6,874	6,972
Total inventories	**$11,181**	**10,268**

4. Property, plant and equipment

At the end of fiscal years 2023 and 2022, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2023	2022
Land and land improvements	$795	784
Buildings and building equipment	12,375	11,470
Machinery and equipment	28,979	26,603
Construction in progress	5,627	4,677
Total property, plant and equipment, gross	**$47,776**	**43,534**
Less accumulated depreciation	27,878	25,552
Total property, plant and equipment, net	**$19,898**	**17,982**

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in fiscal years 2023, 2022 and 2021 was $70 million, $49 million and $49 million, respectively.

Depreciation expense, including the amortization of capitalized interest in fiscal years 2023, 2022 and 2021 was $2.6 billion, $2.4 billion and $2.4 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in earnings.

5. Intangible assets and goodwill

At the end of fiscal years 2023 and 2022, the gross and net amounts of intangible assets were:

(Dollars in Millions)	2023	2022
Intangible assets with definite lives:		
Patents and trademarks — gross	$40,417	39,388
Less accumulated amortization	(24,808)	(20,616)
Patents and trademarks — net	**$15,609**	**18,772**
Customer relationships and other intangibles — gross	$20,322	19,764
Less accumulated amortization	(12,685)	(11,363)
Customer relationships and other intangibles — net[(1)]	**$7,637**	**8,401**
Intangible assets with indefinite lives:		
Trademarks	$1,714	1,630
Purchased in-process research and development	9,215	9,686
Total intangible assets with indefinite lives	**$10,929**	**11,316**
Total intangible assets — net	**$34,175**	**38,489**

[(1)]   The majority is comprised of customer relationships

Goodwill as of December 31, 2023 and January 1, 2023, as allocated by segment of business, was as follows:

(Dollars in Millions)	Innovative Medicine	MedTech	Total
Goodwill at January 2, 2022	$10,580	14,856	25,436
Goodwill, related to acquisitions	—	11,056	11,056
Goodwill, related to divestitures	—	—	—
Currency translation/other	(396)	(49)	(445)
Goodwill at January 1, 2023	10,184	25,863	36,047
Goodwill, related to acquisitions	—	—	—
Goodwill, related to divestitures	—	—	—
Currency translation/other	223	288 *	511
Goodwill at December 31, 2023	$10,407	26,151	36,558

*Includes purchase price allocation adjustments for Abiomed

The weighted average amortization period for patents and trademarks is approximately 11 years. The weighted average amortization period for customer relationships and other intangible assets is approximately 19 years. The amortization expense of amortizable assets included in Cost of products sold was $4.5 billion, $3.9 billion and $4.2 billion before tax, for the fiscal years ended December 31, 2023, January 1, 2023 and January 2, 2022, respectively. Intangible asset write-downs are included in Other (income) expense, net.

The estimated amortization expense related to intangible assets for approved products, before tax, for the five succeeding years is approximately:

(Dollars in Millions)

2024	2025	2026	2027	2028
$4,300	3,500	2,900	2,300	1,600

See Note 18 to the Consolidated Financial Statements for additional details related to acquisitions and divestitures.

6. Fair value measurements

The Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany products and third-party purchases of materials denominated in a foreign currency. The Company uses cross currency interest rate swaps to manage currency risk primarily related to borrowings. Both types of derivatives are designated as cash flow hedges.

Additionally, the Company primarily uses interest rate swaps as an instrument to manage interest rate risk related to fixed rate borrowings. These derivatives are designated as fair value hedges. The Company uses cross currency interest rate swaps and forward foreign exchange contracts designated as net investment hedges. Additionally, the Company uses forward foreign exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward foreign exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

The Company does not enter into derivative financial instruments for trading or speculative purposes, or that contain credit risk related contingent features. The Company maintains credit support agreements (CSA) with certain derivative counterparties establishing collateral thresholds based on respective credit ratings and netting agreements. As of December 31, 2023 and January 1, 2023, the total amount of cash collateral paid by the Company under the CSA amounted to $4.0 billion and $0.8 billion net respectively, related to net investment and cash flow hedges. On an ongoing basis, the Company monitors counter-party credit ratings. The Company considers credit non-performance risk to be low, because the Company primarily enters into agreements with commercial institutions that have at least an investment grade credit rating. Refer to the table on significant financial assets and liabilities measured at fair value contained in this footnote for receivables and payables with these commercial institutions. As of December 31, 2023, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $42.9 billion, $39.7 billion and $10.0 billion, respectively. As of January 1, 2023, the Company had notional amounts outstanding for forward foreign exchange contracts, cross currency interest rate swaps and interest rate swaps of $41.5 billion, $36.2 billion and $10.0 billion, respectively.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The designation as a cash flow hedge is made at the entrance date of the derivative contract. At inception, all derivatives are expected to be highly effective. Foreign exchange contracts designated as cash flow hedges are accounted for under the forward method and all gains/losses associated with these contracts will be recognized in the income statement when the hedged item impacts earnings. Changes in the fair value of these derivatives are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction.

Gains and losses associated with interest rate swaps and changes in fair value of hedged debt attributable to changes in interest rates are recorded to interest expense in the period in which they occur. Gains and losses on net investment hedges are accounted through the currency translation account within accumulated other comprehensive income. The portion excluded from effectiveness testing is recorded through interest (income) expense using the spot method. On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued.

The Company designated its Euro denominated notes issued in May 2016 with due dates ranging from 2022 to 2035 as a net investment hedge of the Company's investments in certain of its international subsidiaries that use the Euro as their functional currency in order to reduce the volatility caused by changes in exchange rates.

As of December 31, 2023, the balance of deferred net loss on derivatives included in accumulated other comprehensive income was $377 million after-tax. For additional information, see the Consolidated Statements of Comprehensive Income and Note 13. The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months, excluding interest rate contracts and net investment hedges. The amount ultimately realized in earnings may differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.

The following table is a summary of the activity related to derivatives and hedges for the fiscal years ended December 31, 2023 and January 1, 2023, net of tax:

(Dollars in Millions)	December 31, 2023					January 1, 2023				
	Sales	Cost of Products Sold	R&D Expense	Interest (Income) Expense	Other (Income) Expense	Sales	Cost of Products Sold	R&D Expense	Interest (Income) Expense	Other (Income) Expense
The effects of fair value, net investment and cash flow hedging:										
Gain (Loss) on fair value hedging relationship:										
Interest rate swaps contracts:										
Hedged items	$—	—	—	(930)	—	—	—	—	(1,098)	—
Derivatives designated as hedging instruments	—	—	—	930	—	—	—	—	1,098	—
Gain (Loss) on net investment hedging relationship:										
Cross currency interest rate swaps contracts:										
Amount of gain or (loss) recognized in income on derivative amount excluded from effectiveness testing	$—	—	—	130	—	—	—	—	140	—
Amount of gain or (loss) recognized in AOCI	—	—	—	130	—	—	—	—	140	—
Gain (Loss) on cash flow hedging relationship:										
Forward foreign exchange contracts:										
Amount of gain or (loss) reclassified from AOCI into income	7	186	(37)	—	8	(72)	(271)	149	—	(23)
Amount of gain or (loss) recognized in AOCI	10	447	(18)	—	9	5	319	61	—	(113)
Cross currency interest rate swaps contracts:										
Amount of gain or (loss) reclassified from AOCI into income	—	—	—	275	—	—	—	—	425	—
Amount of gain or (loss) recognized in AOCI	$—	—	—	(156)	—	—	—	—	42	—

As of December 31, 2023 and January 1, 2023, the following amounts were recorded on the consolidated balance sheet related to cumulative basis adjustment for fair value hedges

Line item in the Consolidated Balance Sheet in which the hedged item is included	Carrying Amount of the Hedged Liability		Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Liability	
(Dollars in Millions)	December 31, 2023	January 1, 2023	December 31, 2023	January 1, 2023
Long-term Debt	$8,862	$8,665	$(1,216)	$(1,435)

The following table is the effect of derivatives not designated as hedging instrument for the fiscal years ended December 31, 2023 and January 1, 2023:

(Dollars in Millions)	Location of Gain /(Loss) Recognized in Income on Derivative	Gain/(Loss) Recognized In Income on Derivative	
Derivatives Not Designated as Hedging Instruments		December 31, 2023	January 1, 2023
Foreign Exchange Contracts	Other (income) expense	$(60)	94

The following table is the effect of net investment hedges for the fiscal years ended December 31, 2023 and January 1, 2023:

(Dollars in Millions)	Gain/(Loss) Recognized In Accumulated OCI		Location of Gain or (Loss) Reclassified from Accumulated Other Comprehensive Income Into Income	Gain/(Loss) Reclassified From Accumulated OCI Into Income	
	December 31, 2023	January 1, 2023		December 31, 2023	January 1, 2023
Debt	$(131)	197	Interest (income) expense	—	—
Cross Currency interest rate swaps	$642	766	Interest (income) expense	—	—

The Company holds equity investments with readily determinable fair values and equity investments without readily determinable fair values. The Company measures equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

The following table is a summary of the activity related to equity investments for the fiscal years ended December 31, 2023 and January 1, 2023:

	January 1, 2023			December 31, 2023	
(Dollars in Millions)	Carrying Value	Changes in Fair Value Reflected in Net Income[1]	Sales/ Purchases/ Other[2]	Carrying Value	Non Current Other Assets
Equity Investments with readily determinable value *	$576	(368)	4,265	4,473	4,473
Equity Investments without readily determinable value	$613	1	82	696	696

(Dollars in Millions)	January 2, 2022			January 1, 2023	
	Carrying Value	Changes in Fair Value Reflected in Net Income[1]	Sales/ Purchases/ Other[2]	Carrying Value	Non Current Other Assets
Equity Investments with readily determinable value	$1,884	(538)	(770)	576	576
Equity Investments without readily determinable value	$413	93	107	613	613

[1] Recorded in Other Income/Expense

[2] Other includes impact of currency

* Includes the 9.5% remaining stake in Kenvue and the $0.4 billion unfavorable change in fair value of the investment between separation date and the end of the fiscal year.

For the fiscal years ended December 31, 2023 and January 1, 2023 for equity investments without readily determinable market values, $1 million and $51 million, respectively, of the changes in fair value reflected in net income were the result of impairments. There were offsetting impacts of $27 million and $142 million, respectively, of changes in the fair value reflected in net income due to changes in observable prices and gains on the disposal of investments.

Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. In accordance with ASC 820, a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described below with Level 1 having the highest priority and Level 3 having the lowest.

The fair value of a derivative financial instrument (i.e., forward foreign exchange contracts, interest rate contracts) is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company's results of operations, cash flows or financial position. The Company also holds equity investments which are classified as Level 1 and debt securities which are classified as Level 2. The Company holds acquisition related contingent liabilities based upon certain regulatory and commercial events, which are classified as Level 3, whose values are determined using discounted cash flow methodologies or similar techniques for which the determination of fair value requires significant judgment or estimations.

The following three levels of inputs are used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Significant other observable inputs.

Level 3 — Significant unobservable inputs.

The Company's significant financial assets and liabilities measured at fair value as of the fiscal year ended December 31, 2023 and January 1, 2023 were as follows:

(Dollars in Millions)	2023				2022
	Level 1	Level 2	Level 3	Total	Total[1]
Derivatives designated as hedging instruments:					
Assets:					
Forward foreign exchange contracts	$—	539	—	539	629
Interest rate contracts [2]	—	988	—	988	1,534
Total	**$—**	**1,527**	**—**	**1,527**	**2,163**
Liabilities:					
Forward foreign exchange contracts	—	624	—	624	511
Interest rate contracts [2]	—	5,338	—	5,338	2,778
Total	**$—**	**5,962**	**—**	**5,962**	**3,289**
Derivatives not designated as hedging instruments:					
Assets:					
Forward foreign exchange contracts	$—	64	—	64	38
Liabilities:					
Forward foreign exchange contracts	—	75	—	75	68
Available For Sale Other Investments:					
Equity investments[3]	4,473	—	—	4,473	576
Debt securities[4]	—	8,874	—	8,874	10,487
Other Liabilities					
Contingent Consideration[5]	$		1,092	1,092	1,120

Gross to Net Derivative Reconciliation	2023	2022
(Dollars in Millions)		
Total Gross Assets	$1,591	2,201
Credit Support Agreements (CSA)	(1,575)	(2,176)
Total Net Asset	16	25
Total Gross Liabilities	6,037	3,357
Credit Support Agreements (CSA)	(5,604)	(3,023)
Total Net Liabilities	$433	334

Summarized information about changes in liabilities for contingent consideration is as follows:

(Dollars in Millions)	2023	2022	2021
Beginning Balance	$1,120	533	633
Changes in estimated fair value	29	(194)	(52)
Additions [6]	—	792	—
Payments/Other	(57)	(11)	(48)
Ending Balance [5]	$1,092	1,120	533

[1] 2022 assets and liabilities are all classified as Level 2 with the exception of equity investments of $576 million, which are classified as Level 1 and contingent consideration of $1,120 million, classified as Level 3.

[2] Includes cross currency interest rate swaps and interest rate swaps.

[3] Classified as non-current other assets.

[4] Classified as cash equivalents and current marketable securities.

[5] Includes $1,092 million, $1,116 million and $520 million, classified as non-current other liabilities as of December 31, 2023, January 1, 2023 and January 2, 2022, respectively. Includes $4 million and $13 million classified as current liabilities as of January 1, 2023 and January 2, 2022, respectively.

[6] In fiscal year 2022, the Company recorded $704 million of contingent consideration related to Abiomed.

See Notes 2 and 7 for financial assets and liabilities held at carrying amount on the Consolidated Balance Sheet.

7. Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2023	Effective Rate %	2022	Effective Rate %
6.73% Debentures due 2023	$—	—%	$250	6.73%
3.375% Notes due 2023	—	—	801	3.17
2.05% Notes due 2023	—	—	500	2.09
0.650% Notes due 2024 (750MM Euro 1.1090)[2]/(750MM Euro 1.0651)[3]	831 [2]	0.68	792 [3]	0.68
5.50% Notes due 2024 (500MM 1.2756 GBP)[2]/(500MM GBP 1.2037)[3]	637 [2]	6.75	600 [3]	6.75
2.625% Notes due 2025	750	2.63	749	2.63
0.55% Notes due 2025	950	0.57	918	0.57
2.46% Notes due 2026	1,997	2.47	1,996	2.47
2.95% Notes due 2027	900	2.96	877	2.96
0.95% Notes due 2027	1,419	0.96	1,394	0.96
1.150% Notes due 2028 (750MM Euro 1.1090)[2]/(750MM Euro 1.0651)[3]	828 [2]	1.21	794 [3]	1.21
2.90% Notes due 2028	1,497	2.91	1,496	2.91
6.95% Notes due 2029	298	7.14	298	7.14
1.30% Notes due 2030	1,630	1.30	1,607	1.30
4.95% Debentures due 2033	499	4.95	498	4.95
4.375% Notes due 2033	854	4.24	854	4.24
1.650% Notes due 2035 (1.5B Euro 1.1090)[2]/(1.5B Euro 1.0651)[3]	1,652 [2]	1.68	1,591 [3]	1.68
3.587% Notes due 2036	864	3.59	842	3.59
5.95% Notes due 2037	994	5.99	993	5.99
3.625% Notes due 2037	1,357	3.64	1,336	3.64
5.85% Debentures due 2038	697	5.85	697	5.85
3.400% Notes due 2038	993	3.42	992	3.42
4.50% Debentures due 2040	541	4.63	540	4.63
2.10% Notes due 2040	849	2.14	828	2.14
4.85% Notes due 2041	297	4.89	297	4.89
4.50% Notes due 2043	496	4.52	496	4.52
3.73% Notes due 2046	1,977	3.74	1,976	3.74
3.75% Notes due 2047	832	3.76	812	3.76
3.500% Notes due 2048	743	3.52	743	3.52
2.250% Notes due 2050	826	2.29	808	2.29
2.450% Notes due 2060	1,073	2.49	1,055	2.49
Other	69	—	7	—
Subtotal	**27,350** [4]	**2.98%** [1]	**28,437** [4]	**3.04%** [1]
Less current portion	1,469		1,551	
Total long-term debt	**$25,881**		**$26,886**	

[1] Weighted average effective rate.

Translation rate at December 31, 2023.

Translation rate at January 1, 2023.

(4) The excess of the carrying value over the fair value of debt was $1.0 billion and $1.6 billion at the end of fiscal year 2023 and fiscal year 2022, respectively.

Fair value of the long-term debt was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs.

The Company has access to substantial sources of funds at numerous banks worldwide. In September 2023, the Company secured a new 364-day Credit Facility of $10 billion, which expires on September 5, 2024. The Company early terminated the additional 364-day revolving Credit Facility of $10 billion, which had an expiration of November 21, 2023. Interest charged on borrowings under the credit line agreement is based on either the Term SOFR Reference Rate or other applicable market rates as allowed under the terms of the agreement, plus applicable margins. Commitment fees under the agreements are not material.

Throughout fiscal years 2023 and 2022, the Company continued to have access to liquidity through the commercial paper market. Short-term borrowings and the current portion of long-term debt amounted to approximately $3.5 billion and $12.8 billion at the end of fiscal years 2023 and 2022, respectively. The current portion of the long term debt was $1.5 billion and $1.6 billion in 2023 and 2022, respectively, and the remainder is commercial paper and local borrowing by international subsidiaries.

The current debt balance as of December 31, 2023 includes $2.0 billion of commercial paper which has a weighted average interest rate of 5.37% and a weighted average maturity of approximately two months. The current debt balance as of January 1, 2023 includes $11.2 billion of commercial paper which has a weighted average interest rate of 4.23% and a weighted average maturity of approximately two months.

Aggregate maturities of long-term debt obligations commencing in 2024 are:

(Dollars in Millions)

2024	2025	2026	2027	2028	After 2028
$1,469	1,700	1,997	2,320	2,325	17,539

8. Income taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2023	2022	2021
Currently payable:			
U.S. taxes	$2,705	2,274	1,338
International taxes	3,090	2,295	2,069
Total currently payable	5,795	4,569	3,407
Deferred:			
U.S. taxes	(3,440)	(1,990)	565
International taxes	(619)	410	(2,595)
Total deferred	(4,059)	(1,580)	(2,030)
Provision for taxes on income	**$1,736**	**2,989**	**1,377**

A comparison of income tax expense at the U.S. statutory rate of 21% in fiscal years 2023, 2022 and 2021, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2023	2022	2021
U.S.	$(2,033)	4,606	4,275
International	17,095	14,753	14,903
Earnings before taxes on income:	$15,062	19,359	19,178
Tax rates:			
U.S. statutory rate	21.0%	21.0	21.0
International operations[1]	(8.1)	(5.0)	(19.1)
U.S. Tax Settlements	(3.0)	—	—
U.S. taxes on international income[2]	(0.3)	(1.1)	8.9
Tax benefits from loss on capital assets	—	—	(1.6)
Tax benefits on share-based compensation	(0.8)	(1.4)	(1.2)
All other	2.7	1.9	(0.8)
Effective Rate	11.5%	15.4	7.2

[1] International operations reflect the impacts of operations in jurisdictions with statutory tax rates different than the U.S., particularly Ireland, Switzerland, Belgium and Puerto Rico, which is a favorable impact on the effective tax rate as compared with the U.S. statutory rate.

[2] Includes the impact of the GILTI tax, the Foreign-Derived Intangible Income deduction and other foreign income that is taxable under the U.S. tax code. The 2023 and 2022 amount includes the impact of certain provisions of the 2017 TCJA that became effective in fiscal 2022. The 2023 amount includes the impact of certain foreign subsidiaries deferred tax remeasurements for legislative elections and the 2021 amounts include the reorganization of international subsidiaries further described below.

The fiscal year 2023 effective tax rate decreased 3.9% as compared to the fiscal year 2022 effective tax rate as the Company recorded certain non-recurring favorable tax items in fiscal year 2023 when compared to the prior fiscal year.

In the fiscal fourth quarter of 2023, the Company settled the U.S. Internal Revenue Service audit for tax years 2013 through 2016 which resulted in a favorable impact to the rate of 3.0%. This settlement was partially offset by the Company recording a $0.4 billion decrease in expected U.S. foreign tax credits, an unfavorable effective rate impact of 2.6%, which has been reflected as a current tax expense in U.S. taxes on international income on the Company's effective tax rate reconciliation.

In the fiscal year 2023, the Company had certain non-recurring impacts as a result of legislative tax elections made in certain international subsidiaries which resulted in a change in the Company's tax basis in certain assets resulting in deferred tax re-measurements. The net impact of these non-recurring items is a net benefit of 3.4% to the Company's annual effective tax rate, comprised of the following items:

- approximately $0.3 billion of tax benefit on local deferred tax assets to record the remeasurement of the increased tax basis, this benefit has been reflected as International operations on the Company's effective tax rate reconciliation. This benefit was offset by approximately $0.1 billion of U.S. deferred tax expense on the GILTI deferred tax liability resulting from the remeasurement of these deferred tax assets. This has been reflected in the "U.S. tax on international income" on the Company's effective tax rate reconciliation.

- approximately $0.3 billion of U.S. deferred tax benefit on the GILTI deferred tax as a result of an international subsidiary making an election to change the treatment of a local deferred tax asset to a refundable tax credit. This has been reflected in the U.S. taxes on international income on the Company's effective tax rate reconciliation.

The Company's 2023 and 2022 tax rates benefited from certain provisions of the Tax Cuts and Jobs Act of 2017 that became effective in fiscal 2022. The Company also had lower income in higher tax jurisdictions vs. fiscal year 2022, primarily in the U.S. where the Company recorded an approximately $7.0 billion charge related to talc matters in the United States at an effective tax rate of 21.1% (for further information see Note 19 to the Consolidated Financial Statements).

The fiscal year 2022 effective tax rate increased 8.2% as compared to the fiscal year 2021 effective tax rate as the Company recorded certain non-recurring favorable tax items in fiscal year 2021 which resulted in an unfavorable impact to the Company's fiscal 2022 effective tax rate when compared to the prior fiscal year. These items are described below. The Company's 2022 tax rate also benefited from the impairment of bermekimab for AD IPR&D and changes in the fair value of securities in the Company's investment portfolio, both recorded at the U.S. statutory rate.

In the fiscal year 2021, the Company reorganized the ownership structure of certain wholly-owned international subsidiaries. As part of this reorganization, the Company increased the tax basis of certain assets to fair value in accordance with applicable local regulations. The net impact of this restructuring was approximately $0.6 billion net benefit or 3.2% benefit to the Company's annual effective tax rate, comprised of the following items:

- approximately $2.3 billion of local deferred tax assets to record the remeasurement of the tax basis of these assets to fair value, this benefit has been reflected as International operations on the Company's effective tax rate reconciliation.

- approximately $1.7 billion of U.S. deferred tax expense relating to the GILTI deferred tax liability resulting from the remeasurement of these deferred tax assets. This expense has been reflected as U.S. taxes on international income on the Company's effective tax rate reconciliation.

Also, in the fiscal fourth quarter of 2021, the Company recognized a loss on certain U.S. affiliates related to the previously impaired book value of certain intangibles, which reduced the 2021 effective tax rate by approximately 1.6% which is reflected as a Tax benefits from loss on capital assets on the effective tax rate reconciliation. Additionally other fiscal 2021 impacts to the rate were primarily driven by litigation and acquisition related items as follows:

- the Company accrued additional legal expenses, of approximately $1.6 billion for talc at an effective tax rate of 23.5% and $0.8 billion for Risperdal Gynecomastia settlements at an effective tax rate of 16.4% (See Note 19 to the Consolidated Financial Statements for more details).

- the Company recorded a partial IPR&D charge of $0.9 billion for the Ottava intangible asset (acquired with the Auris Health acquisition in 2019) at an effective rate of 22.4%.

Temporary differences and carryforwards at the end of fiscal years 2023 and 2022 were as follows:

(Dollars in Millions)	2023 Deferred Tax Asset	2023 Deferred Tax Liability	2022 Deferred Tax Asset	2022 Deferred Tax Liability
Employee related obligations	$586		685	
Stock based compensation	686		632	
Depreciation of property, plant and equipment		(902)		(845)
Goodwill and intangibles		(1,252)		(1,737)
R&D capitalized for tax	3,595		2,611	
Reserves & liabilities	3,816		2,733	
Income reported for tax purposes[1]	359		2,026	
Net realizable operating loss carryforwards[2]	996		1,319	
Undistributed foreign earnings	1,801	(1,695)	1,517	(1,604)
Global intangible low-taxed income		(2,731)		(3,628)
Miscellaneous international	831		861	(66)
Miscellaneous U.S.		(4)	452	
Total deferred income taxes	$12,670	(6,584)	12,836	(7,880)

[1] In fiscal 2023, the Company changed the presentation of income taxes accrued on intercompany profits on inventory still owned by the Company as part of "Prepaid expenses and other" on the Consolidated Balance Sheet.

[2] Net of valuation allowances of $1.1 billion and $0.8 billion in 2023 and 2022. The change in the valuation allowance from 2022 to 2023 was driven by approximately $0.1 billion from acquisition related activity and the remainder was due to normal operations during the fiscal year.

The Company has wholly-owned international subsidiaries that have cumulative net losses. The Company believes that it is more likely than not that these subsidiaries will generate future taxable income sufficient to utilize these deferred tax assets. However, in certain jurisdictions, valuation allowances have been recorded against deferred tax assets for loss carryforwards that are not more likely than not to be realized.

The following table summarizes the activity related to unrecognized tax benefits for continuing operations:

(Dollars in Millions)	2023	2022	2021
Beginning of year	$3,716	3,210	3,260
Increases related to current year tax positions	239	523	242
Increases related to prior period tax positions	244	143	23
Decreases related to prior period tax positions	(781)	(148)	(128)
Settlements	(880)	(1)	(187)
Lapse of statute of limitations	(53)	(11)	—
End of year	$2,485	3,716	3,210

As of December 31, 2023 the Company had approximately $2.5 billion of unrecognized tax benefits. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities.

With respect to the United States the Internal Revenue Service has completed its audit for all tax years through 2016.

In other major jurisdictions where the Company conducts business, the years that remain open to tax audits go back to the year 2008. The Company believes it is possible that some tax audits may be completed over the next twelve months by taxing authorities in some jurisdictions, including in the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any other future tax payments or change in uncertain tax positions, if any.

The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $99 million, $136 million and $42 million in fiscal years 2023, 2022 and 2021, respectively. The total amount of accrued interest was $264 million and $637 million in fiscal years 2023 and 2022, respectively.

9. Employee related obligations

At the end of fiscal 2023 and fiscal 2022, employee related obligations recorded on the Consolidated Balance Sheets were:

(Dollars in Millions)	2023	2022
Pension benefits	$3,129	2,475
Postretirement benefits	1,963	1,728
Postemployment benefits	2,527	2,832
Deferred compensation	68	100
Total employee obligations	7,687	7,135
Less current benefits payable	538	593
Employee related obligations — non-current	$7,149	6,542

Prepaid employee related obligations of $4,992 million and $4,581 million for 2023 and 2022, respectively, are included in Other assets on the Consolidated Balance Sheets.

10. Pensions and other benefit plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides post-retirement benefits, primarily healthcare, to all eligible U.S. retired employees and their dependents.

Many international employees are covered by government-sponsored programs and the cost to the Company is not significant.

In the U.S, non-union pension benefits for employees hired before January 1, 2015 are primarily based on the employee's compensation during the last five years before retirement and the number of years of service (the Final Average Pay formula). U.S. pension benefits for employees hired after 2014, are calculated using a different formula based on employee compensation over total years of service (the Retirement Value formula).

In January 2021, the Company announced that, effective on January 1, 2026, all eligible U.S. non-union employees, regardless of hire date, will earn benefits under the Retirement Value formula. This amendment does not affect the benefits accrued under the Final Average Pay formula for service before January 1, 2026.

International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

The Company does not fund retiree healthcare benefits in advance and has the right to modify these plans in the future.

In 2023 and 2022 the Company used December 31, 2023 and December 31, 2022, respectively, as the measurement date for all U.S. and international retirement and other benefit plans.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2023, 2022 and 2021 include the following components:

(Dollars in Millions)	Retirement Plans			Other Benefit Plans		
	2023	2022	2021	2023	2022	2021
Service cost	$893	1,319	1,412	264	320	309
Interest cost	1,437	908	768	214	104	80
Expected return on plan assets	(2,716)	(2,756)	(2,644)	(7)	(8)	(7)
Amortization of prior service cost	(184)	(184)	(181)	(2)	(5)	(31)
Recognized actuarial losses (gains)	(199)	650	1,251	23	122	151
Curtailments and settlements	93	1	1	(5)	—	—
Net periodic benefit cost (credit)	$(676)	(62)	607	487	533	502

The service cost component of net periodic benefit cost is presented in the same line items on the Consolidated Statement of Earnings where other employee compensation costs are reported, including Cost of products sold, Research and development expense, Selling, marketing and administrative expenses, and Net earnings from discontinued operations, net of taxes if related to the separation of Kenvue. All other components of net periodic benefit cost are presented as part of Other (income) expense, net on the Consolidated Statement of Earnings, with the exception of certain amounts for curtailments and settlements, which are reported in Net earnings from discontinued operations, net of taxes if related to the separation of Kenvue (as noted above).

Unrecognized gains and losses for the U.S. pension plans are amortized over the average remaining future service for each plan. For plans with no active employees, they are amortized over the average life expectancy. The amortization of gains and losses for the other U.S. benefit plans is determined by using a 10% corridor of the greater of the market value of assets or the accumulated postretirement benefit obligation. Total unamortized gains and losses in excess of the corridor are amortized over the average remaining future service.

Prior service costs/benefits for the U.S. pension plans are amortized over the average remaining future service of plan participants at the time of the plan amendment. Prior service cost/benefit for the other U.S. benefit plans is amortized over the average remaining service to full eligibility age of plan participants at the time of the plan amendment.

The following table represents the weighted-average actuarial assumptions:

	Retirement Plans			Other Benefit Plans		
Worldwide Benefit Plans	**2023**	**2022**	**2021**	**2023**	**2022**	**2021**
Net Periodic Benefit Cost						
Service cost discount rate	4.85%	2.46	2.14	5.40	2.59	2.09
Interest cost discount rate	5.25%	2.80	2.34	5.43	2.64	2.33
Rate of increase in compensation levels	3.71%	4.02	4.01	4.22	4.21	4.25
Expected long-term rate of return on plan assets	7.21%	7.25	7.71			
Benefit Obligation						
Discount rate	4.58%	5.01	2.49	5.11	5.42	2.68
Rate of increase in compensation levels	3.69%	4.00	4.01	4.22	4.21	4.21

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities. The Company's methodology in determining service and interest cost uses duration specific spot rates along that yield curve to the plans' liability cash flows.

The expected rates of return on plan asset assumptions represent the Company's assessment of long-term returns on diversified investment portfolios globally. The assessment is determined using projections from external financial sources, long-term historical averages, actual returns by asset class and the various asset class allocations by market.

The following table displays the assumed healthcare cost trend rates, for all individuals:

Healthcare Plans	**2023**	**2022**
Healthcare cost trend rate assumed for next year	13.90% *	5.96%
Rate to which the cost trend rate is assumed to decline (ultimate trend)	4.00%	3.99%
Year the rate reaches the ultimate trend rate	2048	2047

*excludes ongoing negotiations regarding healthcare cost with service providers

The following table sets forth information related to the benefit obligation and the fair value of plan assets at fiscal year-end 2023 and 2022 for the Company's defined benefit retirement plans and other post-retirement plans:

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	**2023**	**2022**	**2023**	**2022**
Change in Benefit Obligation				
Projected benefit obligation — beginning of year	$29,390	41,272	4,192	4,874
Service cost	893	1,319	264	320
Interest cost	1,437	908	214	104
Plan participant contributions	73	67	—	—
Amendments	(6)	7	—	—
Actuarial (gains) losses[1]	2,068	(12,159)	469	(704)
Divestitures & acquisitions[2]	(352)	—	1	—
Curtailments, settlements & restructuring	(238)	(7)	(332)	—
Benefits paid from plan[3]	(2,122)	(1,220)	(702)	(393)
Effect of exchange rates	601	(797)	2	(9)
Projected benefit obligation — end of year	**$31,744**	**29,390**	**4,108**	**4,192**

Change in Plan Assets				
Plan assets at fair value — beginning of year	$31,496	41,909	78	102
Actual return (loss) on plan assets	3,951	(8,663)	16	(17)
Company contributions	268	261	694	386
Plan participant contributions	73	67	—	—
Settlements	(176)	(5)	—	—
Divestitures & acquisitions[2]	(509)	—	—	—
Benefits paid from plan assets[3]	(2,122)	(1,220)	(702)	(393)
Effect of exchange rates	626	(853)	—	—
Plan assets at fair value — end of year	$33,607	31,496	86	78
Funded status — end of year	$1,863	2,106	(4,022)	(4,114)
Amounts Recognized in the Company's Balance Sheet consist of the following:				
Non-current assets	$4,992	4,581	—	—
Current liabilities	(119)	(127)	(416)	(461)
Non-current liabilities	(3,010)	(2,348)	(3,606)	(3,653)
Total recognized in the consolidated balance sheet — end of year	$1,863	2,106	(4,022)	(4,114)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:				
Net actuarial loss	$4,962	3,948	354	239
Prior service cost (credit)	(1,236)	(1,417)	(6)	(7)
Unrecognized net transition obligation	—	—	—	
Total before tax effects	$3,726	2,531	348	232
Accumulated Benefit Obligations — end of year	$30,139	27,797		

[1] The actuarial (gains)/losses for retirement plans in 2023 and 2022 were primarily driven by changes in the discount rates.

[2] Primarily driven by the Kenvue separation.

[3] Includes approximately $800 million transferred to a group annuity contract issued by a third-party insurer for the U.S. Salaried Pension Plan.

	Retirement Plans		Other Benefit Plans	
(Dollars in Millions)	2023	2022	2023	2022
Amounts Recognized in Net Periodic Benefit Cost and Other Comprehensive Income				
Net periodic benefit cost (credit)	$(676)	(62)	487	533
Net actuarial (gain) loss	711	(793)	136	(751)
Amortization of net actuarial loss	199	(655)	(22)	(121)
Prior service cost (credit)	(2)	7	—	—
Amortization of prior service (cost) credit	185	183	2	5
Effect of exchange rates	103	(140)	—	(1)
Total loss/(income) recognized in other comprehensive income, before tax	$1,195	(1,398)	116	(868)
Total recognized in net periodic benefit cost and other comprehensive income	$519	(1,460)	603	(335)

The Company plans to continue to fund its U.S. Qualified Plans to comply with the Pension Protection Act of 2006. International Plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently, the Company has several pension plans that are not funded.

In 2023, the Company contributed $135 million and $133 million to its U.S. and international pension plans, respectively.

The following table displays the funded status of the Company's U.S. Qualified & Non-Qualified pension plans and international funded and unfunded pension plans at December 31, 2023 and December 31, 2022, respectively:

| | U.S. Plans | | | | International Plans | | | |
| | Qualified Plans | | Non-Qualified Plans | | Funded Plans | | Unfunded Plans | |
(Dollars in Millions)	2023	2022	2023	2022	2023	2022	2023	2022
Plan Assets	$22,298	20,937	—	—	11,309	10,559	—	—
Projected Benefit Obligation	19,152	18,394	2,037	1,937	10,431	8,982	124	77
Accumulated Benefit Obligation	18,557	17,696	1,982	1,872	9,498	8,166	102	63
Over (Under) Funded Status								
Projected Benefit Obligation	$3,146	2,543	(2,037)	(1,937)	878	1,577	(124)	(77)
Accumulated Benefit Obligation	3,741	3,241	(1,982)	(1,872)	1,811	2,393	(102)	(63)

Plans with accumulated benefit obligations in excess of plan assets have an accumulated benefit obligation, projected benefit obligation and plan assets of $5.8 billion, $6.1 billion and $3.1 billion, respectively, at the end of 2023, and $2.7 billion, $2.7 billion and $0.3 billion, respectively, at the end of 2022.

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)	2024	2025	2026	2027	2028	2029-2033
Projected future benefit payments						
Retirement plans	$1,481	1,473	1,549	1,647	1,745	10,133
Other benefit plans	$427	438	396	411	428	2,360

The following table displays the projected future minimum contributions to the unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2024	2025	2026	2027	2028	2029-2033
Projected future contributions	$122	126	133	139	145	787

Each pension plan is overseen by a local committee or board that is responsible for the overall administration and investment of the pension plans. In determining investment policies, strategies and goals, each committee or board considers factors including, local pension rules and regulations; local tax regulations; availability of investment vehicles (separate accounts, commingled accounts, insurance funds, etc.); funded status of the plans; ratio of actives to retirees; duration of liabilities; and other relevant factors including: diversification, liquidity of local markets and liquidity of base currency. A majority of the Company's pension funds are open to new entrants and are expected to be on-going plans. Permitted investments are primarily liquid and/or listed, with little reliance on illiquid and non-traditional investments such as hedge funds.

The Company's retirement plan asset allocation at the end of 2023 and 2022 and target allocations for 2024 are as follows:

	Percent of Plan Assets		Target Allocation
	2023	**2022**	**2024**
Worldwide Retirement Plans			
Equity securities	58%	62%	58%
Debt securities	42	38	42
Total plan assets	**100%**	**100%**	**100%**

Determination of fair value of plan assets

The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation hierarchy

The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest.

The Net Asset Value (NAV) is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for the investments measured at fair value.

- *Short-term investment funds* — Cash and quoted short-term instruments are valued at the closing price or the amount held on deposit by the custodian bank. Other investments are through investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is a quoted price in a market that is not active and classified as Level 2.

- *Government and agency securities* — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for a security are not available in an active market, they are classified as Level 2.

- *Debt instruments* — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.

- *Equity securities* — Equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.

- *Commingled funds* — These investment vehicles are valued using the NAV provided by the fund administrator. Assets in the Level 2 category have a quoted market price.

- *Other assets* — Other assets are represented primarily by limited partnerships. These investment vehicles are valued using the NAV provided by the fund administrator. Other assets that are exchange listed and actively traded are classified as Level 1, while inactively traded assets are classified as Level 2.

The following table sets forth the Retirement Plans' investments measured at fair value as of December 31, 2023 and December 31, 2022:

(Dollars in Millions)	Quoted Prices in Active Markets for Identical Assets (Level 1) 2023	2022	Significant Other Observable Inputs (Level 2) 2023	2022	Significant Unobservable Inputs[1] (Level 3) 2023	2022	Investments Measured at Net Asset Value 2023	2022	Total Assets 2023	2022
Short-term investment funds	$12	26	829	13	—	—	—	—	841	39
Government and agency securities	—	—	5,985	5,863	—	—	—	—	5,985	5,863
Debt instruments	—	—	3,899	3,681	—	—	—	—	3,899	3,681
Equity securities	7,764	8,846	—	2	—	—	—	—	7,764	8,848
Commingled funds	—	—	4,967	4,362	43	56	6,672	6,096	11,682	10,514
Other assets	—	—	49	33	92	12	3,295	2,506	3,436	2,551
Investments at fair value	**$7,776**	**8,872**	**15,729**	**13,954**	**135**	**68**	**9,967**	**8,602**	**33,607**	**31,496**

[1] The activity for the Level 3 assets is not significant for all years presented.

The Company's Other Benefit Plans are unfunded except for U.S. commingled funds (Level 2) of $86 million and $78 million at December 31, 2023 and December 31, 2022, respectively.

The fair value of Johnson & Johnson Common Stock directly held in plan assets was $14 million (0.0% of total plan assets) at December 31, 2023 and $21 million (0.1% of total plan assets) at December 31, 2022.

11. Savings plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which the employee is eligible. Total Company matching contributions to the plans were $263 million, $257 million and $239 million in fiscal years 2023, 2022 and 2021, respectively.

12. Capital and treasury stock

Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock Shares in Thousands)	Treasury Stock Shares	Amount
Balance at January 3, 2021	487,331	$38,490
Employee compensation and stock option plans	(17,399)	(2,847)
Repurchase of common stock	20,946	3,456
Balance at January 2, 2022	490,878	39,099
Employee compensation and stock option plans	(20,007)	(3,440)
Repurchase of common stock	35,375	6,035
Balance at January 1, 2023	506,246	41,694
Employee compensation and stock option plans	(15,521)	(2,529)
Repurchase of common stock	31,085	5,079
Kenvue share exchange (Note 21)	190,955	31,418
Balance at December 31, 2023	712,765	$75,662

Aggregate shares of common stock issued were approximately 3,119,843,000 shares at the end of fiscal years 2023, 2022 and 2021.

Cash dividends paid were $4.70 per share in fiscal year 2023, compared with dividends of $4.45 per share in fiscal year 2022, and $4.19 per share in fiscal year 2021.

On January 2, 2024, the Board of Directors declared a regular cash dividend of $1.19 per share, payable on March 5, 2024 to shareholders of record as of February 20, 2024.

On September 14, 2022, the Company announced that its Board of Directors approved a share repurchase program, authorizing the Company to purchase up to $5.0 billion of the Company's shares of common stock. The repurchase program was completed during the fiscal first quarter of 2023.

13. Accumulated other comprehensive income (loss)

Components of other comprehensive income (loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Gain/ (Loss) On Securities	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedges	Total Accumulated Other Comprehensive Income (Loss)
January 3, 2021	$(8,938)	1	(6,957)	652	(15,242)
Net 2021 changes	(1,079)	(4)	4,255	(988)	2,184
January 2, 2022	(10,017)	(3)	(2,702)	(336)	(13,058)
Net 2022 changes	(1,796)	(24)	1,805	106	91
January 1, 2023	(11,813)	(27)	(897)	(230)	(12,967)
Net 2023 changes	(3,221)	26	(1,399)	(147)	(4,741)
Kenvue Separation/IPO	4,885		296 *		5,181
December 31, 2023	$(10,149)	(1)	(2,000)	(377)	(12,527)

Amounts in accumulated other comprehensive income are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international subsidiaries. For additional details on comprehensive income see the Consolidated Statements of Comprehensive Income.

Details on reclassifications out of Accumulated Other Comprehensive Income:

Gain/(Loss) On Securities - reclassifications released to Other (income) expense, net.

Employee Benefit Plans - reclassifications are included in net periodic benefit cost. See Note 10 for additional details.

Gain/(Loss) On Derivatives & Hedges - reclassifications to earnings are recorded in the same account as the hedged transaction. See Note 6 for additional details.

* Includes impact of curtailments and settlements in connection with separation from Kenvue.

14. International currency translation

For translation of its subsidiaries operating in non-U.S. Dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency. For the majority of the Company's subsidiaries the local currency is the functional currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. The other current and non-current assets line within the Statement of Cash flows includes the impact of foreign currency translation. This equity account includes the results of translating certain balance sheet assets and liabilities at current exchange rates and some accounts at historical rates, except for those located in highly inflationary economies (Argentina and Venezuela). Beginning in the fiscal second quarter of 2022, the Company also accounted for operations in Turkey as highly inflationary. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.

A rollforward of the changes during fiscal years 2023, 2022 and 2021 for foreign currency translation adjustments is included in Note 13.

Net currency transaction gains and losses included in Other (income) expense were losses of $366 million, $286 million and $216 million in fiscal years 2023, 2022 and 2021, respectively.

15. Earnings per share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 31, 2023, January 1, 2023 and January 2, 2022:

(In Millions Except Per Share Amounts)	2023	2022	2021
Basic net earnings per share from continuing operations	$5.26	6.23	6.76
Basic net earnings per share from discontinued operations	8.62	0.60	1.17
Total net earnings per share - basic	13.88	6.83	7.93
Average shares outstanding — basic	2,533.5	2,625.2	2,632.1
Potential shares exercisable under stock option plans	94.1	140.1	138.0
Less: shares repurchased under treasury stock method	(67.2)	(101.4)	(96.1)
Adjusted average shares outstanding — diluted	2,560.4	2,663.9	2,674.0
Diluted net earnings per share from continuing operations	5.20	6.14	6.66
Diluted net earnings per share from discontinuing operations	8.52	0.59	1.15
Total net earnings per share - diluted	$13.72	6.73	7.81

The diluted net earnings per share calculation for fiscal year 2023 excluded 43 million shares related to stock options, as the exercise price of these options was greater than the average market value of the Company's stock.

The diluted net earnings per share calculation for the fiscal years 2022 and 2021 included all shares related to stock options, as the exercise price of these options was less than the average market value of the Company's stock.

16. Common stock, stock option plans and stock compensation agreements

At December 31, 2023, the Company had one stock-based compensation plan. The shares outstanding are for contracts under the Company's 2012 Long-Term Incentive Plan and the 2022 Long-Term Incentive Plan. The 2012 Long-Term Incentive Plan expired on April 26, 2022. All awards (stock options, restricted shares units and performance share units) granted subsequent to that date were under the 2022 Long-Term Incentive Plan. Under the 2022 Long-Term Incentive Plan, the Company may issue up to 150 million shares of common stock, of which up to 110 million shares of common stock may be issued subject to stock options or stock appreciation rights and up to 40 million shares of common stock may be issued subject to full value awards. Awards will generally be counted on a 1-for-1 basis against the share reserve, provided that if more than 40 million full value awards are granted, each full value award in excess of 40 million will be counted on a 5-for-1 basis against the share reserve. Shares available for future grants under the 2022 Long-Term Incentive Plan were 130 million at the end of fiscal year 2023.

The compensation cost that has been charged against income for these plans was $1,087 million, $1,028 million and $1,038 million for fiscal years 2023, 2022 and 2021, respectively. The total income tax benefit recognized in the income statement for share-based compensation costs was $221 million, $177 million and $199 million for fiscal years 2023, 2022 and 2021, respectively. The Company also recognized additional income tax benefits of $126 million, $267 million and $213 million for fiscal years 2023, 2022 and 2021, respectively, for which options were exercised or restricted shares were vested. The total unrecognized compensation cost was $907 million, $866 million and $775 million for fiscal years 2023, 2022 and 2021, respectively. The weighted average period for this cost to be recognized was 1.80 years, 1.80 years and 1.78 years for fiscal years 2023, 2022, and 2021, respectively. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

The Company settles employee benefit equity issuances with treasury shares. Treasury shares are replenished through market purchases throughout the year for the number of shares used to settle employee benefit equity issuances.

Stock options

Stock options expire 10 years from the date of grant and vest over service periods that range from 6 months to 4 years. Options granted under the 2012 Long-Term Incentive Plan were granted at the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on the date of grant. Options granted under the 2022 Long-Term incentive Plan were granted at the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. For 2023, 2022, and 2021 grants, expected volatility represents a blended rate of 10-year weekly historical overall volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. For all grants, historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

The average fair value of options granted was $27.85, $23.23 and $20.86, in fiscal years 2023, 2022 and 2021, respectively. The fair value was estimated based on the weighted average assumptions of:

	2023	2022	2021
Risk-free rate	3.74%	1.98%	0.83%
Expected volatility	17.69%	18.00%	18.59%
Expected life (in years)	7.0	7.0	7.0
Expected dividend yield	2.90%	2.70%	2.50%

A summary of option activity under the Plan as of December 31, 2023, is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at January 1, 2023	118,672	$134.95	$4,949
Options granted	16,320	162.75	
Options exercised	(12,386)	109.48	
Options canceled/forfeited*	(10,368)	155.62	
Shares at December 31, 2023	**112,238**	**$139.88**	**$2,239**

The total intrinsic value of options exercised was $729 million, $1,228 million and $919 million in fiscal years 2023, 2022 and 2021, respectively.

*includes 7,689 shares of options cancelled as a result of the conversion of Johnson & Johnson stock options held by Kenvue employees into Kenvue stock options

The following table summarizes stock options outstanding and exercisable at December 31, 2023:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[1]	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$90.44 - $101.87	20,774	1.4	$99.21	20,774	$99.21
$115.67 - $129.51	19,368	3.6	122.49	19,368	122.49
$131.94 - $151.41	27,391	5.6	142.84	26,676	142.61
$162.70 - $162.75	13,928	9.1	162.75	6	162.75
$164.62 - $165.89	30,777	7.6	165.29	174	165.12
	112,238	**5.5**	**$139.88**	**66,998**	**$123.39**

[1] Average contractual life remaining in years.

Stock options outstanding at January 1, 2023 and January 2, 2022 were 118,672 and an average life of 5.8 years and 117,361 and an average life of 5.8 years, respectively. Stock options exercisable at January 1, 2023 and January 2, 2022 were 63,661 at an average price of $113.06 and 62,742 at an average price of $104.42, respectively.

Restricted share units and performance share units

The Company grants restricted share units which vest over service periods that range from 6 months to 3 years. The Company also grants performance share units, which are paid in shares of Johnson & Johnson Common Stock after the end of a three-year performance period. Performance shares were granted with two equally-weighted goals that directly align with or help drive long-term total shareholder return: adjusted operational earnings per share and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.

A summary of the restricted share units and performance share units activity under the Plans as of December 31, 2023 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 1, 2023	13,616	2,357
Granted	5,910	828
Issued	(4,329)	(785)
Canceled/forfeited/adjusted*	(2,259)	(363)
Shares at December 31, 2023	12,938	2,037

*includes 1,421 shares of restricted share units and 264 shares of performance share units cancelled as a result of the conversion of Johnson & Johnson restricted share units and performance share units held by Kenvue employees into Kenvue restricted share units

The average fair value of the restricted share units granted was $152.63, $153.67 and $152.62 in fiscal years 2023, 2022 and 2021, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units issued was $605 million, $591 million and $611 million in 2023, 2022 and 2021, respectively.

The weighted average fair value of the performance share units granted was $145.17, $170.46 and $179.35 in fiscal years 2023, 2022 and 2021, calculated using the weighted average fair market value for each of the component goals at the date of grant.

The fair values for the earnings per share goals of each performance share unit were estimated on the date of grant using the fair market value of the shares at the time of the award discounted for dividends, which are not paid on the performance share units during the vesting period. The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using the Monte Carlo valuation model. The fair value of performance share units issued was $140 million, $94 million and $83 million in fiscal years 2023, 2022 and 2021, respectively.

17. Segments of business and geographic areas

Following the separation of the Consumer Health business in the fiscal third quarter of 2023, the Company is now organized into two business segments: Innovative Medicine (formerly referred to as Pharmaceutical) and MedTech. The segment results have been recast for all periods to reflect the continuing operations of the Company.

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
INNOVATIVE MEDICINE[1]					
Immunology					
U.S.	$11,539	11,036	10,843	4.6 %	1.8
International	6,513	5,899	5,907	10.4	(0.1)
Worldwide	18,052	16,935	16,750	6.6	1.1
REMICADE					
U.S.	1,143	1,417	2,019	(19.3)	(29.8)
U.S. Exports	147	204	236	(28.0)	(13.6)
International	549	722	935	(23.9)	(22.8)
Worldwide	1,839	2,343	3,190	(21.5)	(26.6)
SIMPONI / SIMPONI ARIA					
U.S.	1,124	1,166	1,127	(3.6)	3.5
International	1,073	1,017	1,148	5.4	(11.4)
Worldwide	2,197	2,184	2,276	0.6	(4.0)
STELARA					
U.S.	6,966	6,388	5,938	9.0	7.6
International	3,892	3,335	3,196	16.7	4.4
Worldwide	10,858	9,723	9,134	11.7	6.5
TREMFYA					
U.S.	2,147	1,844	1,503	16.5	22.7
International	999	824	624	21.2	32.0
Worldwide	3,147	2,668	2,127	17.9	25.4
OTHER IMMUNOLOGY					
U.S.	11	17	21	(33.8)	(18.4)
International	0	0	3	—	*
Worldwide	11	17	24	(33.8)	(28.2)
Infectious Diseases					
U.S.	1,500	1,680	2,249	(10.7)	(25.3)
International	2,918	3,769	3,576	(22.6)	5.4
Worldwide	4,418	5,449	5,825	(18.9)	(6.5)
COVID-19 VACCINE					
U.S.	0	120	634	*	(81.1)
International	1,117	2,059	1,751	(45.8)	17.6
Worldwide	1,117	2,179	2,385	(48.8)	(8.6)

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
EDURANT / rilpivirine					
U.S.	35	36	41	(3.7)	(10.8)
International	1,115	972	953	14.8	2.0
Worldwide	1,150	1,008	994	14.1	1.5
PREZISTA / PREZCOBIX / REZOLSTA / SYMTUZA					
U.S.	1,446	1,494	1,508	(3.2)	(1.0)
International	408	449	575	(9.2)	(21.9)
Worldwide	1,854	1,943	2,083	(4.6)	(6.7)
OTHER INFECTIOUS DISEASES					
U.S.	19	30	66	(34.5)	(55.5)
International	278	289	297	(3.8)	(2.6)
Worldwide	297	318	363	(6.7)	(12.3)
Neuroscience					
U.S.	4,065	3,570	3,347	13.9	6.7
International	3,076	3,323	3,641	(7.5)	(8.7)
Worldwide	7,140	6,893	6,988	3.6	(1.4)
CONCERTA / methylphenidate					
U.S.	230	151	172	52.5	(12.5)
International	554	493	495	12.2	(0.4)
Worldwide	783	644	667	21.6	(3.5)
INVEGA SUSTENNA / XEPLION / INVEGA TRINZA / TREVICTA					
U.S.	2,897	2,714	2,550	6.7	6.5
International	1,218	1,426	1,472	(14.6)	(3.1)
Worldwide	4,115	4,140	4,022	(0.6)	3.0
SPRAVATO					
U.S.	589	328	198	79.7	65.7
International	100	46	26	*	76.9
Worldwide	689	374	224	84.1	67.0
OTHER NEUROSCIENCE[2]					
U.S.	349	376	427	(7.3)	(11.9)
International	1,204	1,358	1,647	(11.3)	(17.5)
Worldwide	1,553	1,734	2,074	(10.4)	(16.4)
Oncology					
U.S.	8,462	6,930	5,958	22.1	16.3
International	9,199	9,052	8,590	1.6	5.4
Worldwide	17,661	15,983	14,548	10.5	9.9

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
CARVYKTI					
U.S.	469	133	—	*	*
International	30	—	—	*	*
Worldwide	500	133	—	*	*
DARZALEX					
U.S.	5,277	4,210	3,169	25.4	32.8
International	4,467	3,767	2,854	18.6	32.0
Worldwide	9,744	7,977	6,023	22.2	32.4
ERLEADA					
U.S.	1,065	968	813	10.0	19.2
International	1,322	913	478	44.8	*
Worldwide	2,387	1,881	1,291	26.9	45.7
IMBRUVICA					
U.S.	1,051	1,390	1,747	(24.4)	(20.4)
International	2,214	2,394	2,622	(7.5)	(8.7)
Worldwide	3,264	3,784	4,369	(13.7)	(13.4)
ZYTIGA /abiraterone acetate					
U.S.	50	74	119	(32.1)	(37.8)
International	837	1,696	2,178	(50.7)	(22.1)
Worldwide	887	1,770	2,297	(49.9)	(22.9)
OTHER ONCOLOGY					
U.S.	549	156	110	*	41.8
International	330	283	458	16.9	(38.2)
Worldwide	879	438	568	*	(22.9)
Pulmonary Hypertension					
U.S.	2,697	2,346	2,365	15.0	(0.8)
International	1,117	1,071	1,085	4.3	(1.3)
Worldwide	3,815	3,417	3,450	11.6	(1.0)
OPSUMIT					
U.S.	1,292	1,132	1,147	14.1	(1.3)
International	681	651	672	4.6	(3.2)
Worldwide	1,973	1,783	1,819	10.6	(2.0)
UPTRAVI					
U.S.	1,326	1,104	1,056	20.1	4.5
International	255	218	181	17.3	20.4
Worldwide	1,582	1,322	1,237	19.7	6.9
OTHER PULMONARY HYPERTENSION					
U.S.	79	110	163	(28.6)	(32.3)
International	182	202	232	(10.3)	(12.8)
Worldwide	260	313	395	(16.7)	(20.8)

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
Cardiovascular / Metabolism / Other					
U.S.	2,906	3,042	3,192	(4.5)	(4.7)
International	765	845	927	(9.4)	(8.9)
Worldwide	3,671	3,887	4,119	(5.5)	(5.6)
XARELTO					
U.S.	2,365	2,473	2,438	(4.4)	1.4
International	—	—	—	—	—
Worldwide	2,365	2,473	2,438	(4.4)	1.4
OTHER[3]					
U.S.	541	569	754	(5.0)	(24.5)
International	765	845	927	(9.4)	(8.8)
Worldwide	1,306	1,414	1,682	(7.6)	(15.9)
TOTAL INNOVATIVE MEDICINE					
U.S.	31,169	28,604	27,954	9.0	2.3
International	23,590	23,959	23,726	(1.5)	1.0
Worldwide	54,759	52,563	51,680	4.2	1.7
MEDTECH					
Interventional Solutions					
U.S.	3,633	2,169	1,836	67.5	18.2
International	2,717	2,131	2,135	27.5	(0.2)
Worldwide	6,350	4,300	3,971	47.7	8.3
ELECTROPHYSIOLOGY					
U.S.	2,458	2,036	1,730	20.7	17.7
International	2,230	1,901	1,893	17.3	0.4
Worldwide	4,688	3,937	3,623	19.1	8.7
ABIOMED[4]					
U.S.	1,066	31	—	*	*
International	240	—	—	*	*
Worldwide	1,306	31	—	*	*
OTHER INTERVENTIONAL SOLUTIONS					
U.S.	109	102	106	6.7	(3.8)
International	247	230	242	7.3	(5.0)
Worldwide	356	332	348	7.1	(4.6)
Orthopaedics					
U.S.	5,525	5,321	5,126	3.8	3.8
International	3,417	3,267	3,462	4.6	(5.6)
Worldwide	8,942	8,587	8,588	4.1	0.0
HIPS					
U.S.	996	943	878	5.6	7.3
International	564	571	602	(1.2)	(5.1)
Worldwide	1,560	1,514	1,480	3.0	2.3

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
KNEES					
U.S.	896	851	787	5.3	8.2
International	559	508	538	10.2	(5.7)
Worldwide	1,456	1,359	1,325	7.1	2.6
TRAUMA					
U.S.	1,949	1,882	1,819	3.6	3.5
International	1,030	989	1,066	4.1	(7.2)
Worldwide	2,979	2,871	2,885	3.8	(0.5)
SPINE, SPORTS & OTHER					
U.S.	1,684	1,645	1,642	2.4	0.2
International	1,263	1,198	1,256	5.4	(4.6)
Worldwide	2,947	2,843	2,898	3.7	(1.9)
Surgery					
U.S.	4,031	3,897	3,867	3.4	0.8
International	6,006	5,793	5,945	3.7	(2.6)
Worldwide	10,037	9,690	9,812	3.6	(1.2)
ADVANCED					
U.S.	1,833	1,784	1,761	2.8	1.3
International	2,837	2,785	2,861	1.9	(2.6)
Worldwide	4,671	4,569	4,622	2.2	(1.1)
GENERAL					
U.S.	2,198	2,113	2,105	4.0	0.4
International	3,168	3,008	3,085	5.3	(2.5)
Worldwide	5,366	5,121	5,190	4.8	(1.3)
Vision					
U.S.	2,086	1,990	1,857	4.8	7.2
International	2,986	2,859	2,831	4.5	1.0
Worldwide	5,072	4,849	4,688	4.6	3.4
CONTACT LENSES / OTHER					
U.S.	1,626	1,522	1,398	6.8	8.9
International	2,076	2,022	2,043	2.7	(1.0)
Worldwide	3,702	3,543	3,440	4.5	3.0
SURGICAL					
U.S.	460	468	459	(1.8)	2.0
International	910	837	788	8.6	6.2
Worldwide	1,370	1,306	1,248	4.9	4.6
TOTAL MEDTECH					
U.S.	15,275	13,377	12,686	14.2	5.4
International	15,125	14,050	14,374	7.7	(2.3)
Worldwide	30,400	27,427	27,060	10.8	1.4

(Dollars in Millions)	Sales to Customers			% Change	
	2023	2022	2021	'23 vs. '22	'22 vs. '21
WORLDWIDE					
U.S.	46,444	41,981	40,640	10.6	3.3
International	38,715	38,009	38,100	1.9	(0.2)
Worldwide	$85,159	79,990	78,740	6.5%	1.6

*Percentage greater than 100% or not meaningful

[1] Previously referred to as Pharmaceutical

[2] Inclusive of RISPERDAL CONSTA which was previously disclosed separately

[3] Inclusive of INVOKANA which was previously disclosed separately

[4] Acquired on December 22, 2022

(Dollars in Millions)	Income Before Tax			Identifiable Assets	
	2023 [3]	2022 [4]	2021 [5]	2023	2022
Innovative Medicine	$18,246	15,647	17,750	$58,324	58,436
MedTech	4,669	4,447	4,208	74,710	70,956
Total	**22,915**	**20,094**	**21,958**	**133,034**	**129,392**
Less: Expense not allocated to segments [1]	7,853	735	2,780		
Discontinued operations				—	27,237
General corporate [2]				34,524	30,749
Worldwide total	**$15,062**	**19,359**	**19,178**	**$167,558**	**187,378**

(Dollars in Millions)	Additions to Property, Plant & Equipment			Depreciation and Amortization		
	2023	2022	2021	2023	2022	2021
Innovative Medicine	$1,653	1,374	1,198	$3,847	3,687	4,029
MedTech	2,372	2,120	1,933	2,943	2,302	2,286
Segments total	4,025	3,494	3,131	6,790	5,989	6,315
Discontinued operations	162	303	314	383	641	739
General corporate	356	212	207	313	340	336
Worldwide total	**$4,543**	**4,009**	**3,652**	**$7,486**	**6,970**	**7,390**

(Dollars in Millions)	Sales to Customers			Long-Lived Assets [6]	
	2023	2022	2021	2023	2022
United States	$46,444	41,981	40,640	$54,832	58,750
Europe	20,410	20,664	20,595	31,616	29,878
Western Hemisphere excluding U.S.	4,549	4,108	3,927	1,491	1,289
Asia-Pacific, Africa	13,756	13,237	13,578	1,500	1,520
Segments total	85,159	79,990	78,740	89,439	91,437
Discontinued operations				—	27,237
General corporate				1,192	1,081
Other non long-lived assets				76,927	67,623
Worldwide total	**$85,159**	**79,990**	**78,740**	**$167,558**	**187,378**

See Note 1 for a description of the segments in which the Company operates.

Export sales are not significant. In fiscal year 2023, the Company utilized three wholesalers distributing products for both segments that represented approximately 18.2%, 15.1% and 14.2% of the total consolidated revenues. In fiscal year 2022, the Company had three wholesalers distributing products for both segments that represented approximately 18.9%, 15.0% and 13.8% of the total consolidated revenues. In fiscal year 2021, the Company had three wholesalers distributing products for all three segments that represented approximately 16.6%, 12.6%, and 12.6% of the total consolidated revenues.

[1] Amounts not allocated to segments include interest (income)/expense and general corporate (income)/expense. Fiscal 2023 includes an approximately $7 billion charge related to talc matters (See Note 19, Legal proceedings, for additional details) and $0.4 billion related to the unfavorable change in the fair value of the retained stake in Kenvue.

[2] General corporate includes cash, cash equivalents and marketable securities.

[3] Innovative Medicine includes:

- One-time COVID-19 Vaccine manufacturing exit related costs of $0.7 billion

- A restructuring related charge of $0.5 billion

- Unfavorable changes in the fair value of securities of $0.4 billion

- Favorable litigation related items of $0.1 billion

- Loss on divestiture $0.2 billion.

- An intangible asset impairment charge of approximately $0.2 billion related to market dynamics associated with a non-strategic asset (M710) acquired as part of the acquisition of Momenta Pharmaceuticals in 2020.

MedTech includes:

- Acquired in process research and development asset of $0.4 billion related to the Laminar acquisition in 2023

- A restructuring related charge of $0.3 billion

- Acquisition and integration related costs of $0.2 billion primarily related to the acquisition of Abiomed

- A Medical Device Regulation charge of $0.3 billion

- Income from litigation settlements of $0.1 billion

[4] Innovative Medicine includes:

- One-time COVID-19 Vaccine manufacturing exit related costs of $1.5 billion

- An intangible asset impairment charge of approximately $0.8 billion related to an in-process research and development asset, bermekimab (JnJ-77474462), an investigational drug for the treatment of Atopic Dermatitis (AD) and Hidradenitis Suppurativa (HS) acquired with the acquisition of XBiotech, Inc. in the fiscal year 2020. Additional information regarding efficacy of the AD and HS indications became available which led the Company to the decision to terminate the development of bermekimab for AD and HS

- Litigation expense of $0.1 billion

- Unfavorable changes in the fair value of securities of $0.7 billion

- A restructuring related charge of $0.1 billion

MedTech includes:

- Litigation expense of $0.6 billion primarily for pelvic mesh related costs

- A restructuring related charge of $0.3 billion

- Acquisition and integration related costs of $0.3 billion primarily related to the acquisition of Abiomed

- A Medical Device Regulation charge of $0.3 billion

[5] Innovative Medicine includes:

- Litigation expense of $0.6 billion, primarily related to Risperdal Gynecomastia

- Divestiture gains of $0.6 billion

- Gains of $0.5 billion related to the change in the fair value of securities

- A restructuring related charge of $0.1 billion

MedTech includes:

- An in-process research and development expense of $0.9 billion related to Ottava

- A restructuring related charge of $0.3 billion

- A Medical Device Regulation charge of $0.2 billion

- Litigation expense of $0.1 billion

(6) Long-lived assets include property, plant and equipment, net for fiscal years 2023, and 2022 of $19,898 and $17,982, respectively, and intangible assets and goodwill, net for fiscal years 2023 and 2022 of $70,733 and $74,536, respectively.

18. Acquisitions and divestitures

In the fiscal first quarter of 2024, the Company announced it has entered into a definitive agreement to acquire Ambrx Biopharma, Inc., or Ambrx (Nasdaq: AMAM), a clinical-stage biopharmaceutical company with a proprietary synthetic biology technology platform to design and develop next-generation antibody drug conjugates (ADCs), in an all-cash merger transaction for a total equity value of approximately $2.0 billion, or $1.9 billion net of estimated cash acquired. The Company will acquire all of the outstanding shares of Ambrx's common stock for $28.00 per share through a merger of Ambrx with a subsidiary of the Company. The closing of the transaction is expected to occur in the first half of 2024, subject to receipt of Ambrx shareholder approval, as well as clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The Company expects that the transaction will be accounted for as a business combination and the results of operations will be included in the Innovative Medicine segment as of the acquisition date.

During the fiscal year 2023, the Company did not make any acquisitions that qualified as a business combination.

During the fiscal year 2023, there were asset acquisitions of in-process research and development of approximately $0.5 billion in cash, primarily consisting of the acquisition of Laminar Inc. for $0.4 billion which was closed on November 30, 2023. Laminar Inc. is a privately-held medical device company focused on eliminating the left atrial appendage (LAA) in patients with non-valvular atrial fibrillation (AFib).

During the fiscal year 2022, certain businesses were acquired for $17.7 billion in cash and $1.1 billion of liabilities assumed. These acquisitions were accounted for using the acquisition method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $17.3 billion and has been assigned to identifiable intangible assets, with any residual recorded to goodwill.

The fiscal year 2022 acquisitions primarily included Abiomed, Inc. (Abiomed). The remaining acquisitions were not material.

On December 22, 2022, the Company completed the acquisition of Abiomed, a leading, first-to-market provider of cardiovascular medical technology with a first-in-kind portfolio for the treatment of coronary artery disease and heart failure which also has an extensive innovation pipeline of life-saving technologies. The transaction broadens the Company's position as a growing cardiovascular innovator, advancing the standard of care in heart failure and recovery, one of healthcare's largest areas of unmet need. The transaction was accounted for as a business combination and the results of operations were included in the MedTech segment as of the date of the acquisition. The acquisition was completed through a tender offer for all outstanding shares. The consideration paid in the acquisition consisted of an upfront payment of $380.00 per share in cash, amounting to $17.1 billion, net of cash acquired, as well as a non-tradeable contingent value right ("CVR") entitling the holder to receive up to $35.00 per share in cash (which with respect to the CVRs total approximately $1.6 billion in the aggregate) if certain commercial and clinical milestones are achieved. The corresponding enterprise value (without taking into account the CVRs) of approximately $16.5 billion includes cash, cash equivalents and marketable securities acquired.

The milestones of the CVR consist of:

a. $17.50 per share, payable if net sales for Abiomed products exceeds $3.7 billion during Johnson & Johnson's fiscal second quarter of 2027 through fiscal first quarter of 2028, or if this threshold is not met during this period and is subsequently met during any rolling four quarter period up to the end of Johnson & Johnson's fiscal first quarter of 2029, $8.75 per share;

b. $7.50 per share payable upon FDA premarket application approval of the use of Impella® products in ST-elevated myocardial infarction (STEMI) patients without cardiogenic shock by January 1, 2028; and

c. $10.00 per share payable upon the first publication of a Class I recommendation for the use of Impella® products in high risk PCI or STEMI with or without cardiogenic shock within four years from their respective clinical endpoint publication dates, but in all cases no later than December 31, 2029.

During the fiscal fourth quarter of 2023, the Company finalized the purchase price allocation. In the fiscal 2023, there were purchase price allocation adjustments netting to approximately $0.2 billion with an offsetting increase to goodwill. The fair value of the acquisition was allocated to assets acquired of $20.1 billion (net of $0.3 billion cash acquired), primarily to goodwill for $11.1 billion, amortizable intangible assets for $6.6 billion, IPR&D for $1.1 billion, marketable securities of $0.6 billion and liabilities assumed of $3.0 billion, which includes the fair value of the contingent consideration mentioned above for $0.7 billion and deferred taxes of $2.0 billion. The goodwill is primarily attributable to the commercial acceleration and expansion of the portfolio and is not expected to be deductible for tax purposes. The contingent consideration was recorded in Other Liabilities and adjusted to fair value through the fiscal year end 2023 on the Consolidated Balance Sheet.

The amortizable intangible assets were primarily comprised of already in-market products of the Impella® platform with an average weighted life of 14 years. The IPR&D assets were valued for technology programs for unapproved products. The value of the IPR&D was calculated using probability-adjusted cash flow projections discounted for the risk inherent in such projects. The probability of success factor ranged from 52% to 70%. The discount rate applied was 9.5%.

In 2023, the Company recorded acquisition related costs before tax of approximately $0.2 billion, which was primarily recorded in Other (income)/expense. In 2022, the Company recorded acquisition related costs before tax of approximately $0.3 billion, which was recorded in Other (income)/expense.

During fiscal year 2021, the Company did not make any material acquisitions that qualified as a business combination.

In accordance with U.S. GAAP standards related to business combinations, and goodwill and other intangible assets, supplemental pro forma information for fiscal years 2023, 2022 and 2021 is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations.

Divestitures

During the fiscal year 2023, the Company executed divestitures resulting in approximately $0.2 billion in proceeds resulting in gains or losses that were not material. At fiscal year end 2023, the Company held assets, primarily intangibles, on its Consolidated Balance Sheet that it expects to divest of approximately $0.3 billion primarily related to Acclarent and Ponvory.

During fiscal year 2022, the Company did not make any material divestitures.

During fiscal year 2021, in separate transactions, the Company divested two brands outside the U.S. within the Innovative Medicine segment. The Company recognized a pre-tax gain recorded in Other (income) expense, net, of approximately $0.6 billion.

19. Legal proceedings

Johnson & Johnson and certain of its subsidiaries are involved in various lawsuits and claims regarding product liability; intellectual property; commercial; indemnification and other matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.

The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of December 31, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25, Contingencies. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.

In the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company's results of operations and cash flows for that period.

Matters concerning talc

A significant number of personal injury claims alleging that talc causes cancer have been asserted against Johnson & Johnson Consumer Inc., its successor LTL Management LLC (now known as LLT Management LLC) and the Company arising out of the use of body powders containing talc, primarily JOHNSON'S Baby Powder.

In talc cases that previously have gone to trial, the Company has obtained a number of defense verdicts, but there also have been verdicts against the Company, many of which have been reversed on appeal. In June 2020, the Missouri Court of Appeals reversed in part and affirmed in part a July 2018 verdict of $4.7 billion in Ingham v. Johnson & Johnson, et al., No. ED 207476 (Mo. App.), reducing the overall award to $2.1 billion. An application for transfer of the case to the Missouri Supreme Court was subsequently denied and in June 2021, a petition for certiorari, seeking a review of the Ingham decision by the United States Supreme Court, was denied. In June 2021, the Company paid the award, which, including interest, totaled approximately $2.5 billion. The facts and circumstances, including the terms of the award, were unique to the Ingham decision and not representative of other claims brought against the Company. The Company continues to believe that it has strong legal grounds to contest the other talc verdicts that it has appealed. Notwithstanding the Company's confidence in the safety of its talc products, in certain circumstances the Company has settled cases.

In October 2021, Johnson & Johnson Consumer Inc. (Old JJCI) implemented a corporate restructuring (the 2021 Corporate Restructuring). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (LTL or Debtor); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (RAM); and (c) the Debtor's direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (New JJCI). The Debtor received certain of Old JJCI's assets and became solely responsible for the talc-related liabilities of Old JJCI, including all liabilities related in any way to injury or damage, or alleged injury or damage, sustained or incurred in the purchase or use of, or exposure to, talc, including talc contained in any product, or to the risk of, or responsibility for, any such damage or injury, except for any liabilities for which the exclusive remedy is provided under a workers' compensation statute or act (the Talc-Related Liabilities).

In October 2021, notwithstanding the Company's confidence in the safety of its talc products, the Debtor filed a voluntary petition with the United States Bankruptcy Court for the Western District of North Carolina, Charlotte Division, seeking relief under chapter 11 of the Bankruptcy Code (the LTL Bankruptcy Case). All litigation against LTL, Old JJCI, New JJCI, the Company, other of their corporate affiliates, identified retailers, insurance companies, and certain other parties (the Protected Parties) was stayed, although LTL did agree to lift the stay on a small number of appeals where appeal bonds had been filed. The LTL Bankruptcy Case was transferred to the United States Bankruptcy Court for the District of New Jersey. Claimants filed motions to dismiss the LTL Bankruptcy Case and, following a multiple day hearing, the New Jersey Bankruptcy Court denied those motions in March 2022.

The claimants subsequently filed notices of appeal as to the denial of the motions to dismiss the LTL Bankruptcy Case and the extension of the stay to the Protected Parties. On January 30, 2023, the Third Circuit reversed the Bankruptcy Court's ruling and remanded to the Bankruptcy Court to dismiss the LTL bankruptcy.

LTL filed a petition for rehearing of the Third Circuit's decision, which was denied in March 2023. LTL subsequently filed a motion in the Third Circuit to stay the mandate directing the New Jersey Bankruptcy Court to dismiss the LTL bankruptcy pending filing and disposition of a petition for writ of certiorari to the United States Supreme Court. The Third Circuit denied the motion to stay the mandate and issued the mandate.

In April 2023, the New Jersey Bankruptcy Court dismissed the LTL Bankruptcy Case, effectively lifting the stay as to all parties and returning the talc litigation to the tort system. LTL re-filed in the United States Bankruptcy Court for the District of New Jersey seeking relief under chapter 11 of the Bankruptcy Code (the LTL 2 Bankruptcy Case). As a result of the new filing, all talc claims against LTL were again automatically stayed pursuant to section 362 of the Bankruptcy Code. Additionally, the New Jersey Bankruptcy Court issued a temporary restraining order staying all litigation as to LTL, Old JJCI, New JJCI, the Company, identified retailers, and certain other parties (the New Protected Parties).

Also in April 2023, the New Jersey Bankruptcy Court issued a decision that granted limited injunctive relief to the Company and the New Protected Parties (the LTL 2 Preliminary Injunction). The LTL 2 Preliminary Injunction remained in force until late August 2023, following the Bankruptcy Court's extension of the initial LTL 2 Preliminary Injunction in June 2023. Under the LTL 2 Preliminary Injunction, except for in those cases filed in the federal court ovarian cancer multi-district litigation, discovery in all personal injury and wrongful death matters was permitted to proceed.

Furthermore, in April 2023, the Talc Claimants' Committee filed a motion to dismiss the LTL 2 Bankruptcy followed by similar motions from other claimants. Hearings on the motions to dismiss occurred in June 2023. On July 28, 2023, the court dismissed the LTL 2 Bankruptcy case and, the same day, the Company stated its intent to appeal the decision and to continue its efforts to obtain a resolution of the talc claims. In September 2023, the Bankruptcy Court entered an order granting LTL leave to seek a direct appeal to the Third Circuit Court of Appeals. In October 2023, the Third Circuit granted LTL's petition for a direct appeal. Briefing is ongoing.

Following the dismissal of LTL 2, new lawsuits were filed and cases across the country that had been stayed were reactivated. The majority of the cases are pending in federal court, organized in a multi-district litigation (MDL) in the United States District Court for the District of New Jersey. In the MDL, case-specific discovery is proceeding with an expectation that a trial will occur in early 2025. Separately, discovery and pre-trial activity is underway in various individually filed and set cases around the country, with most activity for such cases centralized in New Jersey and California.

In the original bankruptcy case, the Company agreed to provide funding to LTL for the payment of amounts the New Jersey Bankruptcy Court determines are owed by LTL and the establishment of a $2 billion trust in furtherance of this purpose. The Company established a reserve for approximately $2 billion in connection with the aforementioned trust. During the bankruptcy proceedings LTL had been de-consolidated by the Company. In the LTL 2 Bankruptcy Case, the Company had agreed to contribute an additional amount which, when added to the prior $2 billion, would be a total reserve of approximately $9 billion payable over 25 years (nominal value approximately $12 billion discounted at a rate of 4.41%), to resolve all the current and future talc claims. The approximate $9 billion reserve encompasses actual and contemplated settlements, of which approximately one-third is recorded as a current liability. The recorded amount remains the Company's best estimate of probable loss after the dismissal.

The parties have not yet reached a resolution of all talc matters and the Company is unable to estimate the possible loss or range of loss beyond the amount accrued.

A class action advancing claims relating to industrial talc was filed against the Company and others in New Jersey state court in May 2022 (the Edley Class Action). The Edley Class Action asserts, among other things, that the Company fraudulently defended past asbestos personal injury lawsuits arising from exposure to industrial talc mined, milled, and manufactured before January 6, 1989 by the Company's then wholly owned subsidiary, Windsor Minerals, Inc., which is currently a debtor in the Imerys Bankruptcy described hereafter. The Company removed the Edley Class Action to federal court in the District of New Jersey. In October 2022, the Company filed motions to dismiss and to deny certification of a class to pursue the Edley Class Action in the New Jersey District Court. Argument on the motions was heard in November 2023. Thereafter, the Company resolved this matter.

In February 2019, the Company's talc supplier, Imerys Talc America, Inc. and two of its affiliates, Imerys Talc Vermont, Inc. and Imerys Talc Canada, Inc. (collectively, Imerys) filed a voluntary petition for relief under chapter 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the District of Delaware (Imerys Bankruptcy). The Imerys Bankruptcy relates to Imerys's potential liability for personal injury from exposure to talcum powder sold by Imerys. In its bankruptcy, Imerys alleges it has claims against the Company for indemnification and rights to joint insurance proceeds. In its bankruptcy, Imerys proposed a chapter 11 plan (the Imerys Plan) that contemplated all talc-related claims against it being channeled to a trust along with its alleged indemnification rights against the Company. Following confirmation and consummation of the plan, the trust would pay talc claims pursuant to proposed trust distribution procedures (the TDP) and then seek indemnification from the Company.

In February 2021, Cyprus Mines Corporation (Cyprus), which had owned certain Imerys talc mines, filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and filed its Disclosure Statement and Plan (the Cyprus Plan). The Cyprus Plan contemplates a settlement with Imerys and talc claimants where Cyprus would make a monetary contribution to a trust established under the Imerys Plan in exchange for an injunction against talc claims asserted against it and certain affiliated parties.

The Imerys Plan proceeded to solicitation in early 2021. However, the Imerys Plan did not receive the requisite number of votes to be confirmed after the Bankruptcy Court ruled certain votes cast in favor of the Imerys Plan should be disregarded. Imerys subsequently canceled its confirmation hearing.

Imerys, the Imerys Tort Claimants' Committee, and the Imerys Future Claimants' Representative, along with Cyprus, the Cyprus Tort Claimants' Committee, and the Cyprus Future Claimants' Representative (collectively the Mediation Parties) have been engaged in mediation since shortly after the confirmation hearing was canceled in October 2021. In September 2023, the Bankruptcy Court entered an order extending the term of the mediation among the Mediation Parties through the end of December 2023. The Bankruptcy Court also authorized Imerys and Cyprus to proceed with mediation with certain of their insurers through the end of December 2023.

In September 2023, Imerys and Cyprus filed amended plans of reorganization. The amended plans contemplate a similar construct as the prior Imerys and Cyprus Plans, including all talc claims against Imerys and Cyprus (and certain other protected parties) being channeled to a trust along with Imerys's and Cyprus's alleged indemnification rights against the Company. In January 2024, Imerys and Cyprus filed revised TDP. In February 2024, Imerys and Cyprus filed certain motions related to their Disclosure Statement.

In February 2018, a securities class action lawsuit was filed against the Company and certain named officers in the United States District Court for the District of New Jersey, alleging that the Company violated the federal securities laws by failing to disclose alleged asbestos contamination in body powders containing talc, primarily JOHNSON'S Baby Powder, and that purchasers of the Company's shares suffered losses as a result. In April 2019, the Company moved to dismiss the complaint. In

December 2019, the Court denied, in part, the motion to dismiss. In April 2021, briefing on Plaintiff's motion for class certification was completed. The case was stayed in May 2022 pursuant to the LTL Bankruptcy Case and was reopened in May 2023. In December 2023, the Court granted Plaintiff's motion for class certification. In January 2024, Defendants filed a petition with the Third Circuit under Federal Rule of Civil Procedure 23(f) for permission to appeal the Court's order granting class certification. Fact discovery is proceeding.

A lawsuit was brought against the Company in the Superior Court of California for the County of San Diego alleging violations of California's Consumer Legal Remedies Act (CLRA) relating to JOHNSON'S Baby Powder. In that lawsuit, the plaintiffs allege that the Company violated the CLRA by failing to provide required Proposition 65 warnings. In July 2019, the Company filed a notice of removal to the United States District Court for the Southern District of California and plaintiffs filed a second amended complaint shortly thereafter. In October 2019, the Company moved to dismiss the second amended complaint for failure to state a claim upon which relief may be granted. In response to those motions, plaintiffs filed a third amended complaint. In December 2019, the Company moved to dismiss the third amended complaint for failure to state a claim upon which relief may be granted. In April 2020, the Court granted the motion to dismiss but granted leave to amend. In May 2020, plaintiffs filed a Fourth Amended Complaint but indicated that they would be filing a motion for leave to file a fifth amended complaint. Plaintiffs filed a Fifth Amended Complaint in August 2020. The Company moved to dismiss the Fifth Amended Complaint for failure to state a claim upon which relief may be granted. In January 2021, the Court issued an Order and opinion ruling in the Company's favor and granting the motion to dismiss with prejudice. In February 2021, Plaintiffs filed a Notice of Appeal with the Ninth Circuit. Plaintiffs filed their opening brief in July 2021. The company filed its responsive brief in October 2021. After the Notice of Suggestion of Bankruptcy was filed with the Ninth Circuit, a stay was imposed, and the Court held the reply deadline in abeyance. In September 2023, the stay lifted. With briefing complete, the Court is expected to either schedule oral argument or issue its decision at any time.

In June 2014, the Mississippi Attorney General filed a complaint in Chancery Court of The First Judicial District of Hinds County, Mississippi against the Company and Johnson & Johnson Consumer Companies, Inc. (now known as Johnson & Johnson Consumer Inc.) (collectively, JJCI). The complaint alleges that JJCI violated the Mississippi Consumer Protection Act by failing to disclose alleged health risks associated with female consumers' use of talc contained in JOHNSON'S Baby Powder and JOHNSON'S Shower to Shower (a product divested in 2012) and seeks injunctive and monetary relief. In February 2022, the trial court set the case for trial to begin in February 2023. However, in October 2022, the LTL bankruptcy court issued an order staying the case. In March 2023, the Third Circuit issued the mandate to dismiss the LTL Bankruptcy Case and in April 2023, the New Jersey Bankruptcy Court dismissed the LTL Bankruptcy Case, effectively lifting the stay as to this matter. The State requested a new trial setting. Later in April 2023, the trial court set a new trial date for April 2024. The Company filed summary judgment and Daubert motions. The State filed a limited Daubert motion. The parties agreed to the Court's request for mediation. A pretrial conference is set for February 2024 and trial is scheduled for April 2024. However, the Company is actively engaged in resolution discussions concerning this matter.

In January 2020, the State of New Mexico filed a consumer protection case alleging that the Company deceptively marketed and sold its talcum powder products by making misrepresentations about the safety of the products and the presence of carcinogens, including asbestos. In March 2022, the New Mexico court denied the Company's motion to compel the State of New Mexico to engage in discovery of state agencies and denied the Company's request for interlocutory appeal of that decision. The Company then filed a Petition for Writ of Superintending Control and a Request for a Stay to the New Mexico Supreme Court on the issue of the State of New Mexico's discovery obligations. In April 2022, in view of the efforts to resolve talc-related claims in the LTL Bankruptcy Case, the Company and the State agreed to a 60-day stay of all matters except for the pending writ before the New Mexico Supreme Court, which expired in June 2022. Thereafter, the Company moved to enjoin prosecution of the case in the LTL Bankruptcy Case. In October 2022, the bankruptcy court issued an order staying the case. In December 2022, the State filed an appeal to the Third Circuit concerning the stay order. Separately, in September 2022, the New Mexico Supreme Court granted the Company's request for a stay pending further briefing on the scope of the State of New Mexico's discovery obligations. In March 2023, the Third Circuit issued the mandate to dismiss the LTL Bankruptcy Case and in April 2023, the New Jersey Bankruptcy Court dismissed the LTL Bankruptcy Case, effectively lifting the stay as to this matter. While the State notified the New Mexico Supreme Court of the lifted stay of litigation in April 2023, the Court has not taken any action since being notified of the lifting of the stay and it remains in effect.

Forty-two states and the District of Columbia (including Mississippi and New Mexico) have commenced a joint investigation into the Company's marketing of its talcum powder products. At this time, the multi-state group has not asserted any claims against the Company. Five states have issued Civil Investigative Demands seeking documents and other information. The Company has produced documents to Arizona, North Carolina, Texas, and Washington and entered into confidentiality agreements. The Company has not received any follow up requests from those states. In March 2022, each of the forty-two states agreed to mediation of their claims in the LTL Bankruptcy Case. In July 2022, New Mexico and Mississippi indicated they would no longer voluntarily submit to further mediation in the LTL Bankruptcy and would proceed with their respective cases in state court. In March 2023, the mediation was terminated. In January 2024, the Company reached an agreement in principle with the multi-state group of state Attorneys General, subject to ongoing negotiation of non-monetary terms. The unique procedural history and status of the New Mexico and Mississippi matters specifically have been discussed above.

In addition, the Company has received inquiries, subpoenas, and requests to produce documents regarding talc matters and the LTL Bankruptcy Case from various governmental authorities. The Company has produced documents and responded to inquiries, and will continue to cooperate with government inquiries.

Matters concerning opioids

Beginning in 2014 and continuing to the present, the Company and Janssen Pharmaceuticals, Inc. (JPI), along with other pharmaceutical companies, have been named in close to 3,500 lawsuits related to the marketing of opioids, including DURAGESIC, NUCYNTA and NUCYNTA ER. The majority of the cases have been filed by state and local governments. Similar lawsuits have also been filed by private plaintiffs and organizations, including but not limited to the following: individual plaintiffs on behalf of children born with Neonatal Abstinence Syndrome (NAS); hospitals; and health insurers/payors.

To date, the Company and JPI have litigated two of the cases to judgment and have prevailed in both, either at trial or on appeal.

In October 2019, the Company announced a proposed agreement in principle with a negotiating committee of state Attorneys General to settle all remaining government opioid litigation claims nationwide. Under the final national settlement agreement, which was announced in July 2021, the Company agreed to pay up to $5.0 billion to resolve all opioid lawsuits and future opioid claims by states, cities, counties, local school districts and other special districts, and tribal governments, contingent on sufficient participation by eligible government entities, and with credits back for entities that declined or were ineligible to participate. In July 2021, the Company announced that the terms of the agreement to settle the state and subdivision claims had been finalized and approximately 60% of the all-in settlement was paid by the end of fiscal 2023. The expected payment schedule provides that approximately $0.7 billion of payments are to be paid by the end of fiscal 2024. The agreement is not an admission of liability or wrongdoing, and it provides for the release of all opioid-related claims against the Company, JPI, and their affiliates (including the Company's former subsidiaries Tasmanian Alkaloids Pty, Ltd. and Noramco, Inc.). As of January 2024, the Company and JPI have settled or otherwise resolved the opioid claims advanced by all government entity claimants except the City of Baltimore, a number of school districts and other claimants.

The Company and JPI continue to defend the cases brought by the remaining government entity litigants as well as the cases brought by private litigants, including NAS claimants, hospitals, and health insurers/payors. Counting the private litigant cases, there are approximately 35 remaining opioid cases against the Company and JPI in various state courts, 430 remaining cases in the Ohio MDL, and 4 additional cases in other federal courts. Some of these cases have been dismissed and are being appealed by the plaintiffs and certain others are scheduled for trial in 2024 or 2025.

In addition, the Province of British Columbia filed suit against the Company and its Canadian affiliate Janssen Inc., and many other industry members, in Canada, and is seeking to have that action certified as an opt in class action on behalf of other provincial/territorial and the federal governments in Canada. Additional proposed class actions have been filed in Canada against the Company and Janssen Inc., and many other industry members, by and on behalf of people who used opioids (for personal injuries), municipalities and First Nations bands. These actions allege a variety of claims related to opioid marketing practices, including false advertising, unfair competition, public nuisance, consumer fraud violations, deceptive acts and practices, false claims and unjust enrichment. An adverse judgment in any of these lawsuits could result in the imposition of large monetary penalties and significant damages including, punitive damages, cost of abatement, substantial fines, equitable remedies and other sanctions.

From June 2017 through December 2019, the Company's Board of Directors received a series of shareholder demand letters alleging breaches of fiduciary duties related to the marketing of opioids. The Board retained independent counsel to investigate the allegations in the demands, and in April 2020, independent counsel delivered a report to the Board recommending that the Company reject the shareholder demands and take the steps that are necessary or appropriate to secure dismissal of related derivative litigation. The Board unanimously adopted the recommendations of the independent counsel's report.

In November 2019, one of the shareholders who sent a demand filed a derivative complaint against the Company as the nominal defendant and certain current and former directors and officers as defendants in the Superior Court of New Jersey. The complaint alleges breaches of fiduciary duties related to the marketing of opioids, and that the Company has suffered damages as a result of those alleged breaches. A series of additional derivative complaints making similar allegations against the same and similar defendants were filed in New Jersey state and federal courts in 2019 and 2020. By 2022, all but two state court cases had been voluntarily dismissed. In February 2022, the state court granted the Company's motion to dismiss one of the two cases, and the shareholder that brought the second case filed a notice of dismissal. The shareholder whose complaint was dismissed filed a motion for reconsideration. In May 2022, the state court held oral argument on the motion for reconsideration and subsequently denied the motion. The shareholder has appealed the state court's dismissal order.

Product liability

The Company and certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25, Contingencies. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company has accrued additional amounts such as estimated costs associated with settlements, damages and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.

The table below contains the most significant of these cases and provides the approximate number of plaintiffs in the United States with direct claims in pending lawsuits regarding injuries allegedly due to the relevant product or product category as of December 31, 2023:

Product or product category	Number of plaintiffs
Body powders containing talc, primarily JOHNSON'S Baby Powder	59,140
DePuy ASR XL Acetabular System and DePuy ASR Hip Resurfacing System	160
PINNACLE Acetabular Cup System	920
Pelvic meshes	6,720
ETHICON PHYSIOMESH Flexible Composite Mesh	370
RISPERDAL	200
ELMIRON	2,150

The number of pending lawsuits is expected to fluctuate as certain lawsuits are settled or dismissed and additional lawsuits are filed. There may be additional claims that have not yet been filed.

MedTech

DePuy ASR XL Acetabular System and ASR Hip Resurfacing System

In August 2010, DePuy Orthopaedics, Inc. (DePuy) announced a worldwide voluntary recall of its ASR XL Acetabular System and DePuy ASR Hip Resurfacing System (ASR Hip) used in hip replacement surgery. Claims for personal injury have been made against DePuy and the Company. Cases filed in federal courts in the United States have been organized as a multi-district litigation in the United States District Court for the Northern District of Ohio. Litigation has also been filed in countries outside of the United States, primarily in the United Kingdom, Canada, Australia, Ireland, Germany, India and Italy. In November 2013, DePuy reached an agreement with a Court-appointed committee of lawyers representing ASR Hip plaintiffs to establish a program to settle claims with eligible ASR Hip patients in the United States who had surgery to replace their ASR Hips, known as revision surgery, as of August 2013. DePuy reached additional agreements in February 2015 and March 2017, which further extended the settlement program to include ASR Hip patients who had revision surgeries after August 2013 and prior to February 15, 2017. This settlement program has resolved more than 10,000 claims, thereby bringing to resolution significant ASR Hip litigation activity in the United States. However, lawsuits in the United States remain, and the settlement program does not address litigation outside of the United States. In Australia, a class action settlement was reached that resolved the claims of the majority of ASR Hip patients in that country. In Canada, the Company has reached agreements to settle the class actions filed in that country. The Company continues to receive information with respect to potential additional costs associated with this recall on a worldwide basis. The Company has established accruals for the costs associated with the United States settlement program and ASR Hip-related product liability litigation.

DePuy PINNACLE Acetabular Cup System

Claims for personal injury have also been made against DePuy Orthopaedics, Inc. and the Company (collectively, DePuy) relating to the PINNACLE Acetabular Cup System used in hip replacement surgery. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. Most cases filed in federal courts in the United States have been organized as a multi-district litigation in the United States

District Court for the Northern District of Texas (Texas MDL). Beginning on June 1, 2022, the Judicial Panel on Multidistrict Litigation ceased transfer of new cases into the Texas MDL, and there are now cases pending in federal court outside the Texas MDL. Litigation also has been filed in state courts and in countries outside of the United States. During the first quarter of 2019, DePuy established a United States settlement program to resolve these cases. As part of the settlement program, adverse verdicts have been settled. The Company has established an accrual for product liability litigation associated with the PINNACLE Acetabular Cup System and the related settlement program.

Ethicon Pelvic Mesh

Claims for personal injury have been made against Ethicon, Inc. (Ethicon) and the Company arising out of Ethicon's pelvic mesh devices used to treat stress urinary incontinence and pelvic organ prolapse. The Company continues to receive information with respect to potential costs and additional cases. Cases filed in federal courts in the United States had been organized as a multi-district litigation (MDL) in the United States District Court for the Southern District of West Virginia. In March 2021, the MDL Court entered an order closing the MDL. The MDL Court has remanded cases for trial to the jurisdictions where the case was originally filed and additional pelvic mesh lawsuits have been filed, and remain, outside of the MDL. The Company has settled or otherwise resolved the majority of the United States cases and the estimated costs associated with these settlements and the remaining cases are reflected in the Company's accruals. In addition, class actions and individual personal injury cases or claims seeking damages for alleged injury resulting from Ethicon's pelvic mesh devices have been commenced in various countries outside of the United States, including claims and cases in the United Kingdom, the Netherlands, Belgium, France, Ireland, Italy, Spain and Slovenia and class actions in Israel, Australia, Canada and South Africa. In November 2019, the Federal Court of Australia issued a judgment regarding its findings with respect to liability in relation to the three Lead Applicants and generally in relation to the design, manufacture, pre and post-market assessments and testing, and supply and promotion of the devices in Australia used to treat stress urinary incontinence and pelvic organ prolapse. In September 2022, after exhausting its appeals, the Company reached an in-principle agreement to resolve the two pelvic mesh class actions in Australia and in March 2023 the Federal Court approved the settlement. The class actions in Canada were discontinued in 2020 as a result of a settlement of a group of cases and an agreement to resolve the Israeli class action was reached in May 2021. The parties in the Israeli class action are currently finalizing the terms of the settlement. A motion to approve the settlement was filed with the Court. The Company has established accruals with respect to product liability litigation associated with Ethicon's pelvic mesh products.

Ethicon Physiomesh

Following a June 2016 worldwide market withdrawal of Ethicon Physiomesh Flexible Composite Mesh (Physiomesh), claims for personal injury have been made against Ethicon, Inc. (Ethicon) and the Company alleging personal injury arising out of the use of this hernia mesh device. Cases filed in federal courts in the United States have been organized as a multi-district litigation (MDL) in the United States District Court for the Northern District of Georgia. A multi-county litigation (MCL) also has been formed in New Jersey state court and assigned to Atlantic County for cases pending in New Jersey. In addition to the matters in the MDL and MCL, there are additional lawsuits pending in the United States District Court for the Southern District of Ohio, which are part of the MDL for polypropylene mesh devices manufactured by C.R. Bard, Inc., and lawsuits pending in two New Jersey MCLs formed for Proceed/Proceed Ventral Patch and Prolene Hernia systems, and lawsuits pending outside the United States. In May 2021, Ethicon and lead counsel for the plaintiffs entered into a term sheet to resolve approximately 3,600 Physiomesh cases (covering approximately 4,300 plaintiffs) pending in the MDL and MCL at that time. A master settlement agreement (MSA) was entered into in September 2021 and includes 3,729 cases in the MDL and MCL. All deadlines and trial settings in those proceedings are currently stayed pending the completion of the settlement agreement. Of the cases subject to the MSA, 3,390 have been dismissed with prejudice. Ethicon has received releases from 3,584 plaintiffs, and releases continue to be submitted as part of the settlement process. Post-settlement cases in the Physiomesh MDL and MCL are subject to docket control orders requiring early expert reports and discovery requirements. In May 2023, Ethicon entered an additional settlement to resolve the claims of 292 Physiomesh claimants. That settlement is proceeding, and releases are being returned. As of December 31, 2023, there were 5 Physiomesh cases in the MDL and 3 in the New Jersey MCL which are not included in either settlement and which remain subject to the docket control orders.

Claims have also been filed against Ethicon and the Company alleging personal injuries arising from the PROCEED Mesh and PROCEED Ventral Patch hernia mesh products. In March 2019, the New Jersey Supreme Court entered an order consolidating these cases pending in New Jersey as an MCL in Atlantic County Superior Court. Additional cases have been filed in various federal and state courts in the United States, and in jurisdictions outside the United States.

Ethicon and the Company also have been subject to claims for personal injuries arising from the PROLENE Polypropylene Hernia System. In January 2020, the New Jersey Supreme Court created an MCL in Atlantic County Superior Court to handle such cases. Cases involving this product have also been filed in other federal and state courts in the United States.

In October 2022, an agreement in principle, subject to various conditions, was reached to settle the majority of the pending cases involving Proceed, Proceed Ventral Patch, Prolene Hernia System and related multi-layered mesh products, as well as a number of unfiled claims. All litigation activities in the two New Jersey MCLs are stayed pending effectuation of the proposed settlement. Future cases that are filed in the New Jersey MCLs will be subject to docket control orders requiring early expert reports and discovery requirements.

The Company has established accruals with respect to product liability litigation associated with Ethicon Physiomesh Flexible Composite Mesh, PROCEED Mesh and PROCEED Ventral Patch, and PROLENE Polypropylene Hernia System products.

Innovative Medicine

RISPERDAL

Claims for personal injury have been made against Janssen Pharmaceuticals, Inc. and the Company arising out of the use of RISPERDAL, and related compounds, indicated for the treatment of schizophrenia, acute manic or mixed episodes associated with bipolar I disorder and irritability associated with autism. Lawsuits primarily have been filed in state courts in Pennsylvania, California, and Missouri. Other actions are pending in various courts in the United States and Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has successfully defended a number of these cases but there have been verdicts against the Company, including a verdict in October 2019 of $8.0 billion of punitive damages related to one plaintiff, which the trial judge reduced to $6.8 million in January 2020. In September 2021, the Company entered into a settlement in principle with the counsel representing plaintiffs in this matter and in substantially all of the outstanding cases in the United States. The costs associated with this and other settlements are reflected in the Company's accruals.

ELMIRON

Claims for personal injury have been made against a number of Johnson & Johnson companies, including Janssen Pharmaceuticals, Inc. and the Company, arising out of the use of ELMIRON, a prescription medication indicated for the relief of bladder pain or discomfort associated with interstitial cystitis. These lawsuits, which allege that ELMIRON contributes to the development of permanent retinal injury and vision loss, have been filed in both state and federal courts across the United States. In December 2020, lawsuits filed in federal courts in the United States, including putative class action cases seeking medical monitoring, were organized as a multi-district litigation in the United States District Court for the District of New Jersey. All cases in the multi-district litigation are in active discussions regarding resolution, and as a result, all activity is stayed. In addition, cases have been filed in various state courts of New Jersey, which have been coordinated in a multi-county litigation in Bergen County, as well as the Court of Common Pleas in Philadelphia, which have been coordinated and granted mass tort designation. No activity has taken place in the New Jersey state court litigation; however, three bellwether trials have been set in Philadelphia for March, April and May 2024. In addition, three class action lawsuits have been filed in Canada. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. The Company has established accruals for defense and indemnity costs associated with ELMIRON related product liability litigation.

Intellectual property

Certain subsidiaries of the Company are subject, from time to time, to legal proceedings and claims related to patent, trademark and other intellectual property matters arising out of their businesses. Many of these matters involve challenges to the coverage and/or validity of the patents on various products and allegations that certain of the Company's products infringe the patents of third parties. Although these subsidiaries believe that they have substantial defenses to these challenges and allegations with respect to all significant patents, there can be no assurance as to the outcome of these matters. A loss in any of these cases could adversely affect the ability of these subsidiaries to sell their products, result in loss of sales due to loss of market exclusivity, require the payment of past damages and future royalties, and may result in a non-cash impairment charge for any associated intangible asset.

Innovative Medicine - litigation against filers of abbreviated new drug applications (ANDAs)

The Company's subsidiaries have brought lawsuits against generic companies that have filed ANDAs with the U.S. FDA (or similar lawsuits outside of the United States) seeking to market generic versions of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These lawsuits typically include allegations of non-infringement and/or invalidity of patents listed in FDA's publication "Approved Drug Products with Therapeutic Equivalence Evaluations" (commonly known as the Orange Book). In each of these lawsuits, the Company's subsidiaries are seeking an order enjoining the defendant from marketing a generic version of a product before the expiration of the relevant patents (Orange Book Listed Patents). In the event the Company's subsidiaries are not successful in an action, or any automatic statutory stay expires before the court rulings are obtained, the generic companies involved would have the ability, upon regulatory approval, to introduce generic versions of their products to the market, resulting in the potential for substantial market share and revenue losses for the applicable products, and which may result in a non-cash impairment charge in any associated intangible asset. In addition, from time to time, the Company's subsidiaries may settle these types of actions and such settlements can involve the introduction of generic versions of the products at issue to the market prior to the expiration of the relevant patents.

The Inter Partes Review (IPR) process with the United States Patent and Trademark Office (USPTO), created under the 2011 America Invents Act, is also being used at times by generic companies in conjunction with ANDAs and lawsuits to challenge the applicable patents.

XARELTO

Beginning in March 2021, Janssen Pharmaceuticals, Inc.; Bayer Pharma AG; Bayer AG; and Bayer Intellectual Property GmbH filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of XARELTO before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Dr. Reddy's Laboratories, Inc.; Dr. Reddy's Laboratories, Ltd.; Lupin Limited; Lupin Pharmaceuticals, Inc.; Taro Pharmaceutical Industries Ltd.; Taro Pharmaceuticals U.S.A., Inc.; Teva Pharmaceuticals USA, Inc.; Mylan Pharmaceuticals Inc.; Mylan Inc.; Mankind Pharma Limited; Apotex Inc.; Apotex Corp.; Auson Pharmaceuticals Inc.; Macleods Pharmaceuticals Ltd; Macleods Pharma USA, Inc.; Indoco Remedies Limited; FPP Holding Company LLC; Umedica Laboratories Pvt. Ltd.; Aurobindo Pharma Limited; Aurobindo Pharma USA, Inc.; Cipla Ltd.; Cipla USA Inc.; and InvaGen Pharmaceuticals, Inc. The following U.S. patents are included in one or more cases: 9,539,218 and 10,828,310.

U.S. Patent No. 10,828,310 was also under consideration by the USPTO in an IPR proceeding. In July 2023, the USPTO issued a final written decision finding the claims of the patent invalid. In September 2023, Bayer Pharma AG filed an appeal to the U.S. Court of Appeals for the Federal Circuit.

OPSUMIT

Beginning in January 2023 Actelion Pharmaceuticals Ltd and Actelion Pharmaceuticals US, Inc. filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of OPSUMIT before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Sun Pharmaceutical Industries Limited; Sun Pharmaceutical Industries, Inc.; MSN Laboratories Private Limited; MSN Pharmaceuticals Inc.; and Mylan Pharmaceuticals Inc. The following U.S. patents are included in one or more cases: 7,094,781; and 10,946,015. In November 2023, the Company entered into a confidential settlement agreement with MSN Laboratories Private Limited and MSN Pharmaceuticals Inc. In December 2023, the Company entered into a confidential settlement agreement with Sun Pharmaceutical Industries Limited and Sun Pharmaceuticals Industries, Inc.

INVEGA SUSTENNA

Beginning in January 2018, Janssen Pharmaceutica NV and Janssen Pharmaceuticals, Inc. filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of INVEGA SUSTENNA before expiration of the Orange Book Listed Patent. The following entities are named defendants: Teva Pharmaceuticals USA, Inc.; Mylan Laboratories Limited; Pharmascience Inc.; Mallinckrodt PLC; Specgx LLC; Tolmar, Inc.; and Accord Healthcare, Inc. The following U.S. patent is included in one or more cases: 9,439,906.

Beginning in February 2018, Janssen Inc. and Janssen Pharmaceutica NV initiated a Statement of Claim under Section 6 of the Patented Medicines (Notice of Compliance) Regulations against generic manufacturers who have filed ANDSs seeking approval to market generic versions of INVEGA SUSTENNA before expiration of the listed patent. The following entities are named defendants: Pharmascience Inc. and Apotex Inc. The following Canadian patent is included in one or more cases: 2,655,335.

INVEGA TRINZA

Beginning in September 2020, Janssen Pharmaceuticals, Inc., Janssen Pharmaceutica NV, and Janssen Research & Development, LLC filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of INVEGA TRINZA before expiration of the Orange Book Listed Patent. The following entities are named defendants: Mylan Laboratories Limited; Mylan Pharmaceuticals Inc.; and Mylan Institutional LLC. The following U.S. patent is included in one or more cases: 10,143,693. In May 2023, the District Court issued a decision finding that Mylan's proposed generic product infringes the asserted patent and that the patent is not invalid. Mylan has appealed the verdict.

SYMTUZA

Beginning in November 2021, Janssen Products, L.P., Janssen Sciences Ireland Unlimited Company, Gilead Sciences, Inc. and Gilead Sciences Ireland UC filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of SYMTUZA before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Lupin Limited; Lupin Pharmaceuticals, Inc.; MSN Laboratories

Private Ltd.; MSN Life Sciences Private Ltd.; MSN Pharmaceuticals Inc.; Apotex Inc.; and Apotex Corp. The following U.S. patents are included in one or more cases: 10,039,718 and 10,786,518.

ERLEADA

Beginning in May 2022, Aragon Pharmaceuticals, Inc., Janssen Biotech, Inc. (collectively, Janssen), Sloan Kettering Institute for Cancer Research (SKI) and The Regents of the University of California filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of ERLEADA before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Lupin Limited; Lupin Pharmaceuticals, Inc.; Zydus Worldwide DMCC; Zydus Pharmaceuticals (USA), Inc.; Zydus Lifesciences Limited; Sandoz Inc.; Eugia Pharma Specialities Limited; Aurobindo Pharma USA, Inc.; Auromedics Pharma LLC; Hetero Labs Limited Unit V; and Hetero USA, Inc. The following U.S. patents are included in one or more cases: 9,481,663; 9,884,054; 10,052,314 (which reissued as RE49,353); 10,702,508; 10,849,888; 8,445,507; 8,802,689; 9,388,159; 9,987,261; and RE49,353. In December 2023, Janssen and SKI voluntarily dismissed their case against Lupin Limited and Lupin Pharmaceuticals, Inc.

UPTRAVI

Beginning in November 2022, Actelion Pharmaceuticals US Inc., Actelion Pharmaceuticals Ltd and Nippon Shinyaku Co., Ltd. filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of UPTRAVI intravenous before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Alembic Pharmaceuticals Limited, Alembic Pharmaceuticals Inc.; Lupin Ltd.; Lupin Pharmaceuticals, Inc.; Cipla Limited; Cipla USA Inc.; MSN Laboratories Private Ltd.; and MSN Pharmaceuticals Inc. The following U.S. patents are included in one or more cases: 8,791,122 and 9,284,280. In November 2023, the Company entered into a confidential settlement agreement with Alembic Pharmaceuticals Limited and Alembic Pharmaceuticals Inc.

SPRAVATO

Beginning in May 2023, Janssen Pharmaceuticals, Inc. and Janssen Pharmaceutica NV filed patent infringement lawsuits in United States district courts against generic manufacturers who have filed ANDAs seeking approval to market generic versions of SPRAVATO before expiration of certain Orange Book Listed Patents. The following entities are named defendants: Sandoz Inc.; Hikma Pharmaceuticals Inc. USA; Hikma Pharmaceuticals PLC; and Alkem Laboratories Ltd. The following U.S. patents are included in one or more cases: 10,869,844; 11,173,134; 11,311,500; and 11,446,260.

STELARA

In November 2023, Biocon Biologics Inc. filed a Petition for Inter Partes Review with the USPTO seeking review of U.S. Patent No. 10,961,307 related to methods of treating ulcerative colitis with ustekinumab.

MedTech

In March 2016, Abiomed, Inc. (Abiomed) filed a declaratory judgment action against Maquet Cardiovascular LLC (Maquet) in U.S. District Court for the District of Massachusetts seeking a declaration that the Impella does not infringe certain Maquet patents, currently U.S. Patent Nos. 7,022,100 ('100); 8,888,728; 9,327,068; 9,545,468; 9,561,314; and 9,597,437. Maquet counterclaimed for infringement of each of those patents. After claim construction, Maquet alleged infringement of only the '100 patent. In September 2021, the court granted Abiomed's motion for summary judgment of non-infringement of the '100 patent, and in September 2023, the district court entered final judgment in favor of Abiomed on all patents-in-suit. Maquet appealed.

Government proceedings

Like other companies in the pharmaceutical and medical technologies industries, the Company and certain of its subsidiaries are subject to extensive regulation by national, state and local government agencies in the United States and other countries in which they operate. Such regulation has been the basis of government investigations and litigations. The most significant litigation brought by, and investigations conducted by, government agencies are listed below. It is possible that criminal charges and substantial fines and/or civil penalties or damages could result from government investigations or litigation.

MedTech

In July 2018, the Public Prosecution Service in Rio de Janeiro and representatives from the Brazilian antitrust authority CADE inspected the offices of more than 30 companies including Johnson & Johnson do Brasil Indústria e Comércio de Produtos para Saúde Ltda. The authorities appear to be investigating allegations of possible anti-competitive behavior and possible improper payments in the medical device industry. The Company continues to respond to inquiries regarding the Foreign

Corrupt Practices Act from the United States Department of Justice and the United States Securities and Exchange Commission.

In July 2023, the U.S. Department of Justice ("DOJ") issued Civil Investigative Demands to the Company, Johnson & Johnson Surgical Vision, Inc., and Johnson & Johnson Vision Care, Inc. (collectively, "J&J Vision") in connection with a civil investigation under the False Claims Act relating to free or discounted intraocular lenses and equipment used in eye surgery, such as phacoemulsification and laser systems. J&J Vision has begun producing documents and information responsive to the Civil Investigative Demands. J&J Vision is in ongoing discussions with the DOJ regarding its inquiry.

Innovative Medicine

In July 2016, the Company and Janssen Products, LP were served with a qui tam complaint pursuant to the False Claims Act filed in the United States District Court for the District of New Jersey alleging the off-label promotion of two HIV products, PREZISTA and INTELENCE, and anti-kickback violations in connection with the promotion of these products. The complaint was filed under seal in December 2012. The federal and state governments have declined to intervene, and the lawsuit is being prosecuted by the relators. The Court denied summary judgment on all claims in December 2021. Daubert motions were granted in part and denied in part in January 2022, and the case is proceeding to trial. Trial is scheduled for May 2024.

In March 2017, Janssen Biotech, Inc. (JBI) received a Civil Investigative Demand from the United States Department of Justice regarding a False Claims Act investigation concerning management and advisory services provided to rheumatology and gastroenterology practices that purchased REMICADE or SIMPONI ARIA. In August 2019, the United States Department of Justice notified JBI that it was closing the investigation. Subsequently, the United States District Court for the District of Massachusetts unsealed a qui tam False Claims Act complaint, which was served on the Company. The Department of Justice had declined to intervene in the qui tam lawsuit in August 2019. The Company filed a motion to dismiss, which was granted in part and denied in part. Discovery is underway.

From time to time, the Company has received requests from a variety of United States Congressional Committees to produce information relevant to ongoing congressional inquiries. It is the policy of Johnson & Johnson to cooperate with these inquiries by producing the requested information.

General litigation

The Company or its subsidiaries are also parties to various proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the Company's agreement to implement remediation activities at designated hazardous waste sites or to reimburse the government or third parties for the costs they have incurred in performing remediation as such sites.

In October 2017, certain United States service members and their families brought a complaint against a number of pharmaceutical and medical devices companies, including Johnson & Johnson and certain of its subsidiaries in United States District Court for the District of Columbia, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health. In July 2020, the District Court dismissed the complaint. In January 2022, the United States Court of Appeals for the District of Columbia Circuit reversed the District Court's decision. In June 2023, defendants filed a petition for a writ of certiorari to the United States Supreme Court.

In February 2024, a putative class action was filed against the Company, the Pension & Benefits Committee of Johnson & Johnson, and certain named officers and employees, in United States District Court for the District of New Jersey. The complaint alleges that defendants breached fiduciary duties under the Employee Retirement Income Security Act (ERISA) by allegedly mismanaging the Company's prescription-drug benefits program. The complaint seeks damages and other relief.

MedTech

In October 2020, Fortis Advisors LLC (Fortis), in its capacity as representative of the former stockholders of Auris Health Inc. (Auris), filed a complaint against the Company, Ethicon Inc., and certain named officers and employees (collectively, Ethicon) in the Court of Chancery of the State of Delaware. The complaint alleges breach of contract, fraud, and other causes of action against Ethicon in connection with Ethicon's acquisition of Auris in 2019. The complaint seeks damages and other relief. In December 2021, the Court granted in part and denied in part defendants' motion to dismiss certain causes of action. All claims against the individual defendants were dismissed. The trial was held in January 2024 and the decision is pending.

Innovative Medicine

In June 2019, the United States Federal Trade Commission (FTC) issued a Civil Investigative Demand to the Company and Janssen Biotech, Inc. (collectively, Janssen) in connection with its investigation of whether Janssen's REMICADE contracting practices violate federal antitrust laws. The Company has produced documents and information responsive to the Civil Investigative Demand. Janssen is in ongoing discussions with the FTC staff regarding its inquiry.

In February 2022, the United States Federal Trade Commission (FTC) issued Civil Investigative Demands to Johnson & Johnson and Janssen Biotech, Inc. (collectively, Janssen) in connection with its investigation of whether advertising practices for REMICADE violate federal law. Janssen has produced documents and information responsive to the Civil Investigative Demands. Janssen is in ongoing discussions with the FTC staff regarding the inquiry.

In June 2022, Genmab A/S filed a Notice for Arbitration with International Institute for Conflict Prevention and Resolution (CPR) against Janssen Biotech, Inc. seeking milestones and an extended royalty term for Darzalex FASPRO. In April 2023, the Arbitration Panel ruled in Janssen's favor and dismissed Genmab's claims. In January 2024, Genmab's appeal of this dismissal was denied.

In October 2018, two separate putative class actions were filed against Actelion Pharmaceutical Ltd., Actelion Pharmaceuticals U.S., Inc., and Actelion Clinical Research, Inc. (collectively Actelion) in United States District Court for the District of Maryland and United States District Court for the District of Columbia. The complaints allege that Actelion violated state and federal antitrust and unfair competition laws by allegedly refusing to supply generic pharmaceutical manufacturers with samples of TRACLEER. TRACLEER is subject to a Risk Evaluation and Mitigation Strategy required by the U.S. Food and Drug Administration, which imposes restrictions on distribution of the product. In January 2019, the plaintiffs dismissed the District of Columbia case and filed a consolidated complaint in the United States District Court for the District of Maryland.

In December 2023, a putative class action lawsuit was filed against the Company and Janssen Biotech Inc. (collectively "Janssen") in the United States District Court for the Eastern District of Virginia. The complaint alleges that Janssen violated federal and state antitrust laws and other state laws by delaying biosimilar competition with STELARA through the Janssen's enforcement of patent rights covering STELARA. The complaint seeks damages and other relief.

In June 2022, Janssen Pharmaceuticals, Inc. filed a Demand for Arbitration against Emergent Biosolutions Inc. et al. (EBSI) with the American Arbitration Association, alleging that EBSI breached the parties' Manufacturing Services Agreement for the Company's COVID-19 vaccine. In July 2022, Emergent filed its answering statement and counterclaims. The hearing is scheduled for July 2024.

20. Restructuring

In fiscal 2023, the Company commenced restructuring actions within its Innovative Medicine and MedTech segments. The amounts and details of the current year programs are included below.

In fiscal 2023, the Company completed a prioritization of its research and development (R&D) investment within its Innovative Medicine segment to focus on the most promising medicines with the greatest benefit to patients. This resulted in the exit of certain programs within certain therapeutic areas. The R&D program exits are primarily in infectious diseases and vaccines including the discontinuation of its respiratory syncytial virus (RSV) adult vaccine program, hepatitis and HIV development. Pre-tax Restructuring expenses of $479 million in the fiscal year 2023, included the termination of partnered and non-partnered development program costs and asset impairments. The estimated costs of these total activities is between $500 million - $600 million and is expected to be completed by the end of fiscal year 2024.

In fiscal 2023, the Company initiated a restructuring program of its Orthopaedics franchise within the MedTech segment to streamline operations by exiting certain markets, product lines and distribution network arrangements. The pre-tax restructuring expense of $319 million in the fiscal year 2023 primarily included inventory and instrument charges related to market and product exits. The estimated costs of the total program are between $700 million - $800 million and is expected to be completed by the end of fiscal year 2025.

The following table summarizes the restructuring expenses for the fiscal year 2023:

(Pre-tax Dollars in Millions)	2023
Innovative Medicine Segment[1]	$479
MedTech Segment[2]	319
Total Programs	$798

[1] Included $449 million in Restructuring and $30 million in Cost of products sold on the Consolidated Statement of Earnings

[2] Included $40 million in Restructuring and $279 million in Cost of products sold on the Consolidated Statement of Earnings

Restructuring reserves as of December 31, 2023 and January 1, 2023 were insignificant.

21. Kenvue separation and discontinued operations

On May 8, 2023, Kenvue, completed an initial public offering (the IPO) resulting in the issuance of 198,734,444 shares of its common stock, par value $0.01 per share (the "Kenvue Common Stock"), at an initial public offering of $22.00 per share for net proceeds of $4.2 billion. The excess of the net proceeds from the IPO over the net book value of the Johnson & Johnson divested interest was $2.5 billion and was recorded to additional paid-in capital. As of the closing of the IPO, Johnson & Johnson owned approximately 89.6% of the total outstanding shares of Kenvue Common Stock and at July 2, 2023, the non-controlling interest of $1.3 billion associated with Kenvue was reflected in equity attributable to non-controlling interests in the consolidated balance sheet in the fiscal second quarter of 2023.

On August 23, 2023, Johnson & Johnson completed the disposition of an additional 80.1% ownership of Kenvue Common Stock through an exchange offer, which resulted in Johnson & Johnson acquiring 190,955,436 shares of the Company's common stock in exchange for 1,533,830,450 shares of Kenvue Common Stock. The $31.4 billion of Johnson & Johnson common stock received in the exchange offer is recorded in Treasury stock. Following the exchange offer, the Company owns 9.5% of the total outstanding shares of Kenvue Common Stock that was recorded in other assets within continuing operations at the fair market value of $4.3 billion as of August 23, 2023. Subsequent changes are reflected in other income/expense and amounted to $0.4 billion expense through December 31, 2023.

Johnson & Johnson divested net assets of $11.6 billion as of August 23, 2023, and the accumulated other comprehensive loss attributable to the Consumer Health business at that date was $4.3 billion. Additionally, at the date of the exchange offer, Johnson & Johnson decreased the non-controlling interest by $1.2 billion to record the deconsolidation of Kenvue. This resulted in a non-cash gain on the exchange offer of $21.0 billion that was recorded in Net earnings from discontinued operations, net of taxes in the consolidated statements of earnings for the fiscal third quarter of 2023. This one-time gain includes a gain of $2.8 billion on the Kenvue Common Stock retained by Johnson & Johnson. The gain on the exchange offer qualifies as a tax-free transaction for U.S. federal income tax purposes.

Also in connection with the separation, Johnson & Johnson and Kenvue entered into a separation agreement and also entered into various other agreements that provide for certain transactions to effect the transfer of the assets and liabilities of the Consumer Health business to Kenvue and to govern various interim and ongoing relationships between Kenvue and Johnson & Johnson following the completion of the Kenvue IPO, including transition services agreements (TSAs), transition manufacturing agreements (TMAs), trademark agreements, intellectual property agreements, an employee matters agreement, and a tax matters agreement. Under the TSAs, Johnson & Johnson will provide Kenvue various services and, similarly, Kenvue will provide Johnson & Johnson various services. The provision of services under the TSAs generally will terminate within 24 months following the Kenvue IPO. Additionally, Johnson & Johnson and Kenvue entered into TMAs pursuant to which Johnson & Johnson will manufacture and supply to Kenvue certain products and, similarly, Kenvue will manufacture and supply to Johnson & Johnson certain products. The terms of the TMAs range in initial duration from 3 months to 5 years.

Amounts related to the TSAs and TMAs included in the consolidated statements of earnings were immaterial for the fiscal year 2023. Additionally, the amounts due to and from Kenvue for the above agreements was not material as of December 31, 2023.

The results of the Consumer Health business (previously reported as a separate business segment), as well as the associated gain, have been reflected as discontinued operations in the Company's consolidated statements of earnings as Net earnings from discontinued operations, net of taxes. Prior periods have been recast to reflect this presentation. As a result of the separation of Kenvue, Johnson & Johnson incurred separation costs of $986 million, $1,089 million and $67 million in the fiscal years 2023, 2022 and 2021, respectively, which are also included in Net earnings from discontinued operations, net of taxes. These costs were primarily related to external advisory, legal, accounting, contractor and other incremental costs directly related to separation activities. In the fiscal 2022, as part of the planned separation of the Company's Consumer Health business, the Company recognized approximately $0.5 billion in net incremental tax costs. As of January 1, 2023, the assets and liabilities associated with the Consumer Health business were classified as assets and liabilities of discontinued operations in the consolidated balance sheets.

Details of Net Earnings from Discontinued Operations, net of taxes are as follows:

(Dollars in Millions)	2023[1]	2022	2021
Sales to customers	$10,036	14,953	15,035
Cost of products sold	4,369	6,494	6,452
Gross profit	5,667	8,459	8,583
Selling, marketing and administrative expenses	3,085	4,519	4,542
Research and development expense	258	468	437
Interest Income	(117)	—	—
Interest expense, net of portion capitalized	199	—	—
Other (income) expense, net	1,092	1,060	(37)
(Gain) on separation of Kenvue	(20,984)	—	—
Restructuring	—	46	43
Earnings from Discontinued Operations Before Provision for Taxes on Income	22,134	2,366	3,598
Provision for taxes on income	307	795	521
Net earnings from Discontinued Operations	**$21,827**	**1,571**	**3,077**

[1]   The Company ceased consolidating the results of the Consumer Health business on August 23, 2023, the date of the exchange offer, but continued to reflect any separation costs incurred as part of discontinued operations through the end of the fiscal fourth quarter.

The following table presents depreciation, amortization and capital expenditures of the discontinued operations related to Kenvue:

(Dollars in Millions)	2023[1]	2022	2021
Depreciation and Amortization	$383	641	739
Capital expenditures	$162	303	314

Details of assets and liabilities of discontinued operations were as follows:

	January 1, 2023
Assets	
Cash and cash equivalents	$1,238
Accounts receivable trade, less allowances for doubtful accounts	2,121
Inventories	2,215
Prepaid expenses and other receivables	256
Total current assets of discontinued operations	**5,830**
Property, plant and equipment, net	1,821
Intangible assets, net	9,836
Goodwill	9,184
Deferred taxes on income	176
Other assets	390
Total noncurrent assets of discontinued operations	**$21,407**
Liabilities	
Loans and notes payable	$15
Accounts payable	1,814
Accrued liabilities including accrued taxes on income	644
Accrued rebates, returns and promotions	838
Accrued compensation and employee related obligations	279
Total current liabilities of discontinued operations	**3,590**
Long-term debt	2
Deferred taxes on income	2,383
Employee related obligations	225
Other liabilities	291
Total noncurrent liabilities of discontinued operations	**$2,901**

22. Selected quarterly financial data (unaudited)

Selected unaudited quarterly financial data has been recast for discontinued operations for the years 2023 and 2022 and is summarized below:

(Dollars in Millions Except Per Share Data)	2023				2022			
	First Quarter[1]	Second Quarter	Third Quarter[2]	Fourth Quarter[3]	First Quarter[4]	Second Quarter	Third Quarter	Fourth Quarter[5]
Segment sales to customers								
Innovative Medicine	$13,413	13,731	13,893	13,722	12,869	13,317	13,214	13,163
MedTech	7,481	7,788	7,458	7,673	6,971	6,898	6,782	6,776
Total sales	20,894	21,519	21,351	21,395	19,840	20,215	19,996	19,939
Gross profit	14,207	15,057	14,745	14,597	13,822	13,893	13,824	13,855
Earnings (Loss) before provision for taxes on income	(1,287)	6,306	5,217	4,826	5,203	5,144	5,172	3,840
Net earnings (loss) from continuing operations	(491)	5,376	4,309	4,132	4,571	4,262	4,310	3,227
Net earnings (loss) from discontinued operations, net of tax	423	(232)	21,719	(83)	578	552	148	293
Net earnings (loss)	(68)	5,144	26,028	4,049	5,149	4,814	4,458	3,520
Basic net earnings(loss) per share:								
Basic net earnings (loss) per share from continuing operations	(0.19)	2.07	1.71	1.71	1.74	1.62	1.64	1.24
Basic net earnings (loss) per share from discontinued operations	0.16	(0.09)	8.61	(0.03)	0.22	0.21	0.06	0.11
Basic net earnings (loss) per share	(0.03)	1.98	10.32	1.68	1.96	1.83	1.70	1.35
Diluted net earnings (loss) per share:								
Diluted net earnings (loss) per share from continuing operations	(0.19)	2.05	1.69	1.70	1.71	1.60	1.62	1.22
Diluted net earnings (loss) per share from discontinued operations	0.16	(0.09)	8.52	(0.03)	0.22	0.20	0.06	0.11
Diluted net earnings (loss) per share	(0.03)	1.96	10.21	1.67	1.93	1.80	1.68	1.33

[1] The fiscal first quarter of 2023 includes a $6.9 billion charge related to talc matters.

[2] The fiscal third quarter of 2023 includes; a non-cash gain on the exchange offer of $21.0 billion that was recorded in Net earnings from discontinued operations, net of taxes; $0.6 billion related to the unfavorable change in the fair value of the retained stake in Kenvue and $0.4 billion related to the partial impairment of Idorsia convertible debt and the change in the fair value of the Idorsia equity securities held.

[3] The fourth quarter of 2023 includes favorable changes in the fair value of securities of $0.4 billion

[4] In the fiscal first quarter of 2022, the Company recorded an intangible asset impairment charge of approximately $0.6 billion related to an in-process research and development asset, bermekimab (JnJ-77474462).

[5] The fiscal fourth quarter of 2022 includes one-time COVID-19 Vaccine related exit costs of $0.8 billion.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Johnson & Johnson

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Johnson & Johnson and its subsidiaries (the "Company") as of December 31, 2023 and January 1, 2023, and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the three fiscal years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

U.S. pharmaceutical rebate reserves – managed care, medicare and medicaid

As described in Note 1 to the consolidated financial statements, the Company recognizes revenue from product sales when obligations under the terms of a contract with the customer are satisfied. Rebates and discounts provided to customers are accounted for as variable consideration and recorded as a reduction in sales. The liability for such rebates and discounts is recognized within Accrued Rebates, Returns, and Promotions on the consolidated balance sheet. A significant portion of the liability related to rebates is from the sale of pharmaceutical goods within the U.S., primarily the Managed Care, Medicare and Medicaid programs, which amounted to $11.5 billion as of December 31, 2023. For significant rebate programs, which include the U.S. Managed Care, Medicare and Medicaid rebate programs, rebates and discounts estimated by management are based on contractual terms, historical experience, patient outcomes, trend analysis, and projected market conditions in the U.S. pharmaceutical market.

The principal considerations for our determination that performing procedures relating to U.S. pharmaceutical rebate reserves - Managed Care, Medicare and Medicaid is a critical audit matter are the significant judgment by management due to the significant measurement uncertainty involved in developing these reserves and the high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating the assumptions related to contractual terms, historical experience, patient outcomes, trend analysis, and projected market conditions in the U.S. pharmaceutical market.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to U.S. pharmaceutical rebate reserves - Managed Care, Medicare and Medicaid, including controls over the assumptions used to estimate these rebates. These procedures also included, among others, (i) developing an independent estimate of the rebates by utilizing third party information on price and market conditions in the U.S. pharmaceutical market, the terms of the specific rebate programs, and the historical experience and trend analysis of actual rebate claims paid; (ii) testing rebate claims processed by the Company, including evaluating those claims for consistency with the contractual and mandated terms of the Company's rebate arrangements; and (iii) comparing the independent estimates to management's estimates.

Litigation contingencies – talc

As described in Notes 1 and 19 to the consolidated financial statements, the Company records accruals for loss contingencies associated with legal matters, including talc, when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. To the extent adverse awards, judgments, or verdicts have been rendered against the Company, management does not record an accrual until a loss is determined to be probable and can be reasonably estimated. For these matters, management is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors, including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. Management continues to believe that the Company has strong legal grounds to contest the talc verdicts it has appealed. Notwithstanding management's confidence in the safety of the Company's talc products, in certain circumstances the Company has settled cases. The Company has recognized a total provision of approximately $9 billion, of which approximately one-third is recorded as a current liability and which encompasses actual and contemplated settlements. The recorded amount remains the Company's best estimate of probable loss after the dismissal. The parties have not yet reached a full resolution of all talc matters and the Company is unable to estimate the possible loss or range of loss beyond the remaining amount accrued.

The principal considerations for our determination that performing procedures relating to the talc litigation is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred, when determining whether a reasonable estimate of the loss or range of loss for the future and existing talc claims can be made, and when determining the timing of any settlement payments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's assessment of the loss contingencies associated with this litigation.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of the talc litigation, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as financial statement disclosures. These procedures also included, among others, (i) gaining an understanding of the Company's process around the accounting and reporting for the talc litigation; (ii) obtaining and evaluating certain executed settlement agreements related to the talc litigation (iii) discussing the status of significant known actual and potential litigation and settlements activity with the Company's in-house legal counsel, as well as external counsel when deemed necessary; (iv) obtaining and evaluating the letters of audit inquiry with internal and external legal counsel for significant litigation; (v) evaluating the reasonableness of management's assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable; and (vi) evaluating the sufficiency of the Company's litigation contingencies disclosures.

/s/ **PricewaterhouseCoopers LLP**

Florham Park, New Jersey
February 16, 2024

We have served as the Company's auditor since at least 1920. We have not been able to determine the specific year we began serving as auditor of the Company.

Management's report on internal control over financial reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of external financial statements in accordance with generally accepted accounting principles.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework (2013)." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears herein.

/s/ **J. Duato**

Joaquin Duato

Chairman, Board of Directors

Chief Executive Officer

/s/ **J. J. Wolk**

Joseph J. Wolk

Executive Vice President, Chief Financial Officer

Shareholder return performance graphs

Set forth below are line graphs comparing the cumulative total shareholder return on the Company's Common Stock for periods of five years and ten years ending December 31, 2023, against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Healthcare Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2018 and December 31, 2013 in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Healthcare Equipment Index and that all dividends were reinvested.

5 Year Shareholder Return Performance J&J vs. Indices



— Johnson & Johnson
— S&P 500 Index
— S&P Pharmaceutical Index
— S&P Healthcare Equipment Index

5-year CAGR	
J&J	6.8%
S&P 500	15.7%
S&P Pharm	11.1%
S&P H/C Equip	9.9%

	2018	2019	2020	2021	2022	2023
Johnson & Johnson	$100.00	$116.21	$128.82	$143.57	$152.14	$139.05
S&P 500 Index	$100.00	$131.47	$155.65	$200.29	$163.98	$207.04
S&P Pharmaceutical Index	$100.00	$115.09	$123.75	$155.62	$168.77	$169.33
S&P Healthcare Equipment Index	$100.00	$129.32	$152.12	$181.56	$147.32	$160.64

10 Year Shareholder Return Performance J&J vs. Indices



- Johnson & Johnson
- S&P 500 Index
- S&P Pharmaceutical Index
- S&P Healthcare Equipment Index

10-year CAGR	
J&J	8.4%
S&P 500	12.0%
S&P Pharm	10.1%
S&P H/C Equip	13.3%

	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Johnson & Johnson	$100.00	$117.34	$118.69	$136.88	$170.29	$161.54	$187.73	$208.10	$231.92	$245.76	$224.62
S&P 500 Index	$100.00	$113.67	$115.23	$129.00	$157.15	$150.24	$197.53	$233.85	$300.91	$246.37	$311.06
S&P Pharmaceutical Index	$100.00	$122.22	$129.29	$127.27	$143.27	$154.86	$178.23	$191.64	$240.99	$261.37	$262.23
S&P Healthcare Equipment Index	$100.00	$126.28	$133.82	$142.50	$186.53	$216.82	$280.39	$329.83	$393.66	$319.42	$348.30

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

Not applicable.

Item 9A. Controls and procedures

Disclosure controls and procedures. At the end of the period covered by this Report, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Joaquin Duato, Chairman and Chief Executive Officer, and Joseph J. Wolk, Executive Vice President, Chief Financial Officer, reviewed and participated in this evaluation. Based on this evaluation, Messrs. Duato and Wolk concluded that, as of the end of the period covered by this Report, the Company's disclosure controls and procedures were effective.

Reports on internal control over financial reporting. The information called for by this item is incorporated herein by reference to Management's report on internal control over financial reporting, and the attestation regarding internal controls over financial reporting included in the report of independent registered public accounting firm included in Item 8 of this Report.

Changes in internal control over financial reporting. During the fiscal quarter ended December 31, 2023, there were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required under Rules 13a-15 and 15d-15 under the Exchange Act that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company continues to monitor and assess the effectiveness of the design and operation of its disclosure controls and procedures.

The Company is implementing a multi-year, enterprise-wide initiative to integrate, simplify and standardize processes and systems for the human resources, information technology, procurement, supply chain and finance functions. These are enhancements to support the growth of the Company's financial shared service capabilities and standardize financial systems. This initiative is not in response to any identified deficiency or weakness in the Company's internal control over financial reporting. In response to this initiative, the Company has and will continue to align and streamline the design and operation of its financial control environment.

Item 9B. Other information

Securities trading plans of Directors and Executive Officers. During the fiscal fourth quarter of 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) informed us of the adoption or termination of a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," each as defined in Item 408 of Regulation S-K.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

Part III

Item 10. Directors, executive officers and corporate governance

The information called for by this item is incorporated herein by reference to the discussion of the Audit Committee under the caption Item 1. Election of Directors - Board committees; and the material under the captions Item 1. Election of Directors and, if applicable, Delinquent Section 16(a) reporting in the Proxy Statement; and the material under the caption "Executive Officers of the Registrant" in Part I of this Report.

The Company's Code of Business Conduct, which covers all employees (including the Chief Executive Officer, Chief Financial Officer and Controller), meets the requirements of the SEC rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002. The Code of Business Conduct is available on the Company's website at www.jnj.com/code-of-business-conduct, and copies are available to shareholders without charge upon written request to the Secretary at the Company's principal executive offices. Any substantive amendment to the Code of Business Conduct or any waiver of the Code granted to the Chief Executive Officer, the Chief Financial Officer or the Controller will be posted on the Company's website at www.jnj.com/code-of-business-conduct within five business days (and retained on the website for at least one year).

In addition, the Company has adopted a Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers. The Code of Business Conduct & Ethics for Members of the Board of Directors and Executive Officers is available on the Company's website at www.investor.jnj.com/governance/corporate-governance-overview/code-of-business-conduct--ethics, and copies are available to shareholders without charge upon written request to the Secretary at the Company's principal executive offices. Any substantive amendment to the Code or any waiver of the Code granted to any member of the Board of Directors or any executive officer will be posted on the Company's website at www.investor.jnj.com/governance/corporate-governance-overview/code-of-business-conduct--ethics within five business days (and retained on the website for at least one year).

Item 11. Executive compensation

The information called for by this item is incorporated herein by reference to the material under the captions Item 1. Election of Directors – Director compensation, and Item 2. Compensation Committee report, Compensation discussion and analysis and Executive compensation tables in the Proxy Statement.

The material incorporated herein by reference to the material under the caption Compensation Committee report in the Proxy Statement shall be deemed furnished, and not filed, in this Report and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, as a result of this furnishing, except to the extent that the Company specifically incorporates it by reference.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information called for by this item is incorporated herein by reference to the material under the caption Item 1. Stock ownership in the Proxy Statement; and Note 16 Common stock, stock option plans and stock compensation agreements of the Notes to Consolidated Financial Statements in Item 8 of this Report.

Equity compensation plan information

The following table provides certain information as of December 31, 2023 concerning the shares of the Company's Common Stock that may be issued under existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights	Weighted Average Exercise Price of Outstanding Options and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans[2][3]
Equity Compensation Plans Approved by Security Holders[1]	127,211,785	$123.41	130,112,007
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	**127,211,785**	**$123.41**	**130,112,007**

[1] Included in this category are the following equity compensation plans which have been approved by the Company's shareholders: 2012 Long-Term Incentive Plan and 2022 Long-Term Incentive Plan.

[2] This column excludes shares reflected under the column "Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights."

[3] The 2012 Long-Term Incentive Plan expired April 26, 2022. All options and restricted shares granted subsequent to that date were under the 2022 Long-Term Incentive Plan.

Item 13. Certain relationships and related transactions, and director independence

The information called for by this item is incorporated herein by reference to the material under the captions Item 1. Election of Directors - Related person transactions & Director independence in the Proxy Statement.

Item 14. Principal accountant fees and services

The information called for by this item is incorporated herein by reference to the material under the caption Item 3. Ratification of appointment of independent registered public accounting firm in the Proxy Statement.

Part IV

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this report:

1. *Financial Statements*

   Consolidated balance sheets at end of fiscal years 2023 and 2022

   Consolidated statements of earnings for fiscal years 2023, 2022 and 2021

   Consolidated statements of comprehensive income for Fiscal Years 2023, 2022 and 2021

   Consolidated statements of equity for fiscal years 2023, 2022 and 2021

   Consolidated statements of cash flows for fiscal years 2023, 2022 and 2021

   Notes to Consolidated Financial Statements

   Report of independent registered public accounting firm

All schedules are omitted because they are not applicable or the required information is included in the financial statements or notes.

2. *Exhibits required to be filed by item 60I of regulation S-K*

   The information called for by this item is incorporated herein by reference to the Exhibit Index in this Report.

Item 16. Form 10-K summary

Registrants may voluntarily include a summary of information required by Form 10-K under this Item 16. The Company has elected not to include such summary information.

Signatures

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2024

JOHNSON & JOHNSON

(Registrant)

By   /s/ J. Duato

J. Duato, Chairman of the Board

and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ **J. Duato** **J. Duato**	Chairman of the Board Chief Executive Officer (Principal Executive Officer)	February 16, 2024
/s/ **J. J. Wolk** **J. J. Wolk**	Chief Financial Officer (Principal Financial Officer)	February 16, 2024
/s/ **R. J. Decker Jr.** **R. J. Decker Jr.**	Controller and Chief Accounting Officer (Principal Accounting Officer)	February 16, 2024
/s/ **D. Adamczyk** **D. Adamczyk**	Director	February 16, 2024
/s/ **M. C. Beckerle** **M. C. Beckerle**	Director	February 16, 2024
/s/ **D. S. Davis** **D. S. Davis**	Director	February 16, 2024
/s/ **J. A. Doudna** **J. A. Doudna**	Director	February 16, 2024

Signature	Title	Date
/s/ **M. A. Hewson** **M. A. Hewson**	Director	February 16, 2024
/s/ **P. A. Johnson** **P. A. Johnson**	Director	February 16, 2024
/s/ **H. Joly** **H. Joly**	Director	February 16, 2024
/s/ **M. B. McClellan** **M. B. McClellan**	Director	February 16, 2024
/s/ **A. M. Mulcahy** **A. M. Mulcahy**	Director	February 16, 2024
/s/ **M. A. Weinberger** **M. A. Weinberger**	Director	February 16, 2024
/s/ **N. Y. West** **N. Y. West**	Director	February 16, 2024
/s/ **E. A. Woods** **E. A. Woods**	Director	February 16, 2024

Exhibit index

Reg. S-K Exhibit Table Item No.	Description of Exhibit
2(i)	Agreement and Plan of Merger, dated as of October 31, 2022, by and among Johnson & Johnson, Athos Merger Sub, Inc. and ABIOMED, Inc. – Incorporated herein by reference to Exhibit 2.1 of the Registrant's Form 8-K Current Report filed November 1, 2022.†
3(i)	Restated Certificate of Incorporation effective February 19, 2016 — Incorporated herein by reference to Exhibit 3(i) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2016.
3(ii)	Certificate of Amendment to the Certificate of Incorporation of Johnson & Johnson effective April 30, 2020 — Incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K Current Report filed April 29, 2020.
3(iii)	By-Laws of the Company, as amended effective June 9, 2020 — Incorporated herein by reference to Exhibit 3.1 of the Registrant's Form 8-K Current Report filed June 10, 2020.
4(a)	Upon the request of the Securities and Exchange Commission, the Registrant will furnish a copy of all instruments defining the rights of holders of long-term debt of the Registrant.
4(b)	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 — Incorporated herein by reference to Exhibit 4.1 of the Registrant's Form 8-K Current Report filed August 12, 2020.
10(a)	2012 Long-Term Incentive Plan — Incorporated herein by reference to Appendix A of the Registrant's Proxy Statement filed on March 15, 2012.*
10(b)	Form of Stock Option Certificate under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2012.*
10(c)	Form of Restricted Share Unit Certificate under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2012.*
10(d)	Form of Performance Share Unit Certificate under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.4 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2012.*
10(e)	Global NonQualified Stock Option Award Agreement under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2018.*
10(f)	Global Restricted Share Unit Award Agreement under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2018.*
10(g)	Global Performance Share Unit Award Agreement under the 2012 Long-Term Incentive Plan — Incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 10-Q Quarterly Report for the quarter ended April 1, 2018.*
10(h)°	Global Restricted Share Unit Award Agreement granted to John Reed on May 1, 2023 under the 2022 Long-Term Incentive Plan — Filed with this document.*
10(i)	Domestic Deferred Compensation (Certificate of Extra Compensation) Plan — Incorporated herein by reference to Exhibit 10(g) of the Registrant's Form 10-K Annual Report for the year ended December 28, 2003.*
10(j)	Amendments to the Certificate of Extra Compensation Plan effective as of January 1, 2009 — Incorporated herein by reference to Exhibit 10(j) of the Registrant's Form 10-K Annual Report for the year ended December 28, 2008.*
10(k)	2009 Certificates of Long-Term Performance Plan — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 27, 2009.*
10(l)	Amended and Restated Deferred Fee Plan for Directors (Amended as of January 17, 2012) — Incorporated herein by reference to Exhibit 10(k) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 1, 2012.*

Reg. S-K Exhibit Table Item No.	Description of Exhibit
10(m)	The Johnson & Johnson Executive Income Deferral Plan Amended and Restated Effective January 1, 2010 — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 30, 2012.*
10(n)	The Johnson & Johnson Excess Savings Plan (amended and restated as of January 1, 2022) — Incorporated herein by reference to Exhibit 10(l) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 1, 2023.*
10(o)	Excess Benefit Plan of Johnson & Johnson and Affiliated Companies (amended and restated as of January 1, 2020) — incorporated by reference to Exhibit 10(n) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2021.*
10(p)**	Executive Life Plan Agreement — Incorporated herein by reference to Exhibit 10(i) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 1993.*
10(q)	Executive Life Plan Agreement Closure Letter — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended March 29, 2015.*
10(r)	2022 Long-Term Incentive Plan — Incorporated by reference to Appendix A of the Registrant's Proxy Statement filed on March 16, 2022.*
10(s)	Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies, Amended and Restated as of October 1, 2014 — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended September 28, 2014.*
10(t)	First Amendment to the Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies (as amended and restated effective October 1, 2014) — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended June 28, 2015.*
10(u)	Second Amendment to the Severance Pay Plan of Johnson & Johnson and U.S. Affiliated Companies (as amended and restated effective October 1, 2014) — Incorporated herein by reference to Exhibit 10(x) of the Registrant's Form 10-K Annual Report for the fiscal year ended January 3, 2016.*
10(v)	Contingent Value Rights Agreement, dated as of December 22, 2022, by and between Johnson & Johnson and American Stock Transfer & Trust Company, LLC – Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 8-K Current Report filed December 22, 2022.†
10(w)	Separation Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(x)	Tax Matters Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(y)	Employee Matters Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(z)	Intellectual Property Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(aa)	Trademark Phase-Out License Agreement, dated as of April 3, 2023, by and between Johnson & Johnson and Johnson & Johnson Consumer Inc.
10(ab)	Transition Services Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(ac)	Transition Manufacturing Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(ad)	Registration Rights Agreement, dated as of May 3, 2023, by and between Johnson & Johnson and Kenvue Inc.
10(ae)	Johnson & Johnson Deferred Compensation Plan*
10(af)	Global Performance Share Unit Award Agreement*

Reg. S-K Exhibit Table Item No.	Description of Exhibit
10(ag)	Global Restricted Share Unit Award Agreement*
10(ah)	Global Nonqualified Stock Option Award Agreement*
10(ai)	Amendment One to the Johnson & Johnson Excess Savings Plan (amended and restated effective as of January 1, 2022) — Incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q Quarterly Report for the quarter ended October 1, 2023.*
10(aj)	Johnson & Johnson Executive Incentive Plan (Amended as of September 7, 2023) — Incorporated herein by reference to Exhibit 10.2 of the Registrant's Form 10-Q Quarterly Report for the quarter ended October 1, 2023.*
19°	Johnson & Johnson Stock Trading Policy for Directors, Executive Officers and Insiders (Amended as of April 27, 2023) — Filed with this document.
21°	Subsidiaries — Filed with this document.
23°	Consent of Independent Registered Public Accounting Firm — Filed with this document.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act — Filed with this document.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act — Filed with this document.
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act — Furnished with this document.
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act — Furnished with this document.
97°	Johnson & Johnson Clawback Policy (effective as of August 8, 2023) — Filed with this document.
Exhibit 101:	
EX-101.INS	Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema
EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase
EX-101.LAB	Inline XBRL Taxonomy Extension Label Linkbase
EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Document
Exhibit 104:	Cover Page Interactive Data File——the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

*   Management contract or compensatory plan.

**   Paper filing.

†   Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K, as applicable.

°   Omitted from the printed version of this 2023 Annual Report.

A copy of any of the Exhibits listed above will be provided without charge to any shareholder submitting a written request specifying the desired exhibit(s) to the Secretary at the principal executive offices of the Company. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed as exhibits to this Form 10-K certain long-term debt instruments, including indentures, under which the total amount of securities authorized does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company hereby agrees to furnish a copy of any such instrument to the SEC upon request.

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Joaquin Duato, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "report") of Johnson & Johnson (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ Joaquin Duato

Joaquin Duato

Chief Executive Officer

Date: February 16, 2024

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Joseph J. Wolk certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "report") of Johnson & Johnson (the "Company");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the Company's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

/s/ Joseph J. Wolk

Joseph J. Wolk

Chief Financial Officer

Date: February 16, 2024

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT

The undersigned, Joaquin Duato, the Chief Executive Officer of Johnson & Johnson, a New Jersey corporation (the "Company"), pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies that, to the best of my knowledge:

(1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joaquin Duato
Joaquin Duato
Chief Executive Officer

Dated: February 16, 2024

This certification is being furnished to the SEC with this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT

The undersigned, Joseph J. Wolk, the Chief Financial Officer of Johnson & Johnson, a New Jersey corporation (the "Company"), pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, hereby certifies that, to the best of my knowledge:

(1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Joseph J. Wolk
Joseph J. Wolk
Chief Financial Officer

Dated: February 16, 2024

This certification is being furnished to the SEC with this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.

The tables below are provided to reconcile certain non-GAAP financial disclosures in the 2023 Chairman's Letter.
Reconciliation of Non-GAAP Financial Measures

(Dollars in Millions Except Per Share Data)	2023	2022	% change
Net Earnings from Continuing Operations, after tax- as reported	$ 13,326	$ 16,370	
Pre-tax Adjustments			
Litigation related	7,152	866	
Intangible Asset Amortization expense	4,532	3,944	
COVID-19 Vaccine related costs	663	1,474	
Restructuring related	798	372	
Medical Device Regulation	311	296	
Acquisition, integration and divestiture related	339	196	
(Gains)/losses on securities	641	690	
IPR&D impairments	313	783	
Other	—	(7)	
Tax Adjustments			
Tax impact on special item adjustments	(2,694)	(1,294)	
Tax legislation and other tax related	28	106	
Adjusted Net Earnings from Continuing Operations, after tax	$ 25,409	$ 23,796	
Average shares outstanding (Diluted)	2,560.4	2,663.9	
Adjusted net earnings per share from Continuing Operations (Diluted)	$ 9.92	$ 8.93	11.1%

Sales Growth % 2023 vs. 2022	Total	Operational	Currency
Worldwide as reported	6.5%	7.4%	(0.9)%
COVID-19 Vaccine impact	(1.5)	(1.6)	0.1
Worldwide excluding COVID-19 Vaccine	8.0	9.0	(1.0)

Board of Directors

JOAQUIN DUATO*
Chairman, Board of Directors

DARIUS ADAMCZYK
Executive Chairman, Honeywell International

MARY C. BECKERLE
Chief Executive Officer, Huntsman Cancer Institute at the University of Utah; Distinguished Professor of Biology, College of Science, University of Utah

D. SCOTT DAVIS
Former Chairman and Chief Executive Officer, United Parcel Service, Inc.

JENNIFER A. DOUDNA
Professor of Chemistry; Professor of Biochemistry & Molecular Biology; Li Ka Shing Chancellor's Professor in Biomedical and Health, University of California, Berkeley

MARILLYN A. HEWSON
Former Chair and Chief Executive Officer, Lockheed Martin Corporation

PAULA A. JOHNSON
President, Wellesley College

HUBERT JOLY
Former Chairman and Chief Executive Officer, Best Buy Co., Inc.

MARK B. McCLELLAN
Director, Duke-Robert J. Margolis, MD, Center for Health Policy, Duke University

ANNE M. MULCAHY
Former Chairman and Chief Executive Officer, Xerox Corporation

MARK A. WEINBERGER
Former Chairman and Chief Executive Officer, Ernst & Young

NADJA Y. WEST
Former Lieutenant General, U.S. Army

EUGENE A. WOODS
Chief Executive Officer, Advocate Health

Senior Management

JOAQUIN DUATO*
Chief Executive Officer

VANESSA BROADHURST*
Executive Vice President, Global Corporate Affairs

ROBERT J. DECKER JR.
Corporate Controller; Chief Accounting Officer

PETER M. FASOLO*
Executive Vice President, Chief Human Resources Officer

ELIZABETH FORMINARD*
Executive Vice President, General Counsel

WILLIAM N. HAIT*
Executive Vice President, Chief External Innovation and Medical Officer

MARC LARKINS
Corporate Secretary; Worldwide Vice President, Corporate Governance

JOHN REED*
Executive Vice President, Innovative Medicine, R&D

TIM SCHMID*
Executive Vice President, Worldwide Chairman, MedTech

JAMES SWANSON*
Executive Vice President, Chief Information Officer

JENNIFER TAUBERT*
Executive Vice President, Worldwide Chairman, Innovative Medicine

DUANE VAN ARSDALE
Treasurer

KATHRYN E. WENGEL*
Executive Vice President, Chief Technical Operations & Risk Officer

JOSEPH J. WOLK*
Executive Vice President, Chief Financial Officer

* Member, Executive Committee

Principal office

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
(732) 524-0400

2024 Annual Meeting of Shareholders

Thursday, April 25, 2024
10:00 a.m. (Eastern Standard Time)

Meeting held virtually at
*www.virtualshareholdermeeting.com/
JNJ2024.*

All shareholders as of the record date of
February 27, 2024 are invited to attend.

A formal Notice of Annual Meeting, Proxy
Statement and proxy have been made
available to shareholders.

2023 Annual Report on Form 10-K and 2024 Proxy Statement

Johnson & Johnson's Annual Report
on Form 10-K for the fiscal year ended
December 31, 2023 is included in this
Annual Report in its entirety, with the
exception of certain exhibits. The
Form 10-K, complete with all of its
exhibits, is available on our website at
www.investor.jnj.com/financials/sec-filings,
and the SEC's website at *www.sec.gov.*

**Shareholders may also obtain copies of
the exhibits, our 2023 Annual Report
on Form 10-K and our 2024 Proxy
Statement, without charge, upon written
request to the Office of the Corporate
Secretary at our principal office address,
or by calling (800) 950-5089.**

Electronic delivery notification

The 2024 Proxy Statement and our
2023 Annual Report are available on our
website *investor.jnj.com/asm.* Shareholders
who receive paper copies of our Proxy
Statement and Annual Report by mail
can elect to receive instead an email
message with a link to those documents
on the Internet. Registered shareholders
may enroll in electronic delivery at: *www.
computershare-na.com/green.* Beneficial
shareholders (who hold shares of Johnson
& Johnson Common Stock through a bank,
broker or other holder of record) generally
can enroll for electronic delivery at: *enroll.
icsdelivery.com/jnj.*

Stock listing

Johnson & Johnson Common Stock
Listed on New York Stock Exchange
Stock Symbol: JNJ

Shareholder relations contact

Marc Larkins
Corporate Secretary
(732) 524-2455

Investor Relations contact

Jessica Moore
Vice President, Investor Relations
(800) 950-5089
investor-relations@its.jnj.com

Stock transfer agent and registrar

Questions regarding stock holdings,
certificate replacement/transfer, dividends
and address changes should be directed to
our stock transfer agent and registrar at:

Computershare Trust Company, N.A.
P.O. Box 3006
Providence, RI 02490-3006

Overnight mail:
Computershare Trust Company, N.A.
150 Royal Street, Suite 101
Canton, MA 02021
(800) 328-9033 or (781) 575-2718

Shareholder website:
www.computershare.com/investor

Dividend reinvestment plan

The Plan allows for full or partial dividend
reinvestment and additional cash investments
up to $50,000 per year in Johnson & Johnson
Common Stock without per share or service
charges on stock purchases. If you are
interested in participating in the Plan and
need an enrollment form and/or more
information, please call the Plan administrator,
Computershare Trust Company, N.A. at (800)
328-9033 or (781) 575-2718 (outside the U.S.)
or access online at
www.computershare.com/investor.

Hearing impaired

Shareholders who have inquiries regarding
stock-related matters can communicate
directly with Computershare Trust Company,
N.A. via a telecommunications device (TDD).
The telephone number for this service is
(800) 952-9245 or (781) 575-2692 (outside
the U.S.).

Johnson & Johnson online

Our website: www.jnj.com

http://www.jnj.com/media-center

www.facebook.com/jnj

www.twitter.com/JNJNews
www.twitter.com/JNJCares

www.youtube.com/jnj

http://www.linkedin.com/company/
johnson-&-johnson

The latest news, conference
announcements, press releases and
Company performance information can
be found at *www.investor.jnj.com.*

The information on these websites should
not be deemed to be part of this Annual
Report.



Johnson&Johnson

www.jnj.com/